      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1998


                                                      REGISTRATION NO. 333-49415
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ABGENIX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                           2836                          94-3248826
(STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
             OF                   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)
      INCORPORATION OR
        ORGANIZATION)

                                 ABGENIX, INC.
                             7601 DUMBARTON CIRCLE
                           FREMONT, CALIFORNIA 94555
                                 (510) 608-6500
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 R. SCOTT GREER
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                                 ABGENIX, INC.
                             7601 DUMBARTON CIRCLE
                           FREMONT, CALIFORNIA 94555
                                 (510) 608-6500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE OF PROCESS)
                                   COPIES TO:

            MARIO M. ROSATI, ESQ.                           ALAN C. MENDELSON, ESQ.
           CHRIS F. FENNELL, ESQ.                           PATRICK A. POHLEN, ESQ.
      WILSON SONSINI GOODRICH & ROSATI                        COOLEY GODWARD LLP
          PROFESSIONAL CORPORATION                           FIVE PALO ALTO SQUARE
             650 PAGE MILL ROAD                               3000 EL CAMINO REAL
             PALO ALTO, CA 94304                              PALO ALTO, CA 94306
               (650) 493-9300                                   (650) 843-5000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF               AMOUNT             OFFERING PRICE           AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED      TO BE REGISTERED(1)        PER SHARE(2)        OFFERING PRICE(2)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value          3,450,000                $12.00              $41,400,000             $12,213(3)
==============================================================================================================================

(1) Includes 450,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(3) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 19, 1998


                                      LOGO

                                3,000,000 SHARES

                                  COMMON STOCK
                         ------------------------------


     All of the 3,000,000 shares of Common Stock offered hereby are being sold by Abgenix, Inc. ("Abgenix" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "ABGX."


                         ------------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                   UNDERWRITING
                                              PRICE                DISCOUNTS AND             PROCEEDS TO
                                            TO PUBLIC             COMMISSIONS(1)             COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share..........................             $                        $                        $
--------------------------------------------------------------------------------------------------------------
Total(3)...........................             $                        $                        $
==============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $750,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $        , $        and $        , respectively.

                         ------------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about                , 1998.

BANCAMERICA ROBERTSON STEPHENS                                   LEHMAN BROTHERS

              THE DATE OF THIS PROSPECTUS IS                , 1998

                                   [ARTWORK]

     Antibody products with human protein sequences may be desirable for therapy in humans since they tend to minimize undesirable side effects. Various approaches have evolved to engineer mouse antibodies so that they contain proportionately more human protein sequences and thus appear more human-like to a patient's immune system. The Company's XenoMouse technology has been developed to produce antibodies with 100% human protein sequences.

                                   [ARTWORK]

     Abgenix believes that its XenoMouse technology offers several significant advantages over other approaches. These advantages include generating high affinity antibodies in vivo without the need for further antibody engineering, as well as allowing production of such antibodies for preclinical and clinical trials without the need for recombinant cell line development. As a result, the Company believes that its XenoMouse technology offers the potential to develop antibody therapeutic product candidates over a shorter timeline.


     All of the Company's product candidates are at early stages of research and development and have not been approved for sale in the United States by the United States Food and Drug Administration ("FDA"), and therefore, no sales have been generated. Approval of the Company's product candidates by the FDA or corresponding European regulatory authorities could take several years and there can be no assurance that such approval will ever be obtained. See "Risk
Factors -- Uncertainty Associated with XenoMouse Technology," "-- No Assurance of Successful Product Development" and "-- Uncertainties Related to Clinical Trials."


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................     4
Risk Factors................................................     6
Special Note Regarding Forward-Looking Statements...........    20
Use of Proceeds.............................................    21
Dividend Policy.............................................    21
The Company.................................................    21
Capitalization..............................................    22
Dilution....................................................    23
Selected Financial Data.....................................    24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    25
Business....................................................    31
Management..................................................    50
Certain Transactions........................................    59
Principal Stockholders......................................    62
Description of Capital Stock................................    64
Shares Eligible for Future Sale.............................    67
Underwriting................................................    69
Legal Matters...............................................    70
Experts.....................................................    71
Additional Information......................................    71
Index to Financial Statements...............................   F-1


                            ------------------------

     Abgenix and the Abgenix logo are trademarks of the Company. XenoMouse is a registered trademark of Xenotech, L.P. ("Xenotech"). All other trademarks or service marks appearing in this Prospectus are the property of their respective holders.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited interim financial information for each of the first three fiscal quarters of each fiscal year of the Company.

     Abgenix has the right to use XenoMouse technology through Xenotech, its joint venture equally owned with a subsidiary of Japan Tobacco Inc. ("Japan Tobacco"). The Company's principal executive offices are located at 7601 Dumbarton Circle, Fremont, California 94555, and its telephone number is (510) 608-6500.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and gives effect to (i) the automatic conversion of all outstanding shares of the Company's Redeemable Convertible Preferred Stock ("Preferred Stock") into an aggregate of 7,844,352 shares of Common Stock upon the closing of this offering and (ii) the filing, upon the closing of this offering, of a Restated Certificate of Incorporation.

                                  THE COMPANY

     Abgenix, a biopharmaceutical company, develops and intends to commercialize antibody therapeutic products for the prevention and treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, and cancer. The Company has developed a proprietary technology which it believes enables it to quickly generate high affinity, fully human antibody product candidates to essentially any disease target appropriate for antibody therapy ("XenoMouse technology"). Abgenix intends to use its XenoMouse technology to build and commercialize a large and diversified product portfolio through the establishment of corporate collaborations and internal product development programs. The Company has recently established collaborative arrangements with Pfizer Inc. ("Pfizer"), Schering-Plough Research Institute ("Schering-Plough") and Genentech, Inc. ("Genentech"). In addition, the Company has four proprietary antibody product candidates that are under development internally, two of which are in human clinical trials. In certain instances, the Company intends to commercialize select products on its own in niche markets such as graft versus host disease ("GVHD").

     Abgenix believes that its XenoMouse technology offers the following advantages: (i) producing antibodies with fully human protein sequences; (ii) generating a diverse antibody response to essentially any disease target appropriate for antibody therapy; (iii) generating high affinity antibodies which do not require further engineering; (iv) enabling more efficient product development; and (v) providing flexibility in choosing manufacturing processes.

     The Company has established collaborative arrangements with Pfizer, Schering-Plough and Genentech in order to generate fully human antibodies to specific antigens in the fields of cancer, inflammation and growth factor modulation, respectively. Pursuant to their respective collaborative arrangements, Pfizer, Schering-Plough and Genentech are obligated to make payments upon completion of certain research and may make additional payments upon achievement of other milestones. In connection with its collaborative arrangement, Pfizer also made an equity investment of approximately $1.3 million in the Company. Abgenix also has a collaborative arrangement with Cell Genesys, Inc. ("Cell Genesys") based on antibodies generated with XenoMouse technology in the field of gene therapy. In addition, Abgenix intends to form proprietary product collaborations with potential pharmaceutical partners involving antibodies generated against antigen targets sourced by the Company.

     The Company's lead product candidate, ABX-CBL, is a proprietary in-licensed antibody in Phase II clinical trials. ABX-CBL targets the CBL antigen which is selectively expressed on activated immune cells. Abgenix believes that ABX-CBL has the ability to reverse unwanted immune responses by selectively destroying activated immune cells without adversely affecting the entire immune system. As of March 1, 1998, ABX-CBL had been tested in 90 patients in various transplant-related conditions including GVHD and organ transplant rejection. Based in part on data from these initial clinical trials, the Company commenced a multi-center confirmatory Phase II clinical study in GVHD in January 1998 and anticipates completion of this trial in 1998. In addition, the Company has applied its XenoMouse technology to develop a fully human antibody, ABX-RB2, targeting the CBL antigen for potential use in organ transplant rejection and autoimmune disorders, indications where chronic drug administration may be required. ABX-RB2 is in preclinical development.

     In April 1998, Abgenix initiated Phase I clinical trials in psoriasis with ABX-IL8, a fully human antibody product candidate generated with XenoMouse technology that binds with high affinity to interleukin-8 ("IL-8"). A number of preclinical studies suggest that excess IL-8 may be associated with certain inflammatory disorders. Additionally, Abgenix is in preclinical development with ABX-EGF, a fully human antibody product candidate that has been shown in mouse models to eradicate certain human tumors.

                                  THE OFFERING

Common Stock to be Offered by the
Company.............................      3,000,000 shares

Common Stock Outstanding after the
Offering............................     11,137,512 shares(1)

Use of Proceeds.....................     For research and development, including
                                         the performance of preclinical and
                                         clinical trials, cross-license and
                                         settlement payment, working capital and
                                         other general corporate purposes. See
                                         "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..............................     ABGX

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                  THREE MONTHS
                                                                                                     ENDED
                                                         YEAR ENDED DECEMBER 31,                   MARCH 31,
                                             -----------------------------------------------   ------------------
                                              1993     1994      1995      1996       1997       1997      1998
                                             ------   -------   -------   -------   --------   --------   -------
STATEMENT OF OPERATIONS DATA(2):
Total revenues(2)..........................  $6,600   $ 6,200   $ 6,200   $ 4,719   $  1,954   $    335   $   891
Operating expenses:
  Research and development.................   4,629     7,921    11,879     9,433     11,405      2,078     5,366
  General and administrative...............   1,019     1,955     2,603     2,565      3,525      1,004       918
  Charge for cross-license and
    settlement -- amount allocated from
    Cell Genesys(3)........................      --        --        --        --     11,250     11,250        --
  Equity in losses from the Xenotech joint
    venture (charge for cross-license and
    settlement)(3).........................      --        --        --        --     11,250      3,750        --
                                             ------   -------   -------   -------   --------   --------   -------
    Total operating expenses...............   5,648     9,876    14,482    11,998     37,430     18,082     6,284
                                             ------   -------   -------   -------   --------   --------   -------
Operating income (loss)....................     952    (3,676)   (8,282)   (7,279)   (35,476)   (17,747)   (5,393)
Interest income (expense), net.............      --        --        --       179       (404)        47        48
                                             ------   -------   -------   -------   --------   --------   -------
Net income (loss)..........................  $  952   $(3,676)  $(8,282)  $(7,100)  $(35,880)  $(17,700)  $(5,345)
                                             ======   =======   =======   =======   ========   ========   =======
Pro forma net loss per share(4)............                                         $  (9.22)             $ (0.67)
                                                                                    ========              =======
Shares used in computing pro forma net loss
  per share(4).............................                                            3,894                7,953


                                                                          MARCH 31, 1998
                                                              --------------------------------------
                                                                            PRO        PRO FORMA AS
                                                               ACTUAL     FORMA(5)     ADJUSTED(6)
                                                              --------    --------    --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 13,340    $13,340        $ 39,530
Working capital.............................................     5,145      5,145          35,085
Total assets................................................    20,197     20,197          46,387
Long-term debt, less current portion........................     3,559      3,559           3,559
Redeemable convertible preferred stock......................    35,125         --              --
Accumulated deficit.........................................   (57,819)   (57,819)        (57,819)
Total stockholders' equity (net capital deficiency).........   (27,468)     7,657          37,597

---------------

(1) Based on the number of shares outstanding as of March 31, 1998. Excludes (i) 1,702,904 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1998, with a weighted average exercise price of $1.98 per share, (ii) 121,667 shares of Preferred Stock issuable upon exercise of warrants outstanding as of March 31, 1998, with an exercise price of $6.00 per share, (iii) 25,000 shares of Common Stock issuable pursuant to the terms of a license agreement and (iv) an aggregate of 1,395,186 shares of Common Stock reserved for future issuance under the Company's 1996 Incentive Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Note 7 of Notes to the Company's Financial Statements.
(2) The statement of operations of the Company includes the revenues and expenses of Abgenix as a business unit within Cell Genesys prior to July 15, 1996. During the years ended December 31, 1993, 1994, 1995 and 1996, the Company's revenues were derived principally from Xenotech for the development of XenoMouse technology, which was essentially completed in 1996.

(3) In the year ended December 31, 1997, the Company incurred an aggregate non-recurring charge for cross-license and settlement of $22.5 million, $15.0 million of which was a noncash allocation. The Company recorded the initial settlement amount of $15.0 million in March 1997. The remaining $7.5 million was recorded in December 1997. See Note 6 of Notes to the Company's Financial Statements.

(4) See Note 1 of Notes to the Company's Financial Statements for an explanation of shares used in computing pro forma net loss per share.
(5) Pro forma information gives effect to the conversion, upon the closing of this offering, of all outstanding shares of Preferred Stock into an aggregate of 7,844,352 shares of Common Stock.
(6) Adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (the midpoint of the range set forth on the front cover of this Prospectus) and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate" and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. An investment in the shares of Common Stock offered in this Prospectus involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTY ASSOCIATED WITH XENOMOUSE TECHNOLOGY

     The Company's XenoMouse technology is a new approach to the generation and development of antibody therapeutic products. To date, the Company has not commercialized any antibody products based on its XenoMouse technology. In addition, the Company is not aware of any commercialized antibody therapeutic product that has been generated or developed from any transgenic technologies. Current antibody product candidates based on, utilizing or derived from XenoMouse technology are at a very early stage of development. To date, the Company has begun clinical trials with respect to only one such antibody product candidate. While to date XenoMouse technology has been able to generate antibodies against the antigens to which it had been exposed, there can be no assurance that it will be able to do so with respect to all future antigens. Failure of the Company's XenoMouse technology to generate antibody product candidates that lead to the successful development and commercialization of products would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that its XenoMouse technology offers certain advantages, there can be no assurance that these advantages will be realized or, if realized, that XenoMouse technology will result in any meaningful benefits to current or potential collaborative partners or patients. There can be no assurance that the Company's XenoMouse technology will enable the Company or any of its collaborative partners to identify, generate, develop or commercialize antibody therapeutic products or product candidates in an efficient and timely manner, if at all. See "Business -- The Abgenix Solution -- XenoMouse Technology."

EARLY STAGE OF DEVELOPMENT; HISTORY OF LOSSES AND UNCERTAINTY OF FUTURE PROFITABILITY

     The Company is at an early stage of development and must be evaluated in light of the uncertainties and complexities present in an early stage biopharmaceutical company. The product candidates under development by the Company are in the research or preclinical development stage or are in the early stage of clinical trials. Significant investment in additional research and development, preclinical and clinical testing, regulatory and sales and marketing activities will be necessary in order for the Company to commercialize its current and any future product candidates. There can be no assurance that the Company's product candidates under development will be successfully developed or that such product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable the Company to be profitable.

     Since inception, the Company has funded its research and development activities primarily through contributions from Cell Genesys, revenues from collaborative arrangements, private placements of preferred stock, equipment leaseline financings and loan facilities. The Company has incurred net losses in each of the last three years of operation, including net losses of approximately $8.3 million, $7.1 million, $35.9 million and $5.3 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively, and as of March 31, 1998, had an accumulated deficit of approximately $57.8 million. The Company's losses have resulted principally from costs incurred in performing research and development to develop its XenoMouse technology and subsequent antibody product candidates, from the non-recurring cross-license and settlement charge and from general and administrative costs associated with the Company's operations. The Company expects to incur additional operating losses until at least the year 2000 as a result of increases in its expenditures for research and product development, including costs associated with conducting preclinical testing and clinical trials. The Company expects that the amount of such losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in the Company's research and development efforts, the execution or termination of collaborative arrangements, or the initiation, success or failure of clinical trials.

     The Company expects that substantially all of its revenues for the foreseeable future will result from payments under collaborative arrangements, including fees upon signing, reimbursement for research and development and milestone payments. To date, all of the Company's revenues have resulted primarily from research and development funding and milestone payments and may not be indicative of the Company's future performance or of the ability of the Company to continue to achieve such milestones. The Company's ability to generate revenue or achieve profitability depends in part on its ability to enter into further collaborative or licensing arrangements, successfully complete preclinical or clinical trials, obtain regulatory approval for its product candidates and develop the capacity, either alone or through third parties, to manufacture, market and sell its products. Payments under the Company's existing and any future collaborative arrangements will be subject to significant fluctuation in both timing and amount and therefore the Company's revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period. There can be no assurance that the Company will enter into further collaborative arrangements, successfully complete preclinical or clinical trials, obtain required regulatory approvals, or successfully develop, manufacture and market product candidates. Failure to do so will have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that the Company will ever achieve product revenues or profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Product Development Programs."

NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

     All of the Company's product candidates are in the early stages of research and development and only ABX-CBL and ABX-IL8 have been used in human clinical trials. All of the Company's product candidates will require significant additional preclinical or clinical testing prior to obtaining regulatory approval for commercial use. In addition, the Company must file a product approval application with the United States Food and Drug Administration (the "FDA") prior to commercialization of any of the Company's products. The Company currently does not expect to file a product approval application with the FDA or corresponding regulatory filings in Europe for its product candidates at least prior to 1999 and does not expect to have any products commercially available at least prior to 2000, if at all.

     In addition, the Company's strategy includes building a large and diversified product portfolio, including a mix of out-licensed and internally developed product candidates. There can be no assurance that the Company will be able to implement this strategy or that current or future product candidates will ever result in viable commercial products. In order to develop a single product, the Company must develop and test multiple product candidates. Development of the Company's current and any future product candidates are subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include the possibility that the Company will experience delays in development, testing or marketing, that such development, testing or marketing will result in unplanned expenditures or in expenditures above those anticipated by the Company, that the Company's products will not be proven safe or effective, that the Company's product candidates will not be easy to use or cost-effective, that third parties will develop and market superior or equivalent products, that any or all of the Company's product candidates will fail to receive any necessary regulatory approvals, that such product candidates will be difficult or uneconomical to manufacture on a commercial scale, that proprietary rights of third parties will preclude the Company or its collaborative partners from marketing such products and that the Company's products will not achieve market acceptance. As a result of these risks, there can be no assurance that research and development efforts conducted by the Company or its collaborative partners will result in any commercially viable products. If a significant portion of the Company's development programs are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, there will be a material adverse effect on Company's business, financial condition and results of operations. See "Business -- Product Development Programs."

DEPENDENCE ON COLLABORATIVE ARRANGEMENTS

     The Company's strategy for the development and commercialization of antibody therapeutic products depends, in large part, upon the formation and maintenance of collaborative and licensing arrangements with several corporate partners. In order to successfully develop and commercialize new products and product candidates, the Company must enter into such collaborations, including collaborations with pharmaceutical and biotechnology companies, academic institutions and other entities to access proprietary antigens, to fund and complete its research and development activities, preclinical and clinical testing and manufacturing, to seek and obtain regulatory approvals and to achieve successful commercialization of existing and future product candidates. The Company has recently entered into collaborative arrangements with Pfizer, Schering-Plough and Genentech to generate fully human antibodies to specific antigens in the fields of cancer, inflammation and growth factor modulation, respectively. To date, only a limited number of antibody product candidates have been generated pursuant to such collaborations, and there can be no assurance that any such collaboration will be successful. There can also be no assurance that the Company will be able to establish additional collaborative or licensing arrangements, that any such arrangements or licenses will be on terms favorable to the Company, that any such collaborative arrangements or licenses will result in commercially successful products or that the current or any future collaborative or licensing arrangements will ultimately be successful. Failure of the Company to maintain its significant collaborative arrangements or enter into additional collaborative arrangements would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's dependence on collaborative and licensing arrangements with third parties subjects it to a number of risks. Agreements with collaborative partners typically allow such partners significant discretion in electing whether to pursue any of the planned activities. The Company cannot control the amount and timing of resources its collaborative partners may devote to the product candidates, and there can be no assurance that such partners will perform their obligations as expected. Business combinations or significant changes in a corporate partner's business strategy may adversely affect such partners ability to complete its obligations under the arrangements. If any collaborative partner were to terminate or breach its agreement with the Company, or otherwise fail to complete its obligations in a timely manner, such conduct could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that the Company is not able to establish further collaborative arrangements or that any or all of the Company's existing collaborative arrangements are terminated, the Company would be required to seek new collaborative arrangements or to undertake product development and commercialization at its own expense, which could significantly increase the Company's capital requirements, place additional strain on its human resource requirements and limit the number of product candidates which the Company would be able to develop and commercialize. In addition, there can be no assurance that existing and future collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including the Company's competitors. There can also be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology or products developed with any future collaborative partner. Lengthy negotiations with potential new collaborative partners or disagreements between established collaborative partners and the Company could lead to delays or termination in the research, development or commercialization of certain product candidates or result in litigation or arbitration, which would be time consuming and expensive. Failure by any collaborative partner to develop or commercialize successfully any product candidate to which it has obtained rights from the Company or the decision by a collaborative partner to pursue alternative technologies or develop alternative products, either on their own or in collaboration with others, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has an option to obtain licenses from Xenotech to commercialize antibody products generated by XenoMouse technology. Such option is for a certain number of targets each year. There can be no assurance that in any year the Company will exercise its rights for the full number of targets subject to such option or that such option will not limit the Company's ability to fully realize the commercial potential of its XenoMouse technology. In addition, disputes with Japan Tobacco could result in the loss of the right to commercialize a product candidate by either party. See "Business--Collaborative Arrangements."

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     Before obtaining regulatory approvals for the commercial sale of any products, the Company must demonstrate through preclinical testing and clinical trials that its product candidates are safe and effective for use in the target disease indication. With the exception of the recently initiated multi-center confirmatory Phase II trial in GVHD, clinical trials of the Company's ABX-CBL product candidate were conducted by third parties prior to the Company obtaining license rights to technologies related to this product candidate. As of March 1, 1998, ABX-CBL had only been administered to a total of 90 patients in GVHD and organ transplant rejection indications, and Phase I clinical trials for ABX-IL8 in psoriasis commenced in April 1998. As a result, patient follow up has been limited and clinical data obtained thus far have been insufficient to demonstrate safety and efficacy under applicable FDA guidelines to support an application for regulatory approval. In addition, the results from preclinical testing and early clinical trials may not be predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results, even in later stage clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals in advanced clinical trials. There can be no assurance that clinical trials conducted by the Company or by third parties on behalf of the Company will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for ABX-CBL or ABX-IL8. In addition, the Company's other two product candidates are still in preclinical development. The Company has not submitted investigational new drug applications ("IND") nor begun clinical trials for these two product candidates. No assurance can be given that any of the Company's preclinical or clinical development programs will be successfully completed, that any further IND will be filed or become effective, that additional clinical trials will be allowed by the FDA or other regulatory authorities, or that clinical trials will commence as planned.

     The commencement and rate of completion of clinical trials conducted by the Company may be delayed by many factors, including inability to manufacture sufficient quantities of materials used for clinical trials, slower than expected rate of patient recruitment, inability to adequately follow patients after treatment, unforeseen safety issues or any other adverse event reported during the clinical trials. The Company has limited experience in conducting or managing clinical trials and relies, and will continue to rely, on third parties to assist the Company in managing and monitoring clinical trials. Dependence on such third parties may result in delays in completing, or failure to complete, such trials if such third parties fail to perform under their agreements with the Company. Completion of trials may take several years or more, and the length of time generally varies substantially with the type, complexity, novelty and intended use of the product candidate. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections by regulatory authorities may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. There can be no assurance that the Company will be permitted by regulatory authorities to undertake any additional clinical trials for its potential products or, if such additional trials are conducted, that any of the Company's product candidates will prove to be safe and efficacious or will receive regulatory approvals. In addition, the Company's clinical trials are often conducted with patients who have failed conventional treatments and, in the case of GVHD, patients are often in the most advanced stages of the disease. During the course of treatment, these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested but which can nevertheless adversely affect the interpretation of clinical trial results. Failure of the Company's product candidates to demonstrate safety and efficacy in clinical trials could result in delays in developing other product candidates and conducting related preclinical testing and clinical trials, as well as a potential need for additional financing, any or all of which would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, any delays in, or termination of, the Company's clinical trials would also have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be permitted by regulatory authorities to undertake any additional clinical trials for its product candidates or, if such additional trials are conducted, that any of the Company's product candidates will prove to be safe and efficacious or will receive regulatory approvals. See "Business -- Product Development Programs" and "-- Government Regulation."

UNCERTAINTY OF PATENT POSITION AND DEPENDENCE ON PROPRIETARY RIGHTS

     The Company's success depends in part on its ability to obtain patents, protect trade secrets, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company. The Company's policy is to seek to protect its proprietary position by, among other methods, filing United States and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Proprietary rights relating to the Company's technologies will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. There can be no assurance that any patents owned by, or licensed to, the Company will afford protection against competitors or that any pending patent applications now or hereafter filed by, or licensed to, the Company will result in patents being issued. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, their enforceability cannot be predicted with certainty. There can be no assurance that any of the Company's patents or patent applications, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company against competitors with similar technology. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company.

     While the Company has multiple patent applications pending in the United States, to date, the Company has no United States patents relating to XenoMouse technology. One issued European Patent owned by the Company relating to XenoMouse technology is currently undergoing opposition proceedings within the European Patent Office, and no assurance can be given regarding the outcome of this opposition. The Company intends to continue to file patent applications as appropriate for patents covering both its product candidates and processes. There can be no assurance that patents will issue from any of these applications, that any patent will issue on technology arising from additional research or that patents that may issue from such applications will be sufficient to protect the Company's technologies.

     Pursuant to the cross-license and settlement agreement with GenPharm International, Inc., a subsidiary of Medarex, Inc., ("GenPharm"), the Company entered into a cross-license agreement with Cell Genesys, Xenotech, Japan Tobacco and GenPharm, whereby the Company has licensed on a non-exclusive basis certain patents, patent applications, third party licenses, and inventions pertaining to the development and use of certain transgenic rodents including mice that produce fully human antibodies that are integral to the Company's products and business. Breach of the cross-license agreement would have a material adverse effect on the Company's business, financial condition and results of operations.

     Research has been conducted for many years in the antibody field. This has resulted in a substantial number of issued patents and an even larger number of patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. The commercial success of the Company depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. There can be no assurance that the Company's technologies do not and will not infringe the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, the Company and its corporate partners may be enjoined from pursuing development or commercialization of their products. Such action would have a material adverse affect on the Company's business, financial condition and results of operations.

     The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights, and the Company, together with Cell Genesys, Xenotech and Japan Tobacco, recently settled litigation with GenPharm regarding certain patents and other intellectual property rights. See "Business -- Intellectual Property -- Patent Cross-License and Settlement Agreement with GenPharm." The defense and prosecution of intellectual property suits, United States Patent and Trademark Office ("USPTO") interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to enforce patents issued or licensed to the Company, to protect trade secrets or know-how owned by or licensed by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation, interference or other administrative proceedings will result in substantial expense to the Company and significant diversion of effort and resources by the Company's technical and management personnel. An adverse determination in such proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses which may not be available from third parties or prevent the Company from selling its products in certain markets, if at all. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could restrict or prevent the Company from manufacturing and selling its products, if any, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through confidentiality and proprietary information agreements. There can be no assurance that such confidentiality or proprietary information agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, that the parties to such agreements will not breach such agreements or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors. See "Business -- Intellectual Property."

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE

     The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. The Company is aware of several pharmaceutical and biotechnology companies, which are actively engaged in research and development in areas related to antibody therapy, that have commenced clinical trials of antibody therapeutics products or have successfully commercialized antibody products. Many of these companies are addressing diseases and disease indications which are being targeted by the Company or its collaborative partners. Certain of these competitors have specific expertise or technology related to antibody development, such as Centocor, Inc., Protein Design Labs, Inc., IDEC Pharmaceuticals Corporation, Cambridge Antibody Technology Group, Inc. and GenPharm. Certain of the Company's competitors are developing or testing product candidates that may be directly competitive with the Company's product candidates. For example, the

Company is aware that several companies, including Genentech, Inc., have potential product candidates that may inhibit the activity of IL-8. Furthermore, the Company is aware that ImClone Systems, Inc. has a potential product candidate in clinical development that may inhibit the activity of EGF. Many of these companies and institutions, either alone or together with their corporate partners, have substantially greater financial resources and larger research and development staffs than the Company. In addition, many of these competitors, either alone or together with their corporate partners, have significantly greater experience than the Company in developing products, undertaking preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals of products and manufacturing and marketing products. Accordingly, the Company's competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products more rapidly than the Company. If the Company commences commercial sales of products, it will be competing against companies with greater marketing and manufacturing capabilities, areas in which it has limited or no experience.

     In addition to biotechnology and pharmaceutical companies, the Company faces, and will continue to face, competition from academic institutions, government agencies and research institutions. There are numerous competitors working on products to treat each of the diseases for which the Company is seeking to develop therapeutic products. In addition, any product candidate successfully developed by the Company may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from other drug development technologies and methods of preventing or reducing the incidence of disease and new small molecule or other classes of therapeutic agents. There can be no assurance that developments by others will not render the Company's product candidates or technologies obsolete or noncompetitive. The Company faces and will continue to face intense competition from other companies, including Japan Tobacco, for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with their corporate partners, may succeed in developing technologies or products that are more effective than those of the Company. The Company's collaborative partners may elect to develop other antibody products which compete with the Company's products. See
"Business -- Competition."

SIGNIFICANT GOVERNMENT REGULATIONS; NO ASSURANCE OF REGULATORY APPROVALS

     All new biopharmaceutical products, including the Company's product candidates under development and anticipated future products, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Federal Food, Drug and Cosmetic Act (the "FD&C Act") and other laws including the Public Health Service Act, and by state and local governments. Such regulations govern, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of such products. If biopharmaceutical products are marketed abroad, they also are subject to extensive regulation by foreign governments. To date, none of the Company's product candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approvals requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidates' safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Delays in obtaining regulatory approvals could adversely affect the successful commercialization of any drugs developed by the Company or its collaborative partners, impose costly procedures upon the Company's or its collaborative partners' activities, diminish any competitive advantages that the Company or its collaborative partners may attain and adversely affect the Company's receipt of revenues or royalties. There can be no assurance that regulatory approval will be obtained for any therapeutic product candidate developed by the Company or its collaborative partners. Furthermore, regulatory approval may entail limitations on the indicated uses of a drug. Product approvals, if granted, can be withdrawn for failure to comply with ongoing regulatory requirements or upon the occurrence of unforeseen problems following initial marketing.

     Certain material changes to an approved product such as manufacturing changes or additional labeling claims are subject to further FDA review and approval. There can be no assurance that any approvals that are required, once obtained, will not be withdrawn or that compliance with other regulatory requirements can be maintained. Further, failure to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process can result in sanctions being imposed on the Company or the manufacturers of its products, including delays, warning letters, fines, product recalls or seizures, injunctions, refusal of the FDA to review pending market approval applications or supplements to approval applications, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications and criminal prosecutions. The Company may rely on its collaborative partners to file INDs and generally direct the regulatory approval process. There can be no assurance that the Company's collaborative partners will be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. Failure to obtain required governmental approvals will delay or preclude the Company's collaborative partners from marketing drugs or diagnostic products developed through the Company's research or limit the commercial use of such product candidates and could have a material adverse effect on the Company's business, financial condition and results of operations.

     Manufacturers of biopharmaceutical products also are required to comply with the applicable FDA current good manufacturing practice ("cGMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be approved before they can be used in commercial manufacturing of the Company's products. There can be no assurance that the Company or its suppliers will be able to comply with the applicable cGMP requirements and other FDA regulatory requirements. Such failure would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

NO ASSURANCE OF MARKET ACCEPTANCE

     There can be no assurance that the Company's product candidates will gain any significant degree of market acceptance among physicians, patients, healthcare payors and the medical community in general even if clinical trials demonstrate safety and efficacy and necessary regulatory and reimbursement approvals are obtained. The degree of market acceptance of any product candidates developed by the Company will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety as well as cost-effectiveness of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third-party payors. Physicians will not recommend therapies using the Company's products until such time, if at all, as clinical data or other factors demonstrate the efficacy of such procedures as compared to conventional drug and other treatments. Even if the clinical efficacy of therapies using the Company's products were established, physicians may elect not to recommend the therapies for any number of other reasons. The Company's product candidates, if successfully developed, will compete with a number of alternative drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, and possibly new products currently under development by such companies and others. There can be no assurance that physicians, patients, third-party payors or the medical community in general will accept and utilize any product candidates that may be developed by the Company or its collaborative partners. Failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Product Development Programs," "-- Competition," and
"-- Pharmaceutical Pricing and Reimbursement."

LIMITED MANUFACTURING EXPERIENCE

     The Company currently has limited experience in manufacturing its product candidates and lacks the resources or capability to manufacture any of its products on a commercial scale. While the Company currently manufactures limited quantities of antibody products for preclinical testing, the Company relies on contract manufacturers to produce ABX-CBL and ABX-IL8. With respect to products other than ABX-CBL and ABX-IL8, the Company will either be responsible for manufacturing or contract out manufacturing to third parties.

     The Company's contract manufacturers have limited experience in manufacturing ABX-CBL and ABX-IL8 in quantities sufficient for conducting clinical trials. Contract manufacturers often encounter difficulties in scaling up production, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. Furthermore, there are only a limited number of other third-party contract manufacturers who have the ability and capacity to produce the Company's product candidates. Failure by any contract manufacturer to deliver the required quantities of the Company's products candidates for either clinical or commercial use on a timely basis and at commercially reasonable prices and failure by the Company to find a replacement manufacturer would have a material adverse affect on the Company's business, financial condition and results of operations.

     In addition, the Company and its third party manufacturers are required to register their manufacturing facilities with the FDA and foreign regulatory authorities. The facilities will then be subject to inspections confirming compliance with cGMP established by the FDA or corresponding foreign regulations. Failure to maintain compliance with the cGMP requirements would materially adversely effect the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

NO MARKETING AND SALES EXPERIENCE

     The Company has no experience in marketing or selling pharmaceutical products and currently does not have a marketing, sales or distribution capability. The Company intends to enter into arrangements with third parties to market and sell most of its products. For select products, the Company may establish an internal marketing and sales force. There can be no assurance that the Company will be able to enter into marketing and sales arrangements with others on acceptable terms, if at all. To the extent that the Company enters into marketing and sales arrangements with other companies, any revenues to be received by the Company will be dependent on the efforts of others. There can be no assurance that such efforts will be successful. If the Company is unable to enter into such third party arrangements, then the Company must develop a marketing and sales force, which may be substantial in size, in order to achieve commercial success for any product candidate approved by the FDA. There can be no assurance that the Company will successfully develop such experience or have sufficient resources to do so. If the Company develops its own marketing and sales capabilities, it will compete with other companies that have experienced and well-funded marketing and sales operations. The Company's failure to establish successful marketing and sales capabilities or to enter into successful marketing arrangements with third parties would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on the principal members of its scientific and management staff. The loss of any of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. In order to pursue its product development, marketing and commercialization plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing and marketing. Attracting and retaining qualified personnel will be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. In addition, the Company relies on members of its Scientific and Medical Advisory Boards and other consultants to assist the Company in formulating its research and development strategy. All of the Company's consultants and the members of the Company's Scientific and Medical Advisory Boards are employed by entities other than the Company, and may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to the Company. The loss of services of any of these personnel could impede the achievement of the Company's development objectives and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Scientific and Medical Advisory Boards."

SIGNIFICANT INFLUENCE BY CELL GENESYS, INC.

     After the completion of this offering, Cell Genesys will beneficially own 40.3% of the outstanding capital stock. As a result, Cell Genesys will have significant influence over all matters requiring the approval of the Company's stockholders, including the election of the Company's Board of Directors and changes in control of the Company. Cell Genesys and the Company have entered into a governance agreement, as amended (the "Governance Agreement"), which provides that so long as Cell Genesys or a group to which it belongs owns (i) a majority of the outstanding voting stock of the Company, Cell Genesys or the group shall have the right to nominate four out of the seven directors of the Company, (ii) less than a majority but greater than 25% of the outstanding voting stock of the Company, then Cell Genesys or such group shall have the right to nominate three out of the seven directors of the Company, or (iii) less than 25% but greater than 15% of the outstanding voting stock of the Company, then Cell Genesys or such group shall have the right to nominate one out of the seven directors of the Company. The Governance Agreement also provides that Cell Genesys and each officer and director of the Company who owns voting stock shall agree to vote for the persons nominated as set forth above. There can be no assurance that the Company will not be adversely impacted by the significant influence which Cell Genesys will have with respect to matters affecting the Company. See "Certain Transactions" and "Management -- Board Composition."

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS, PRINCIPAL STOCKHOLDERS AND AFFILIATED ENTITIES

     The Company's directors, executive officers, principal stockholders and affiliated entities will, in the aggregate, beneficially own approximately 51.0% of the Company's outstanding Common Stock following the completion of this offering. These stockholders, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. There can be no assurance that the Company will not be adversely impacted by the control which such stockholders will have with respect to matters affecting the Company. See "Principal Stockholders."

FUTURE CAPITAL REQUIREMENTS

     The Company plans to continue to expend substantial resources for the expansion of research and development, including costs associated with conducting preclinical testing and clinical trials. The Company may be required to expend greater-than-anticipated funds if unforeseen difficulties arise in the course of completing required additional development of product candidates, performing preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of the Company's business. The Company's future liquidity and capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the size and complexity of these programs, the scope and results of preclinical testing and clinical trials, the time and expense involved in obtaining regulatory approvals, if any, competing technological and market developments, the establishment of further collaborative arrangements, if any, the time and expense of filing and prosecuting patent applications and enforcing patent claims, the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements, product in-licensing and other factors not within the Company's control. Although the

Company believes that the proceeds from this offering, together with the Company's current cash balances, cash equivalents, short-term investments and cash generated from collaborative arrangements will be sufficient to meet the Company's operating and capital requirements for at least the next two years, there can be no assurance that the Company will not require additional financing within this timeframe. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY RELATING TO REIMBURSEMENT; UNCERTAINTY RELATING TO HEALTHCARE REFORM

     In both domestic and foreign markets, sales of the Company's potential products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The Company may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of its products. Such studies may require significant amount of resources to be provided by the Company. There can be no assurance that the Company's product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Both federal and state governments in the United States and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products could be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pharmaceutical Pricing and Reimbursement."

POTENTIAL PRODUCT LIABILITY EXPOSURE AND LIMITED INSURANCE COVERAGE

     The use of any of the Company's product candidates in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from such use or sale of its products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. There can be no assurance that the Company will not experience financial losses in the future due to product liability claims. Abgenix has obtained limited product liability insurance coverage for its clinical trials in the amount of $5.0 million per occurrence and $5.0 million in the aggregate. The Company intends to expand its insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. However, insurance coverage is becoming increasingly expensive and no assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses. A successful product liability claim or series of claims brought against the Company for uninsured liabilities or in excess of insured liabilities could have a material adverse effect on its business, financial condition and results of operations.

HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS

     The Company's research and development processes involve the controlled use of hazardous and radioactive materials, chemicals and waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. The risk of accidental contamination or injury from these materials and waste products cannot be completely eliminated and the Company does not expect to make material capital expenditures for environmental control facilities in the near-term. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially adversely affected by the costs of compliance with current or future environmental laws or regulations.

NO PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock following this offering. Among the factors considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. See "Underwriting."

VOLATILITY OF COMMON STOCK PRICE

     The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or others, clinical trial results, developments concerning strategic alliance agreements, government regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company or others, future sales of substantial amounts of Common Stock by existing stockholders, comments by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In addition, the realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on market price of the Company's Common Stock.

BROAD MANAGEMENT DISCRETION OVER USE OF OFFERING PROCEEDS

     Over the next 12 months, the Company intends to use approximately $15.0 million of the net proceeds of this offering for research and development, including the performance of preclinical and clinical trials, and approximately $3.75 million for the final cross-license and settlement payment reflected as a short-term payable to related party on the Company's balance sheet as of March 31, 1998. The balance of the net proceeds will be used for working capital and for other general purposes over the next 12 months and thereafter. As a consequence, the Company's management will retain broad discretion in the allocation of a significant portion of the net proceeds. There can be no assurance that the net proceeds will be utilized in a manner that the stockholders deem optimal or that the net proceeds can or will be invested to yield a significant return upon the completion of this offering. The Company intends to invest the net proceeds in short-term, interest-bearing, investment grade securities. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE


     Sale of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after this offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future. Upon the completion of this offering, based on the number of shares outstanding as of March 31, 1998, the Company will have 11,137,512 shares of Common Stock outstanding assuming (i) the issuance by the Company of shares of Common Stock offered hereby, (ii) no exercise of outstanding options, warrants or other obligations to issue shares after March 31, 1998 and (iii) no exercise of the Underwriter's over-allotment option to purchase 450,000 shares of Common Stock. Of these shares, the 3,000,000 shares offered hereby will be freely tradable (unless held by affiliates of the Company) and the remaining 8,137,512 shares will be restricted securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Ninety days after the date of this Prospectus, 29,668 shares of Common Stock will be freely tradable without restriction under the Securities Act (unless held by affiliates of the Company). The Company's directors, executive officers and certain stockholders who in the aggregate hold 7,990,025 of the shares of Common Stock outstanding immediately prior to the completion of this offering have entered into lock-up agreements under which they have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of BancAmerica Robertson Stephens. Upon expiration of the 180-day lock-up agreements, 4,680,159 shares of Common Stock will become eligible for public resale, subject to volume limitations imposed by Rule 144. The remaining 3,356,020 shares held by existing stockholders will become eligible for public resale at various times over a period of less than one year following the completion of this offering, subject to volume limitations. In addition, a director and a certain stockholder who in the aggregate hold 71,665 of the shares of Common Stock outstanding immediately prior to the completion of this offering have entered into lock-up agreements substantially similar to the 180-day lock-up agreement described above except that the term of the lock-up is 360 days. Upon expiration of the 360-day lock-up agreements, all 71,655 of these shares will become eligible for public resale, subject to volume limitations imposed by Rule 144. Also, as of March 31, 1998, 1,702,904 shares were subject to outstanding options. Approximately 1,592,752 of these shares are subject to the 180-day lockup agreement described above. Of the remaining 110,152 shares subject to outstanding options, approximately 44,101 were vested as of March 31, 1998. After the offering, the holders of 7,844,352 shares of Common Stock will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. If such holders, exercising the demand registration rights, causes a large number of securities to be registered and sold in the public market, such shares could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise capital. Additionally, 121,667 shares issuable pursuant to warrants and subject to the 180-day lock-up agreement will also be entitled to such registration rights. See "Shares Eligible for Future Sale" and "Underwriting."


ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Certain provisions of the Company's Certificate of Incorporation and Bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue up to 5,000,000 shares of Preferred Stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting, specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. In addition, the Company is subject to certain provisions of Delaware law, including Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The possible issuance of Preferred Stock, the elimination of the right of stockholders to act by written consent without a meeting, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Certain Charter and Bylaw Provisions and Delaware Law."

DILUTION; ABSENCE OF DIVIDENDS

     The initial public offering price will be substantially higher than the book value per share of Common Stock. Assuming an initial public offering price of $11.00 per share, investors purchasing shares of Common Stock in this offering will incur immediate, substantial dilution of $7.62 per share in the net tangible book value of Common Stock. Additional dilution will occur upon the exercise of outstanding options and warrants. See "Dilution." The Company has never declared or paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus including without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The safe harbor provided for forward-looking statements by the Reform Act does not apply to statements made in connection with an initial public offering. However, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: uncertainty associated with XenoMouse technology; early stage of development; history of losses and uncertainty of future profitability; no assurance of successful product development; dependence on collaborative arrangements; uncertainties related to clinical trials; uncertainty of patent position and dependence on proprietary rights; intense competition and rapid technological change; significant government regulations and no assurance of regulatory approvals; no assurance of market acceptance; limited manufacturing experience; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 are estimated to be $29,940,000 ($34,543,500 if the
Underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

     Over the next 12 months, the Company intends to use approximately $15.0 million of the net proceeds of this offering for research and development, including the performance of preclinical and clinical trials, and approximately $3.75 million for the final cross-license and settlement payment reflected as a short-term payable to related party on the Company's balance sheet as of March 31, 1998. The balance of the net proceeds will be used for working capital and for other general corporate purposes over such 12 month period and thereafter. The Company may also use a portion of the net proceeds to acquire or invest in businesses, products or technologies that are complementary to those of the Company. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending upon numerous factors, including the results of clinical trials and preclinical testing, the achievement of milestones under collaborative arrangements, the ability of the Company to maintain existing and establish additional collaborative arrangements, the timing and outcome of regulatory actions regarding the Company's potential products, the costs and timing of expansion of marketing, sales and manufacturing activities, the costs involved in preparing, filing, protecting, maintaining and enforcing patent claims and other intellectual property rights and competing technological and market developments. Pending the foregoing uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently expects to retain its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's loan and security agreement prohibits the payment of dividends without the consent of the lender.

                                  THE COMPANY

     The Company was incorporated on June 24, 1996 and subsequently on July 15, 1996 was organized pursuant to a Stock Purchase and Transfer Agreement between the Company and Cell Genesys. The business and operations of Abgenix were started in 1989 by Cell Genesys and prior to the organization of Abgenix were conducted within Cell Genesys. In 1991, Cell Genesys and JT Immunotech USA, Inc., the predecessor company to JT America, Inc. ("JT America") and a medical subsidiary of Japan Tobacco, formed Xenotech, an equally owned joint venture, to develop genetically modified strains of mice which can produce fully human monoclonal antibodies (the "XenoMouse") and to commercialize products generated from these mice. Upon the organization of Abgenix, Cell Genesys assigned substantially all of its rights in Xenotech to Abgenix.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1998, (i) the actual capitalization of the Company, (ii) the actual capitalization of the Company on a pro forma basis to give effect to the conversion of all outstanding Preferred Stock into Common Stock and the authorization of 5,000,000 shares of undesignated Preferred Stock upon the closing of this offering, and (iii) the pro forma capitalization as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The capitalization information set forth below should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                              MARCH 31, 1998
                                                -------------------------------------------
                                                                               PRO FORMA AS
                                                   ACTUAL       PRO FORMA        ADJUSTED
                                                ------------   ------------    ------------
                                                              (IN THOUSANDS)
Short-term payable to related party...........  $      3,750   $      3,750    $         --
                                                ============   ============    ============
Long-term debt, less current portion..........  $      3,559   $      3,559    $      3,559
Redeemable convertible preferred stock,
  $0.0001 par value; 20,000,000 shares
  authorized, 7,844,352 issued and outstanding
  actual; none authorized, issued and
  outstanding pro forma and pro forma as
  adjusted....................................        35,125             --              --
Stockholders' equity (net capital deficiency):
Preferred stock, $0.0001 par value; none
  authorized, issued and outstanding actual;
  5,000,000 shares authorized, none issued and
  outstanding pro forma and pro forma as
  adjusted....................................            --             --              --
Common stock, $0.0001 par value; 50,000,000
  shares authorized, 293,160 shares issued and
  outstanding actual; 8,137,512 shares issued
  and outstanding pro forma; 11,137,512 shares
  issued and outstanding pro forma as
  adjusted(1).................................           397         35,522          65,462
Contributions from parent.....................        29,277         29,277          29,277
Additional paid-in capital....................         2,296          2,296           2,296
Deferred compensation.........................        (1,619)        (1,619)         (1,619)
Accumulated deficit...........................       (57,819)       (57,819)        (57,819)
                                                ------------   ------------    ------------
  Total stockholders' equity (net capital
     deficiency)..............................       (27,468)         7,657          37,597
                                                ------------   ------------    ------------
          Total capitalization................  $     11,216   $     11,216    $     41,156
                                                ============   ============    ============

---------------
(1) Excludes (i) 1,702,904 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1998, with a weighted average exercise price of $1.98 per share, (ii) 121,667 shares of Preferred Stock issuable upon exercise of warrants outstanding as of March 31, 1998, with an exercise price of $6.00 per share, (iii) 25,000 shares of Common Stock issuable pursuant to the terms of a license agreement and (iv) an aggregate of 1,395,186 shares of Common Stock reserved for future issuance under the Company's 1996 Incentive Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Note 7 of Notes to the Company's Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1998, was $7,657,000 or $0.94 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding (assuming the conversion of all then outstanding Preferred Stock into Common Stock). After giving effect to the receipt of the net proceeds from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) at an assumed initial public offering price of $11.00 per share, the Company's net tangible book value as of March 31, 1998 would have been $37,597,000 or $3.38 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.44 per share to existing stockholders and an immediate dilution of $7.62 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price.......................           $11.00
  Net tangible book value as of March 31, 1998..............  $0.94
  Increase in net tangible book value attributable to new
     investors..............................................   2.44
                                                              -----
Net tangible book value after offering......................             3.38
                                                                       ------
Dilution to new investors...................................           $ 7.62
                                                                       ======

     The following table sets forth the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company at the assumed initial public offering price of $11.00 per share.

                                        SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                      ---------------------    ----------------------      PRICE
                                        NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                      ----------    -------    -----------    -------    ---------
    Existing stockholders...........   8,137,512      73.1%    $37,061,382      52.9%     $ 4.55
    New investors...................   3,000,000      26.9      33,000,000      47.1       11.00
                                      ----------     -----     -----------     -----
         Total......................  11,137,512     100.0%    $70,061,382     100.0%
                                      ==========     =====     ===========     =====

     The foregoing computations assume no exercise of stock options or warrants after March 31, 1998. As of March 31, 1998, there were outstanding options to purchase 1,702,904 shares of Common Stock, with a weighted average exercise price of $1.98 per share, outstanding warrants to purchase 121,667 shares of Preferred Stock, with an exercise price of $6.00 per share, and 25,000 shares of Common Stock issuable pursuant to the terms of a license agreement. In addition, 1,395,186 shares of Common Stock are reserved for future issuance under the Company's 1996 Incentive Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. To the extent that any shares available for issuance upon exercise of outstanding options or warrants, or reserved for future issuance under the terms of a license agreement or pursuant to the Company's stock plans are issued, there will be further dilution to new public investors. See "Management -- Stock Plans" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 are derived from the Company's Financial Statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1993 and 1994 are derived from the Company's Financial Statements audited by Ernst & Young LLP that are not included herein. The statement of operations data for the three months ended March 31, 1997 and 1998 and the balance sheet data as of March 31, 1998 are derived from the Company's unaudited financial statements also included elsewhere in this Prospectus which have been prepared on the same basis as the audited Financial Statements and in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for the unaudited interim periods. The statement of operations data for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.


                                                                                                          THREE MONTHS
                                                                                                              ENDED
                                                                 YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                     -----------------------------------------------   -------------------
                                                      1993     1994      1995      1996       1997       1997       1998
                                                     ------   -------   -------   -------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues:
  Revenue under collaborative agreements from
    related parties................................  $6,600   $ 6,200   $ 6,200   $ 4,719   $  1,343   $    335   $    291
  Contract revenue.................................      --        --        --        --        611         --        600
                                                     ------   -------   -------   -------   --------   --------   --------
         Total revenues(1).........................   6,600     6,200     6,200     4,719      1,954        335        891
Operating expenses:
  Research and development.........................   4,629     7,921    11,879     9,433     11,405      2,078      5,366
  General and administrative.......................   1,019     1,955     2,603     2,565      3,525      1,004        918
  Charge for cross-license and settlement -- amount
    allocated from Cell Genesys(2).................      --        --        --        --     11,250     11,250         --
  Equity in losses from the Xenotech joint venture
    (charge for cross-license and settlement)(2)...      --        --        --        --     11,250      3,750         --
                                                     ------   -------   -------   -------   --------   --------   --------
         Total operating expenses..................   5,648     9,876    14,482    11,998     37,430     18,082      6,284
                                                     ------   -------   -------   -------   --------   --------   --------
Operating income (loss)............................     952    (3,676)   (8,282)   (7,279)   (35,476)   (17,747)    (5,393)
Interest income (expense), net.....................      --        --        --       179       (404)        47         48
                                                     ------   -------   -------   -------   --------   --------   --------
Net income (loss)..................................  $  952   $(3,676)  $(8,282)  $(7,100)  $(35,880)  $(17,700)  $ (5,345)
                                                     ======   =======   =======   =======   ========   ========   ========
Pro forma net loss per share(3)....................                                         $  (9.22)             $  (0.67)
                                                                                            ========              ========
Shares used in computing pro forma net loss per
  share(3).........................................                                            3,894                 7,953


                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1996       1997        1998
                                                              --------   --------    ---------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 10,172   $ 15,321    $ 13,340
Working capital.............................................     5,564      6,637       5,145
Total assets................................................    14,357     22,084      20,197
Long-term debt, less current portion........................     1,757      3,979       3,559
Redeemable convertible preferred stock......................    10,150     31,189      35,125
Accumulated deficit.........................................   (16,594)   (52,474)    (57,819)
Total stockholders' equity (net capital deficiency).........    (2,316)   (22,318)    (27,468)

---------------
(1) The statement of operations of the Company include the revenues and expenses of Abgenix as a business unit within Cell Genesys prior to July 15, 1996. During the years ended December 31, 1993, 1994, 1995 and 1996, the Company's revenues were derived principally from Xenotech for the development of XenoMouse technology, which was essentially completed in 1996.

(2) In 1997, the Company incurred a non-recurring charge for cross-license and settlement of $22.5 million, $15.0 million of which was a noncash allocation. The Company recorded the initial settlement amount of $15.0 million in March 1997. The remaining $7.5 million was recorded in December 1997. See Note 6 of Notes to the Company's Financial Statements.

(3) See Note 1 of Notes to the Company's Financial Statements for an explanation of shares used in computing pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The business and operations of Abgenix commenced in 1989 and were initially conducted within Cell Genesys. On June 24, 1996, Abgenix was incorporated and subsequently on July 15, 1996 was organized pursuant to a Stock Purchase and Transfer Agreement between the Company and Cell Genesys. The agreement set forth the terms and conditions for the transfer of the antibody business unit within Cell Genesys to Abgenix. The accompanying financial statements include the operations of Abgenix since July 15, 1996, and the revenues and expenses of the Abgenix business unit within Cell Genesys prior to July 15, 1996. The statements of cash flows do not reflect the carve out balances before July 15, 1996, as such information would not be meaningful. Prior to July 15, 1996, specifically identified revenues and expenses such as research and development attributable to the antibody business unit were allocated to Abgenix from Cell Genesys. General and administrative expenses were allocated based on Abgenix research and development expense as a percentage of Cell Genesys' total research and development expenses. From July 16, 1996 to July 31, 1997, Cell Genesys performed certain general and administrative functions on behalf of Abgenix.

OVERVIEW

     Abgenix develops and intends to commercialize antibody therapeutic products for the prevention and treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, and cancer. The Company has developed XenoMouse technology, a proprietary technology which it believes enables it to quickly generate high affinity, fully human antibody product candidates to essentially any disease target appropriate for antibody therapy. Abgenix intends to use its XenoMouse technology to build and commercialize a large and diversified product portfolio through the establishment of corporate collaborations and internal product development programs. The Company has recently established collaborative arrangements with Pfizer, Schering-Plough and Genentech. In addition, the Company has four proprietary antibody product candidates that are under development internally, two of which are in human clinical trials. In certain instances, the Company intends to commercialize select products on its own in niche markets such as GVHD.

     In 1991, Cell Genesys and JT America formed Xenotech, an equally owned joint venture, to develop genetically modified strains of mice which can produce human monoclonal antibodies and to commercialize products generated from these mice. Upon the organization of Abgenix, Cell Genesys assigned its rights in Xenotech to Abgenix. Xenotech funds its research and development activities through capital contributions from the Company and JT America and the Company is obligated to fund 50% of all Xenotech expenses. Pursuant to contractual arrangements, the Company performs research for the joint venture and receives payments for such research. The Company accounts for its investment in Xenotech under the equity method of accounting.

     The Company expects that substantially all of its revenues for the foreseeable future will result from payments under collaborative arrangements, including fees upon signing, reimbursement for research and development and milestone payments. The Company has established collaborative arrangements with Pfizer, Schering-Plough and Genentech. Pursuant to the Company's research collaboration with Pfizer, Pfizer may make additional payments to the Company upon completion of certain research milestones. Pfizer has an option to expand the research collaboration to include up to two additional antigen targets. If Pfizer chooses to exercise its option, the Company could receive potential license fees and milestone payments of up to approximately $8.0 million per antigen target upon the completion of certain milestones. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pursuant to the Company's research collaboration with Schering-Plough, Schering-Plough will be obligated to make additional payments to the Company upon completion of the research. In addition, the agreement provides Schering-Plough with an option, for a limited time, to enter into a research, option and license agreement. If the option is exercised, the research, option and license agreement may provide the Company with up to approximately $8.0 million in additional research fees and milestone payments upon the completion of certain milestones. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Schering-Plough. Pursuant to the Company's research collaboration with Genentech, Genentech is obligated to make payments to the Company for performance of research activities. In addition, the agreement provides Genentech with an option, for a limited time, to enter into a product license agreement. If the option is exercised, the product license agreement specifies license fees and milestone payments to be made upon completion of certain milestones. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Genentech. Payments under these collaborative arrangements will be subject to significant fluctuation in both timing and amount and therefore the Company's revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period. To date, all of the Company's revenues have resulted primarily from research and development funding and milestone payments and may not be indicative of the Company's future performance or of the ability of the Company to continue to achieve such milestones.

     Since inception, the Company has funded its research and development activities primarily through contributions from Cell Genesys, revenues from collaborative arrangements, private placements of preferred stock and equipment leaseline financings and loan facilities. The Company has incurred operating losses in each of the last three years of operation, including net losses of approximately $8.3 million, $7.1 million, $35.9 million and $5.3 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively, and as of March 31, 1998, had an accumulated deficit of approximately $57.8 million. The Company's losses have resulted principally from costs incurred in performing research and development to develop its XenoMouse technology and subsequent antibody product candidates, from the non-recurring cross-license and settlement charge and from general and administrative costs associated with the Company's operations. The Company expects to incur additional operating losses until at least the year 2000 as a result of increases in its expenditures for research and product development, including costs associated with conducting preclinical testing and clinical trials. The Company expects the amount of such losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in the Company's research and development efforts, the execution or termination of collaborative arrangements, or the initiation, success or failure of clinical trials.

     In 1994, Cell Genesys and GenPharm and, beginning in 1996, Abgenix became involved in litigation primarily related to intellectual property rights associated with a method for inactivating a mouse's antibody genes and technology pertaining to transgenic mice capable of producing human antibodies. On March 27, 1997, Cell Genesys announced, along with Abgenix, Xenotech and Japan Tobacco, that it had signed a comprehensive patent cross-license and settlement agreement with GenPharm that resolved all related litigation and claims between the parties. Under the cross-license and settlement agreement, the Company has licensed on a non-exclusive basis certain patents, patent applications, third party licenses and inventions pertaining to the development and use of certain transgenic rodents including mice that produce fully human antibodies. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998 for $15.0 million payable by Cell Genesys and convertible into shares of Cell Genesys common stock, currently at $8.62 per share. The note bears interest at a rate of 7% per annum. Of this note, approximately $3.8 million satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997, two patent milestones were achieved and Xenotech was obligated to pay $7.5 million for each milestone. Xenotech paid $7.5 million to satisfy the first milestone and has recorded a payable to GenPharm for the remaining $7.5 million. The Company has recorded a liability of approximately $3.8 million in its balance sheet representing its share of the Xenotech obligation. The payable is due on or before November 1998. No additional payments will accrue under this agreement. The Company has recognized, as a non-recurring charge for cross-license and settlement, a total of $22.5 million. See Note 6 of Notes to the Company's Financial Statements. The Company does not have any future financial obligations under the cross-license and settlement agreement.

     In connection with the grant of stock options since the Company's organization on July 15, 1996, the Company has recorded aggregate deferred compensation of approximately $2.3 million through March 31, 1998, representing the difference between the deemed fair value of the Common Stock for accounting purposes and the option exercise price at the date of grant. These amounts are presented as a reduction of stockholders' equity and are amortized ratably over the vesting period of the applicable options, generally four years. These valuations resulted in charges to operations of $528,000 and $149,000 in 1997 and the three months ended March 31, 1998, respectively.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1997 and 1998

     Revenue under collaborative agreements from related parties consists of revenue derived principally from performing research for Xenotech. See "Years Ended December 31, 1995, 1996 and 1997." Revenues from Xenotech decreased from $335,000 in the three months ended March 31, 1997 to $291,000 in the three months ended March 31, 1998.

     Contract revenue of $600,000 in the three months ended March 31, 1998 consisted of a nonrefundable signing fee paid in connection with the execution in January 1998 of a collaboration agreement and the achievement of a research milestone under an existing collaboration agreement.

     Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, costs associated with preclinical testing and planned clinical trials of the Company's product candidates and facilities expenses. Research and development expenses increased from $2.1 million in the three months ended March 31, 1997 to $5.4 million in the three months ended March 31, 1998. The increase in research and development expenses reflected increased expenses primarily for the manufacture of antibody products in connection with the preparation for and the initiation of clinical trials of ABX-CBL and ABX-IL8.

     General and administrative expenses include compensation and other expenses related to finance and administrative personnel, professional services expenses and facilities expenses. General and administrative expenses decreased slightly from $1.0 million in the three months ended March 31, 1997 to $918,000 in the three months ended March 31, 1998. The slight decrease in general and administrative expenses reflected the nonrecurrence in the three months ended March 31, 1998 of expenses incurred in connection with the Company's relocation to its new facilities in the three months ended March 31, 1997.


     The aggregate nonrecurring charge for cross-license and settlement of $15.0 million in the three months ended March 31, 1997 relates to the initial payment under the comprehensive patent cross-license and settlement agreement. The Company recorded the initial settlement amount of $15.0 million in March 1997. The remaining $7.5 million was recorded in December 1997. See "Overview" and
Note 6 of Notes to the Company's Financial Statements.


     Other income and expenses consist of interest income from cash, cash equivalents and short term investments and interest expense incurred in connection with equipment lease line financing and loan facilities maintained by the Company.

  Years Ended December 31, 1995, 1996 and 1997

     During 1995, 1996 and 1997, the Company derived revenues principally from performing research for Xenotech. Revenues from the joint venture are recognized when earned, net of the Company's cash contributions to Xenotech, under the terms of the related agreements. Research and development funding received in advance under these agreements is recorded as deferred revenue. Revenues from the achievement of milestone events are recognized when the milestones have been achieved. Revenues from Xenotech decreased from $6.2 million in 1995 to $4.7 million in 1996 and to $1.3 million in 1997. Revenues from Xenotech decreased because Xenotech's research related to developing the genetically modified mice was essentially completed during 1996. In addition, until July 1995, the Company did not make capital contributions to the joint venture and, therefore, recorded all proceeds received from Xenotech as revenue. Revenues in 1997 from Xenotech research represent a reduced on-going research effort.

     Contract revenues of $611,000 in 1997 consisted principally of a nonrefundable signing fee paid in connection with the execution in December 1997 of a collaboration agreement.

     Research and development expenses decreased from $11.9 million in 1995 to $9.4 million in 1996 and increased to $11.4 million in 1997. The decrease from 1995 to 1996 reflected a decrease of $3.75 million in research activities related to developing the genetically modified mice for Xenotech, partially offset by an increase of $1.25 million in costs associated with preclinical development and testing of the Company's product candidates. The increase in research and development expenses from 1996 to 1997 reflected increased expenses in connection with preparation for the initiation of clinical trials of ABX-CBL and ABX-IL8. Most of the 1997 increase resulted from increased payroll and other personnel expenses, related laboratory supplies, equipment and facilities expansion. The Company anticipates that research and development expenses will increase in future periods as it expands research and development efforts and clinical trials.

     General and administrative expenses remained relatively unchanged at $2.6 million from 1995 to 1996 and increased to $3.5 million in 1997. The increase in 1997 was primarily attributable to increased personnel levels associated with the expansion of the Company's operations, increased professional services expenses associated with negotiation of the Company's collaborative arrangements and increased costs associated with moving to the Company's current facilities. The Company anticipates that general and administrative expenses will increase in the future as additional personnel are added to support its operations.


     The aggregate non-recurring charge for cross-license and settlement of $22.5 million in 1997 resulted from the execution of the comprehensive patent cross-license and settlement agreement with GenPharm. See "Overview" and Note 6 of Notes to the Company's Financial Statements.


     Other income and expenses consist of interest income from cash, cash equivalents and short-term investments and interest expense incurred in connection with equipment leaseline financing and loan facilities maintained by the Company.

LIQUIDITY AND CAPITAL RESOURCES

     Since formation, the Company has financed its operations primarily through capital contributions by, and borrowings from Cell Genesys, revenue from collaborative arrangements, private placements of Preferred Stock and equipment leaseline financings and loan facilities. Through March 31, 1998, the Company has received net cash of $55.7 million from financing activities, consisting principally of approximately $14.3 million from contributions by Cell Genesys, $31.1 million from private placements of Preferred Stock, $4.3 million from construction financing, $2.0 million in lease financing and $4.0 million borrowed from Cell Genesys and converted to Preferred Stock. Cell Genesys is not obligated to provide any future funding to the Company.

     The Company's net cash used in operating activities was $2.2 million, $10.2 million and $5.4 million in 1996 and 1997 and for the three months ended March 31, 1998, respectively. The cash used for operations was primarily to fund research and development expenses and manufacturing costs related to the development of new products.

     As of March 31, 1998, the Company had cash, cash equivalents and short-term investments of $13.3 million. The Company has an agreement with a financing company under which the Company may finance purchases of up to $3.0 million of its laboratory and office equipment. The lease term is 48 months and bears interest at rates ranging from 12.5% to 13.0%, which are based on the change in the five year U.S. Treasury rate. As of March 31, 1998, the Company had $1.0 million available under the equipment lease. The Company also has a construction financing line with a bank in the amount of $4.3 million that was used to finance construction of leasehold improvements at its current facility. The line matures in January 2001, bears interest at a rate of prime plus one percent (9.5% at December 31, 1997) and, until the closing of a public offering by the Company raising net proceeds of at least $20.0 million, is, with certain exceptions, guaranteed by Cell Genesys. As of March 31, 1998, no further borrowings were available under the construction financing line.

     Over the next 12 months, the Company intends to use approximately $15.0 million of the net proceeds of this offering for research and development, including the performance of preclinical and clinical trials, and approximately $3.75 million for the final cross-license and settlement payment reflected as a short-term payable to related party on the Company's balance sheet as of December 31, 1998. The balance of the net proceeds will be used for working capital and for other general corporate purposes over such 12 month period and thereafter. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending upon numerous factors, including the results of clinical trials and preclinical testing, the achievement of milestones under collaborative arrangements, the ability of the Company to maintain existing and establish additional collaborative arrangements, the timing and outcome of regulatory actions regarding the Company's potential products, the costs and timing of expansion of marketing, sales and manufacturing activities, the costs involved in preparing, filing, protecting, maintaining and enforcing patent claims and other intellectual property rights and competing technological and market developments. Pending the foregoing uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

     The Company plans to continue to expend substantial resources for the expansion of research and development, including costs associated with conducting preclinical testing and clinical trials. The Company may be required to expend greater-than-anticipated funds if unforeseen difficulties arise in the course of completing required additional development of product candidates, performing preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of the Company's business. The Company's future liquidity and capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the size and complexity of these programs, the scope and results of preclinical testing and clinical trials, the time and expense involved in obtaining regulatory approvals, if any, competing technological and market developments, the establishment of further collaborative arrangements, if any, the time and expense of filing and prosecuting patent applications and enforcing patent claims, the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements, product in-licensing and other factors not within the Company's control. Although the Company believes that the proceeds from this offering, together with the Company's current cash balances, cash equivalents, short-term investments and cash generated from collaborative arrangements will be sufficient to meet the Company's operating and capital requirements for at least the next two years, there can be no assurance that the Company will not require additional financing within this timeframe. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations.

     As of December 31, 1997, the Company had federal net operating loss carryforwards of approximately $15.4 million. The Company's net operating loss carryforwards exclude losses incurred prior to the organization of Abgenix in July 1996. Further, the amounts associated with the cross-license and settlement have been expensed for financial statement accounting purposes and have been capitalized and amortized over a period of approximately fifteen years for tax purposes. The net operating loss and credit carryforwards will expire in the years 2011 through 2012, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

RECENT ACCOUNTING PRONOUNCEMENT

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which require additional disclosures to be adopted beginning in the first quarter of 1998 and on December 31, 1998, respectively. Under SFAS 130, the Company is required to display comprehensive income and its components as part of the Company's financial statements. SFAS 131 requires that the Company report financial and descriptive information about its reportable operating segments. The adoption of SFAS 130 and SFAS 131 will not have a material effect on the Company's results of operations or financial condition. The Company is evaluating the impact, if any, of SFAS 130 and SFAS 131 on its future financial statement disclosures.

YEAR 2000

     The Company relies on computers and computer software in the operation of its business as do its vendors, suppliers and customers. These computers and computer software may not be able to properly recognize the dates commencing in the year 2000. To date, the Company has not found any material impact which may result from the failure of its computers and computer software or that of its vendors, suppliers and customers. The Company believes that its business, financial condition and results of operations will not be materially impacted by the year 2000 date recognition issue. However, the Company plans to further assess this issue during 1998 and, if appropriate, develop an action plan to correct it.

                                    BUSINESS

     The following Business section contains certain forward-looking statements which involve risks and uncertainties. Actual results and the timing of certain events could differ materially from those projected in these forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Abgenix, a biopharmaceutical company, develops and intends to commercialize antibody therapeutic products for the prevention and treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, and cancer. The Company has developed XenoMouse technology which it believes enables it to quickly generate high affinity, fully human antibody product candidates to essentially any disease target appropriate for antibody therapy. Abgenix intends to use its XenoMouse technology to build a large and diversified product portfolio through the establishment of a number of corporate collaborations and internal product development. The Company has recently established collaborative arrangements with Pfizer, Schering-Plough and Genentech in order to generate antibody product candidates in the fields of cancer, inflammation and growth factor modulation, respectively. The Company has four antibody product candidates that are under development internally. Its lead product candidate, ABX-CBL, is an in-licensed antibody in a multi-center confirmatory Phase II clinical trial for GVHD. In addition, the Company has initiated a Phase I clinical trial for ABX-IL8 in psoriasis. Abgenix is in preclinical development with two other fully human antibody product candidates, ABX-EGF and ABX-RB2, for use in the treatment and prevention of cancer and chronic immunological disorders, respectively.

BACKGROUND

  The Normal Antibody Response

     The human immune system protects the body against a variety of infections and other illnesses. Specialized cells, which include B cells and T cells, work in concert with the other components of the immune system to recognize, neutralize and eliminate from the body numerous foreign substances, infectious organisms and malignant cells. In particular, B cells generally produce protein molecules, known as antibodies, which are capable of recognizing substances potentially harmful to the human body. Such substances are called antigens. Upon being bound by an antibody, antigens can be neutralized and blocked from interacting with and causing damage to normal cells. In order to effectively neutralize or eliminate an antigen without harming normal cells, the immune system must be able to generate antibodies that bind tightly (i.e., with high affinity) to one specific antigen (i.e., with specificity).

     All antibodies have a common core structure composed of four subunits, two identical light (L) chains and two identical heavy (H) chains, named according to their relative size. The heavy and light chains are assembled within the B cell to form an antibody molecule which consists of a constant region and a variable region. As shown in figure one, an antibody molecule may be represented schematically in the form of a "Y" structure.

                                  [FIGURE ONE]

     The base of the "Y", together with the part of each arm immediately next to the base, is called the constant region because its structure tends to be very similar across all antibodies. In contrast, the variable regions are at the end of the two arms and are unique to each antibody with respect to their three dimensional structures and protein sequences. Because variable regions define the specific binding sites for a variety of antigens, there is a need for significant structural diversity in this portion of the antibody molecule. Such diversity is achieved in the body primarily through a unique mode of assembly involving a complex series of recombination steps for various gene segments of the variable region, including the V, D and J segments (see figure two shown below).

                                  [FIGURE TWO]

     The human body is repeatedly exposed to a variety of different antigens. Accordingly, the immune system must be able to generate a diverse repertoire of antibodies that are capable of recognizing these multiple antigen structures with a high degree of specificity. The immune system has evolved a two-step mechanism in order to accomplish this objective. The first step, immune surveillance, is achieved through the generation of diverse circulating B cells, each of which assembles different antibody gene segments in a semi-random fashion to produce and display on its surface a specific antibody. As a result, a large number of distinct, albeit lower affinity, antibodies are generated in the circulation so as to recognize essentially any foreign antigen that enters the body. While capable of recognizing the antigens as foreign, these lower affinity antibodies are generally incapable of effectively neutralizing them.

     This limitation of the immune surveillance process is generally overcome by the normal immune system in a second step called affinity maturation. Triggered by the initial binding to a specific antigen, the small fraction of B cells that recognize this antigen is then primed by the immune system to progressively generate antibodies with higher and higher affinity through a process of repeated mutation and selection. As a result, the reactive antibodies develop increasingly higher specificity and affinity with the latter being potentially a hundred to a thousand times higher than those generated in the previous immune surveillance process. These more specific, higher affinity antibodies have a greater likelihood of effectively neutralizing or eliminating the antigen while minimizing the potential of damaging healthy cells.

  Antibodies as Products

     Recent advances in the technologies for creating and producing antibody products coupled with a better understanding of how antibodies and the immune system function in key disease states have led to renewed interest in the commercial development of antibodies as therapeutic products. According to a recent survey by the Pharmaceutical Research and Manufacturers of America, antibodies account for over 25% of all biopharmaceutical products in clinical development. The Company estimates that there are up to nine antibody therapeutic product candidates that are in or have completed Phase III clinical trials in the United States. In addition, four products, namely, Orthoclone, ReoPro, Rituxan and Zenapax, are currently being marketed for the treatment of transplant rejection, cardiovascular disease and cancer.

     The Company believes that as products, antibodies have several potential clinical and commercial advantages over traditional therapies. These include:

          - accelerating product development timelines;

          - reducing unwanted side effects as a result of high specificity for the disease target;

          - achieving greater patient compliance and higher efficacy as a result of favorable pharmacokinetics;

          - delivering various payloads, including drugs, radiation and toxins, to specific disease sites; and

          - eliciting a desired immune response.

  Limitations of Current Approaches to Development of Antibody Products

     Despite the early recognition of antibodies as promising therapeutic agents, most approaches thus far to develop them as products have been met with a number of commercial and technical limitations. Initial efforts were aimed at the development of hybridoma cells, which are immortalized mouse antibody-secreting B cells. Such hybridoma cells are derived from normal mouse B cells which have been genetically manipulated so that they are capable of reproducing over an indefinite period of time. They are then cloned to produce a homogeneous population of identical cells which produce one single type of mouse antibody capable of recognizing one specific antigen ("monoclonal antibody").

     While mouse monoclonal antibodies can be generated to bind to a number of antigens, they contain mouse protein sequences and tend to be recognized as foreign by the human immune system. As a result, they are quickly eliminated by the human body and have to be administered frequently. When patients are repeatedly treated with mouse antibodies, they will begin to produce antibodies that effectively neutralize the mouse antibody, a reaction referred to as a Human Anti-Mouse Antibody ("HAMA") response. In many cases, the HAMA response prevents the mouse antibodies from having the desired therapeutic effect and may cause the patient to have an allergic reaction. The potential use of mouse antibodies is thus best suited to situations where the patient's immune system is compromised or where only short-term therapy is required. In such settings, the patient is often incapable of producing antibodies that neutralize the mouse antibodies or has insufficient time to do so.

     Recognizing the limitations of mouse monoclonal antibodies, researchers have developed a number of approaches to make them appear more human-like to a patient's immune system. For example, improved forms of mouse antibodies, referred to as "chimeric" and "humanized" antibodies, are genetically engineered and assembled from portions of mouse and human antibody gene fragments. While such chimeric and humanized antibodies are more human-like, they still retain a varying amount of the mouse antibody protein sequence, and accordingly may continue to trigger the HAMA response. Additionally, the humanization process can be expensive and time consuming, requiring at least two months and sometimes over a year of secondary manipulation after the initial generation of the mouse antibody. Once the humanization process is complete, the remodeled antibody gene must then be expressed in a recombinant cell line appropriate for antibody manufacturing, adding additional time before the production of preclinical and clinical material can be initiated. Altogether it may take up to two years from the start of the humanization process to manufacture a sufficient amount of an appropriate antibody to initiate clinical trials. In addition, the combination of mouse and human antibody gene fragments can result in a final antibody product which is sufficiently different in structure from the original mouse antibody leading to a decrease in specificity or a loss of affinity.

                                 [FIGURE THREE]

  Human Antibodies

     The HAMA response can potentially be avoided through the generation of antibody products with fully human protein sequences. Such fully human antibodies may increase the market acceptance and expand the use of antibody therapeutics. Several antibody technologies have been developed to produce antibodies with 100% human protein sequences (see the figure three shown above). One approach to generating human antibodies, called phage display technology, involves the cloning of human antibody genes into bacteriophage, viruses that infect bacteria, in order to display antibody fragments on the surfaces of bacteriophage particles. This approach attempts to mimic in vitro the immune surveillance and affinity maturation processes that occur in the body. Because phage display technology cannot take advantage of the naturally occurring in vivo affinity maturation process, the antibody fragments initially isolated by this approach are typically of moderate affinity. In addition, further genetic engineering is required to convert the antibody fragments into fully assembled antibodies and significant manipulation, taking from several months to a year, may be required to increase their affinities to a level appropriate for human therapy. Before preclinical or clinical material can be produced, the gene encoding the antibody derived from phage display technology must, as with a humanized antibody, be introduced into a recombinant cell line.

     Two additional approaches involving the isolation of human immune cells have been developed to generate human antibodies. One such approach is the utilization of immunodeficient mice which lack both B and T cells. Human B cells and other immune tissue are transplanted into these mice which are then subsequently immunized with target antigens to stimulate the production of human antibodies. However, this process is generally limited to generating antibodies only to nonhuman antigens or antigens to which the human B cell donor had previously responded. Accordingly, this approach may not be suitable for targeting many key diseases such as cancer, and inflammatory and autoimmune disorders where antibodies to human antigens may be required for appropriate therapy. The other approach involves collecting human B cells which have been producing desired antibodies from patients exposed to a specific virus or pathogen. As with the previous approach, this process may not be suitable for targeting diseases where antibodies to human antigens are required, and therefore is generally limited to infectious disease targets which will be recognized as foreign by the human immune system.

THE ABGENIX SOLUTION -- XENOMOUSE TECHNOLOGY

     The Company's approach to generating human antibodies with fully human protein sequences is to use genetically engineered strains of mice in which mouse antibody gene expression is suppressed and functionally replaced with human antibody gene expression, while leaving intact the rest of the mouse immune system. Rather than engineering each antibody product candidate, these transgenic mice capitalize on the natural power of the mouse immune system in surveillance and affinity maturation to produce a broad repertoire of high affinity antibodies. By introducing human antibody genes into the mouse genome, transgenic mice with such traits can be bred indefinitely. Importantly, these transgenic mice are capable of generating human antibodies to human antigens because the only human products expressed in the mice (and therefore recognized as "self") are the antibodies themselves. Any other human tissue or protein is thus recognized as a foreign antigen by the mouse and an immune response will be mounted. Abnormal production of certain human proteins, such as cytokines and growth factors or their receptors have been implicated in various human diseases. Neutralization or elimination of these abnormally produced or regulated human proteins with the use of human antibodies could ameliorate or suppress the target disease. Therefore, the ability of these transgenic mice to generate human antibodies against human antigens could offer an advantage to drug developers compared with some of the other approaches described previously. A challenge with this approach, however, has been to introduce enough of the human antibody genes in appropriate configuration into the mouse genome to ensure that these mice are capable of recognizing the broad diversity of antigens relevant for human therapies.

     To make its transgenic mice a robust tool capable of consistently generating high affinity antibodies which can recognize a broad range of antigens, the Company equipped its XenoMouse with approximately 80% of the human heavy chain antibody genes and a significant amount of the human light chain genes. The Company believes that the complex assembly of these genes together with their semi-random pairing allows XenoMouse to recognize a diverse repertoire of antigen structures. XenoMouse technology further capitalizes on the natural in vivo affinity maturation process to generate high affinity, fully human antibodies. In addition, the Company has developed multiple strains of XenoMouse, each of which is capable of producing a different class of antibody to perform different therapeutic functions. The Company believes that its various XenoMouse strains will provide maximum flexibility for drug developers in generating antibodies of the specific type best suited for a given disease indication.

XENOMOUSE TECHNOLOGY ADVANTAGES

     The Company believes that its XenoMouse technology offers the following advantages:

     Producing Antibodies With Fully Human Protein Sequences. The Company's XenoMouse technology, unlike chimeric and humanization technologies, allows the generation of antibodies with 100% human protein sequences. Antibodies created using XenoMouse technology are not expected to cause a HAMA response even when administered repeatedly to immunocompetent patients. For this reason, antibodies produced using XenoMouse technology are expected to offer a better safety profile and to be eliminated less quickly from the human body, reducing the frequency of dosing.

     Generating a Diverse Antibody Response to Essentially Any Disease Target Appropriate for Antibody Therapy. Because a substantial majority of human antibody genes has been introduced into XenoMouse, the technology has the potential to generate high affinity antibodies that recognize more antigen structures than other transgenic technologies. In addition, through immune surveillance, XenoMouse technology is expected to be capable of generating antibodies to almost any medically relevant antigen, human or otherwise. For a given antigen target, having multiple antibodies to choose from could be important in selecting the optimal antibody product.

     Generating High Affinity Antibodies Which Do Not Require Further Engineering. XenoMouse technology uses the natural in vivo affinity maturation process to generate antibody product candidates usually in two to four months. These antibody product candidates may have affinities as much as a hundred to a thousand times higher than those seen in phage display. In contrast to antibodies generated using humanization and phage display technology, XenoMouse antibodies are produced in one step without the need for any subsequent engineering, a process which at times has proven to be challenging and time consuming. By avoiding the need to further engineer antibodies, the Company reduces the risk that an antibody's structure and therefore functionality will be altered between the initial antibody selected and the final antibody placed into production.

     Enabling More Efficient Product Development. In contrast to humanization or phage display, which require the cloning of an antibody gene and the generation of a recombinant cell line, the B cells generated in XenoMouse can be turned directly into hybridoma cell lines for human antibody production. Therefore, a supply of monoclonal antibodies can be produced quickly to allow the timely initiation of preclinical and clinical studies. Furthermore, since XenoMouse technology can potentially produce multiple product candidates more quickly than humanization and phage display technology, preclinical testing can be conducted on several antibodies in parallel to identify the one optimal product candidate which will be tested in clinical trials.

     Providing Flexibility in Choosing Manufacturing Processes. Once an antibody with the desired characteristics has been identified, preclinical material can be produced either directly from hybridomas or from recombinant cell lines. Humanized and phage display antibodies, having been engineered, cannot be produced in hybridomas. In addition to potential time savings, production in hybridomas avoids the need to license certain third party intellectual property rights covering the production of antibodies in recombinant cell lines.

ABGENIX STRATEGY

     The Company's objective is to be a leader in the generation, development and commercialization of novel antibody-based biopharmaceutical products. Key elements of the Company's strategy include:

     Building a Large and Diversified Product Portfolio. Utilizing its XenoMouse technology, the Company intends to build a large and diversified product portfolio, including a mix of out-licensed and internally developed product candidates. This portfolio is expected to target serious medical conditions including: transplant-related disorders, inflammation, autoimmune and cardiovascular disease and cancer. Abgenix intends to collaborate with leading academic researchers and companies involved in the identification and development of novel antigens. The Company believes the speed and cost advantages of its technology will enable it to make cost-effective use of available human and capital resources. Abgenix can thus pursue multiple product candidates in parallel through the preclinical and early clinical stages before entering into a corporate collaboration. As a result, the Company believes it can create, for itself or for marketing to potential corporate partners, a package that includes antigen rights, human antibodies, and preclinical and clinical data.

     Establishing Multiple Corporate Collaborations. Abgenix intends to generate short and long term revenues by entering into multiple collaborations with pharmaceutical and biotechnology companies.

For any given product candidate, the terms of the collaboration arrangement are expected to reflect the value the Company adds to the drug development process. The Company intends to form two types of collaborations with corporate partners: technology collaborations and proprietary product collaborations. In the former, including the Company's existing collaborations with Pfizer, Schering-Plough, and Cell Genesys, Abgenix plans to use its XenoMouse technology to make human antibodies to certain antigen targets for each corporate partner. The terms of the Company's technology collaborations could include license fees and milestone payments plus royalties on future product sales. On the other hand, proprietary product collaborations would involve antibodies made to antigen targets sourced by the Company. Antibody candidates for proprietary product collaborations currently include: ABX-IL8, ABX-EGF and ABX-RB2. The terms of the Company's proprietary product collaborations could include license fees upon signing, milestone payments, potential reimbursement for research and development activities performed by the Company plus royalties on future product sales. The Company's mix of technology collaborations and proprietary product collaborations could result in a growing portfolio of product candidates for Abgenix with development and marketing costs borne by the partner, while allowing Abgenix to share in the revenues of successful products.

     Commercializing Products in Niche Markets. The Company intends to complete all stages of clinical development and commercialization for select products in niche markets. For example, the Company intends to develop and commercialize ABX-CBL on its own, at least in North America. ABX-CBL is an in-licensed monoclonal antibody in Phase II clinical trials for GVHD. Because of the seriousness of GVHD and the lack of alternative treatments, the clinical trials for ABX-CBL are expected to involve a small number of patients to be followed over a short time period. In addition, the GVHD market is largely concentrated in leading bone marrow transplant centers and should, therefore, be adequately addressed by a small direct sales force. Future antibody products with similar market characteristics will also be considered candidates for development and commercialization by the Company on its own.

PRODUCT DEVELOPMENT PROGRAMS

     Abgenix is currently developing antibody therapeutics for a variety of indications. The table below sets forth the development status of the Company's product candidates.
--------------------------------------------------------------------------------


  PRODUCT
  CANDIDATE                        INDICATION                                             STATUS(1)
  -----------------------------------------------------------------------------------------------------------------------
    ABX-CBL                        GVHD                                                   Phase II
  -----------------------------------------------------------------------------------------------------------------------
                                   Organ Transplant Rejection                             Preclinical
    ABX-RB2                        ------------------------------------------------------------------------------------
                                   Autoimmune Disease                                     Preclinical
  -----------------------------------------------------------------------------------------------------------------------
                                   Psoriasis                                              Phase I
    ABX-IL8                        ------------------------------------------------------------------------------------
                                   Other Inflammatory Diseases                            Preclinical
  -----------------------------------------------------------------------------------------------------------------------
    ABX-EGF                        EGF Dependent Cancers                                  Preclinical

--------------------------------------------------------------------------------

---------------

(1) "Phase II" indicates efficacy testing in a limited patient population. "Phase I" indicates safety and efficacy testing in a limited patient population and toxicology testing in animal models. "Preclinical" indicates that the product candidate selected for development has met predetermined criteria for potency, specificity, manufacturability and pharmacologic activity in animal and in vitro models.

  ABX-CBL and ABX-RB2

     The CBL antigen is selectively expressed on activated immune cells including T cells, B cells and natural killer cells. To accelerate its commercialization plans, the Company obtained in February 1997 an exclusive license to ABX-CBL, a proprietary mouse monoclonal antibody. The Company is currently conducting a multi-center confirmatory Phase II clinical trial for ABX-CBL in GVHD. A mouse antibody can be utilized to treat GVHD patients because their immune system is either non-functioning or severely suppressed and, therefore, no HAMA responses should be generated. In addition, the Company has developed a fully human monoclonal antibody, ABX-RB2, using its XenoMouse technology to target the same antigen for use in chronic inflammatory disorders. The Company believes both products have the ability to destroy activated immune cells without affecting the entire immune system.

     Graft Versus Host Disease. The Company is developing ABX-CBL to reverse unwanted immune responses such as occurs in GVHD. GVHD is a life threatening complication that frequently occurs following an allogeneic bone marrow transplant ("BMT"). BMTs are used in the treatment of patients with end stage leukemia and certain other serious cancers and immune system disorders. An allogeneic BMT procedure involves transferring marrow, the graft, from a healthy person into an immunosuppressed patient, the host. The transplant is intended to restore normal circulating immune cells to a patient whose own immune system is either functionally deficient or has been damaged by the treatment of an underlying disease such as cancer and therefore does not have the ability to mount a sufficient immune response. Often a portion of the graft recognizes the host's own cells as foreign, becomes activated and attacks them, resulting in GVHD. GVHD is graded based on clinical symptoms from I, which is the mildest form, to IV, which is the most severe form. It typically involves damage to multiple organ systems, including the skin, liver and intestines. GVHD causes extreme suffering and is the primary cause of death in allogeneic bone marrow transplant patients. It is estimated that approximately 12,000 allogeneic BMTs will be performed worldwide in 1998, and this number has been growing at about 15% per year. GVHD occurs in approximately 50% of allogeneic BMTs and the treatment costs for GVHD in the United States are estimated to be about $80,000 per patient. Based on a published clinical study, it is estimated that roughly 50% of patients with GVHD fail to respond to current treatments, which consist of steroid and other drug treatments to suppress the grafted immune cells. Less than 15% of steroid resistant GVHD sufferers survive for more than one year. The Company believes that a safer and more effective treatment for GVHD could result in increased use of BMTs.

     In four separate clinical studies conducted prior to the Company obtaining an exclusive license to ABX-CBL, a total of 25 patients with GVHD were treated with the antibody. No safety concerns with ABX-CBL were identified in these studies. One such trial, which has been published, was conducted at St. Jude Hospital in Memphis, Tennessee. In this trial, ten patients with steroid resistant, Grade III to IV GVHD were treated with daily doses of ABX-CBL for up to six weeks. The publication reported that five of ten patients had a complete remission of GVHD, while four of ten had at least a two grade improvement in their GVHD score. Only one patient did not respond to the therapy. Another patient who was treated at St. Jude Hospital after publication of the study experienced a two grade improvement in the patient's GVHD score without adverse side effects. Six additional patients with GVHD were treated at the University of Wisconsin and Cook-Ft. Worth Hospital. The reports from these sites indicated that these patients showed similar results to those described in the published trial conducted at St. Jude Hospital, with four of the six patients showing at least a two grade improvement in their GVHD score. In addition, eight other GVHD patients received treatment at Stanford University and four of the patients were noted to have some improvement in their GVHD score, despite using a dose of less than one-tenth of that employed at the other sites.

     Immune reaction to the mouse antibody was assessed in several patients and no HAMA response was detected clinically. Furthermore, no adverse clinical responses consistent with an antibody-induced allergic reaction were observed. In addition, a number of patients were followed after the conclusion of the study for as long as one year and no adverse ABX-CBL events were observed.

     Based in part on the clinical data described above, the Company commenced a multi-center confirmatory Phase II clinical trial in January 1998 with ABX-CBL in GVHD. This dose escalation trial is expected to enroll a total of 48 patients suffering from Grade III or IV GVHD and who have failed to respond to steroid treatment. The Company believes that this trial will be concluded in 1998.

     In certain immunological diseases where chronic administration of a drug targeting the CBL antigen is desirable, it may be important to use a fully human antibody to avoid the risk of a HAMA response. Such diseases include organ transplant rejection, primarily kidney and corneal transplant rejection, as well as autoimmune disorders.

     Using its XenoMouse technology, the Company has generated ABX-RB2, a fully human antibody which targets the CBL antigen, and is conducting preclinical studies on this product candidate. While no human data is available on ABX-RB2, several clinical trials have been performed using ABX-CBL, the first generation mouse antibody to the CBL antigen, for the treatment of kidney and corneal transplant rejection.

     Organ Transplant Rejection. Three clinical trials had been conducted for the treatment of kidney transplant rejection using ABX-CBL prior to the Company obtaining an exclusive license to this antibody. In two trials conducted at Sendai Shakai Hoken Hospital in Japan, ABX-CBL was administered intravenously daily for nine days to 41 patients whose kidney transplant rejections were resistant to steroid therapy. In the first trial, organ rejection was reversed in 17 of 19 patients. In the second trial, organ rejection was reversed in a dose dependent fashion in 18 of the 22 patients treated. A third clinical trial was conducted at the University of California at Los Angeles. In this study, 13 of the 18 patients had cadaveric donor transplants. This more refractory population responded to nine days of ABX-CBL treatment with an overall response rate of 50%. Subset analysis indicated that of the patients treated prior to severe renal failure, as many as 75% experienced reversal of the kidney rejections. No serious treatment-related side effects were observed in any of the patients in these three trials.

     Each year there are approximately 11,000 kidney transplants in the United States. Depending upon a variety of patient risk factors, many of these procedures result in the patient's immune system rejecting the organ. Current therapy for kidney transplant rejection involves administering steroids or other immune system modulators, which may suffer from suboptimal efficacy profiles or dose limiting toxicities.

     In addition to the use of ABX-RB2 in kidney transplant rejection, the Company is also exploring its potential use in corneal transplantation. In a clinical trial conducted at the University of California at San Diego prior to the Company obtaining an exclusive license to ABX-CBL, six patients were treated with ABX-CBL after the onset of rejection and four showed graft preservation. No serious adverse side effects related to the infusion of ABX-CBL or to an immune response were observed in any of the six patients.

     Although there can be no assurance that the data observed with ABX-RB2 in these indications will demonstrate the same degree of efficacy as the data observed with ABX-CBL, the Company believes these studies may assist in the design of preclinical and clinical protocols for future development.

     Autoimmune Disease. In autoimmune disease, a subset of the patient's immune cells, often including both B and T cells, react abnormally to a natural component of the patient's own tissue. Because these immune cells are constantly exposed to the tissue component, they are in a perpetual state of activation. Based on the presumed mechanism of action of ABX-RB2, the Company anticipates that it may be effective in treating autoimmune disease. Before initiating clinical trials, this concept will be tested in preclinical studies in a series of animal models of autoimmune disease, including rheumatoid arthritis, lupus, multiple sclerosis, and diabetes.

  ABX-IL8

     IL-8, an important inflammatory cytokine produced at sites of inflammation, attracts and activates white blood cells that mediate the inflammation process. A number of preclinical studies suggest that excess IL-8 may contribute to the pathology and clinical symptoms associated with certain inflammatory disorders. Clinical studies have demonstrated significantly increased levels of IL-8 in plasma or other bodily fluids of patients with certain inflammatory diseases, including psoriasis, rheumatoid arthritis and inflammatory bowel disease. Antibodies to IL-8 have been shown to block immune cell infiltration and the associated pathology in animal models of several of these diseases as well as in reperfusion injury. Using its XenoMouse technology, the Company has generated ABX-IL8, a proprie-tary human monoclonal antibody, that binds to IL-8 with high affinity. Abgenix in-licensed ABX-IL8 from Xenotech in March 1996. In exchange for a license fee and royalty payments on future product sales, the Company received an exclusive license to ABX-IL8 within the United States, its territories and possessions, Canada and Mexico and a co-exclusive license with Japan Tobacco in the rest of the world, excluding Japan, Taiwan and South Korea.

     Psoriasis. Psoriasis is a chronic disease that results in plaques, a thickening and scaling of the skin accompanied by local inflammation. The disease affects approximately four to five million patients in the United States and can be debilitating in its most severe form. Approximately 500,000 psoriasis patients suffer from a severe enough form of the disease to require systemic therapy with immune suppressants and ultraviolet phototherapy. The risk of serious adverse side effects associated with these therapies often requires the patients to alternate these various therapeutic modalities as a precautionary measure.

     Scientific studies have shown that IL-8 concentrations can be elevated by a factor of 150 in psoriatic plaques when compared to normal tissue. The Company believes that IL-8 may promote psoriasis by contributing to three distinct disease-associated processes. First, IL-8 is produced by a type of skin cell called keratinocytes, and is a potent growth factor for these skin cells. It may therefore contribute to the abnormal keratinocyte proliferation in psoriatic plaques. Second, IL-8 attracts and activates immune cells which contribute to the inflammation of the psoriatic plaque. Finally, IL-8 promotes angiogenesis which augments the blood supply necessary for growth of the psoriatic plaque.

     The Company has conducted several studies with ABX-IL8 in animal models relevant to psoriasis. The ability of the antibody to inhibit two processes relevant to psoriasis in vivo were tested individually. In a rabbit model, it was determined that systemic administration of ABX-IL8 inhibits the migration of immune cells from the bloodstream to a site of skin inflammation. Furthermore, the ability of ABX-IL8 to inhibit angiogenesis has been demonstrated both in a rat corneal model as well as in a mouse tumor model. In addition, pharmacokinetic studies in monkeys indicate that ABX-IL8 has a long serum half-life, which should allow relatively infrequent dosing, potentially making it a more attractive option for patients receiving chronic therapy. Finally, in preliminary studies in a mouse model of psoriasis, ABX-IL8 was shown to block the formation of psoriatic plaques.

     Rheumatoid Arthritis. Elevated levels of IL-8 in the synovial fluid of rheumatoid arthritis patients have been reported to correlate with the number of infiltrating immune cells. Third party published studies have reported that the injection of non-human antibodies to IL-8 into a rabbit model of rheumatoid arthritis blocked immune cell infiltration and synovial membrane damage.

     Inflammatory Bowel Disease. Elevated levels of IL-8 have been found in the colon of patients with inflammatory bowel disease and the extent of elevation has been shown to correlate with the degree of inflammation. Third party published studies have reported that injection of non-human antibodies to IL-8 in a rabbit model of colitis reduced colon inflammation.

     The Company has initiated a Phase I clinical trial in psoriasis for ABX-IL8 and intends to follow this with an expansion to a number of other inflammatory indications in Phase II trials. Because of the many common features in the pathogenesis of psoriasis, rheumatoid arthritis and inflammatory bowel disease, data collected in a Phase I trial in psoriasis could support initiation of Phase II trials in the other indications.

  ABX-EGF

     Tumor cells that overexpress epidermal growth factor receptors ("EGFr") on their surface often depend on EGFr's activation for growth. EGFr is overexpressed in a variety of cancers including lung, breast, ovarian, bladder, prostate, colorectal, kidney and head and neck. This activation is triggered by the binding to EGFr by EGF or Transforming Growth Factor alpha ("TGF(LOGO)"), both of which are expressed by the tumor or by neighboring cells. The Company believes that blocking the ability of EGF and TGF(LOGO) to bind with EGFr may offer a treatment for certain cancers. ABX-EGF, a fully human monoclonal antibody generated using XenoMouse technology, binds to EGFr with high affinity and has been shown to inhibit tumor cell proliferation in vivo and cause eradication of EGF dependent human tumors established in mouse models. Abgenix in-licensed ABX-EGF from Xenotech in November 1997. In exchange for a license fee and royalty payments on future product sales, the Company received an exclusive worldwide license to ABX-EGF. The Company is conducting preclinical studies and assessing which tumor types to pursue as possible targets for treatment with ABX-EGF. Studies have shown that ABX-EGF can inhibit growth of EGF-dependent human tumors cells in mouse models. ABX-EGF has also demonstrated the ability to reverse cancer cell growth and cause eradication of established tumors in mice even when administered after significant tumor growth has occurred. Furthermore, in these models where tumors were eradicated, no relapse of the tumor was observed after discontinuation of the antibody treatment.

COLLABORATIVE ARRANGEMENTS

  Research Collaboration and License Option Agreement with Pfizer

     In December 1997, Abgenix, established a research collaboration with Pfizer to develop antibody products for up to three undisclosed antigens, the first of which is in the field of cancer. Under the research collaboration agreement, Abgenix is using its XenoMouse technology to generate fully human antibodies to the first antigen target designated by Pfizer. In connection with the execution of the agreement, Pfizer paid the Company a fee upon signing and may make additional payments to Abgenix upon completion of certain research milestones. Additionally, Pfizer has an option to expand the research collaboration to include up to two more undisclosed antigen targets. The research collaboration agreement expires in December 1999.

     Concurrent with the execution of the research collaboration agreement, Pfizer and Abgenix entered into a license and royalty agreement that grants Pfizer the option to acquire an exclusive, worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If Pfizer chooses to exercise its option for additional antigen targets, Abgenix could receive potential license fees and milestone payments of up to approximately $8.0 million per antigen target upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pfizer will be responsible for manufacturing, product development and marketing of any product developed through this collaboration. In connection with the execution of the research collaboration agreement and the license and royalty agreement, in January 1998 Pfizer purchased 160,000 shares of the Company's Series C Preferred Stock for approximately $1.3 million. Such shares convert into 160,000 shares of Common Stock upon this offering.

  Research Collaboration with Schering-Plough

     In January 1998, Abgenix established a research collaboration with Schering-Plough to develop antibody products for an undisclosed antigen in the field of inflammation. Under the agreement, Abgenix is using its XenoMouse technology to generate fully human antibodies to an antigen target designated by Schering-Plough. In connection with the execution of the agreement, Schering-Plough paid the Company a fee upon signing and will be obligated to make additional payments to Abgenix upon completion of the research.

     In addition, the agreement provides Schering-Plough with an option, for a limited time, to enter into a research, option and license agreement that provides Schering-Plough with an option to obtain an exclusive worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If the option is exercised, the research, option and license agreement may provide Abgenix with up to approximately $8.0 million in additional research fees and milestone payments upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Schering-Plough.

  Research License and Option Agreement with Genentech

     In April 1998, Abgenix established a research collaboration with Genentech to develop antibody products for an undisclosed antigen designated by Genentech in the field of growth factor modulation. Under the research license and option agreement, Abgenix will allow Genentech to use XenoMouse technology to generate fully human antibodies to the antigen target. Genentech is obligated to make payments to Abgenix for performance of research activities.

     In addition, the agreement provides Genentech with an option, for a limited time, to enter into a product license agreement that provides Genentech with an exclusive worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If the option is exercised, the product license agreement specifies license fee and milestone payments to be made upon completion of certain milestones, including clinical trials and receipt of regulatory approvals. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Genentech. Genentech will be responsible for manufacturing, product development and marketing of any product developed through this collaboration.

  Gene Therapy Rights Agreement with Cell Genesys

     In November 1997, the Company and Cell Genesys entered into the Gene Therapy Rights Agreement (the "GTRA"). The GTRA provides Cell Genesys, a gene therapy company, with certain rights to commercialize products based on antibodies generated with XenoMouse technology in the field of gene therapy. Under the GTRA, Cell Genesys has certain rights to direct the Company to make antibodies to two antigens per year. In addition, Cell Genesys has an option to enter into a license to commercialize antibodies binding to such antigens in the field of gene therapy. Cell Genesys is obligated to make certain payments to the Company for these rights including royalties on future product sales. The GTRA also prohibits the Company from granting any third party licenses for antibody products based on antigens nominated by the Company for its own purposes where the primary field of use is gene therapy. In the case of third party licenses granted by the Company where gene therapy is a secondary field, the Company is obligated to share with Cell Genesys a portion of the cash milestone payments and royalties resulting from any products in the field of gene therapy.

JOINT VENTURE WITH JAPAN TOBACCO

  Xenotech

     In June 1991, Cell Genesys entered into several agreements with JT America for the purpose of forming an equally owned limited partnership, named Xenotech. In connection with the formation of Xenotech, both Cell Genesys and JT America contributed cash and Cell Genesys contributed the exclusive right to certain of its technology for the research and development of genetically modified strains of mice that can produce fully human antibodies. Cell Genesys assigned its rights in Xenotech to the Company in connection with the formation of the Company. As part of the Xenotech relationship, the Company provides research and development on behalf of Xenotech in exchange for cash payments. As of March 31, 1998, the Company has made capital contributions to Xenotech of approximately $18.3 million and has received approximately $41.6 million in funding for research related to the development of XenoMouse technology, with research and development funding for identified projects committed through 1998.

  Product Rights

     Under the Master Research, License and Option Agreement among the Company, Japan Tobacco and Xenotech (the "MRLOA"), the Company and Japan Tobacco have been provided with colonies of transgenic mice that have been developed for Xenotech pursuant to the Company's research and development efforts on behalf of Xenotech. Under the MRLOA, the Company and Japan Tobacco have the right to use the transgenic mice for research purposes. The right to commercialize medical products that incorporate antibodies derived through the use of the transgenic mice can be licensed from Xenotech by the Company and/or Japan Tobacco pursuant to a nomination process by which the Company and Japan Tobacco have the right to select a certain number of antigens per year and receive an option to the commercial rights in antibodies that bind to the selected antigens. Both the Company and Japan Tobacco are obligated to make royalty payments to Xenotech on revenues derived from the sale of such antibody products. All of such payments to Xenotech are then equally shared by the Company and JT America.

     Under the nomination process, if either the Company or Japan Tobacco (but not both) selects an antigen, the selecting party receives an option to an exclusive worldwide license. If both the Company and Japan Tobacco select the same antigen at the same time, each party has an option to an exclusive license in its home territory and a co-exclusive license in the rest of the world. The MRLOA defines the home territory of Japan Tobacco as Japan, Korea and Taiwan and the home territory of the Company as North America. In the former case where one party selects an antigen, the nonselecting party has the opportunity to obtain an option to an exclusive license to the selected antigen in the nonselecting party's home territory by exercising its buy-in right within the allotted time. Each party has a limited number of buy-in rights, and they cannot be exercised by the nonselecting party if the antigen selected is subject to proprietary rights of a third party and the third party is unwilling to license its rights to the antigen to the nonselecting party.

INTELLECTUAL PROPERTY

     The Company's patent position, like that of other biotechnology and pharmaceutical companies, is highly uncertain and involves complex legal and factual questions. Claims made under patent applications may be denied or significantly narrowed. There can be no assurance that any patents which may be issued as a result of the Company's United States and international patent applications will provide any competitive advantage to the Company or that they will not be successfully challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made significant investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use and sell its potential products either in the United States or in international markets.

     The Company's success depends in part on its ability to obtain patents, protect trade secrets, operate without infringing the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company. The Company's policy is to seek to protect its proprietary position by, among other methods, filing United States and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Proprietary rights relating to the Company's technologies will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. There can be no assurance that any patents owned by, or licensed to, the Company will afford protection against competitors or that any pending patent applications now or hereafter filed by, or licensed to, the Company will result in patents being issued. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, their enforceability cannot be predicted with certainty. There can be no assurance that any of the Company's patents or patent applications, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company against competitors with similar technology. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company.

     While the Company has multiple patent applications pending in the United States, to date, the Company has no United States patents relating to XenoMouse technology. One issued European Patent owned by the Company relating to XenoMouse technology is currently undergoing opposition proceedings within the European Patent Office, and no assurance can be given regarding the outcome of this opposition. The Company intends to continue to file patent applications as appropriate for patents covering both its product candidates and processes. There can be no assurance that patents will issue from any of these applications, that any patent will issue on technology arising from additional research or that patents that may issue from such applications will be sufficient to protect the Company's technologies.

     Research has been conducted for many years in the antibody field. This has resulted in a substantial number of issued patents and an even larger number of patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. The commercial success of the Company depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. There can be no assurance that the Company's technologies do not and will not infringe the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, the Company and its corporate partners may be enjoined from pursuing research, development or commercialization of their products. Such action would have a material adverse effect on the Company's business, financial condition and results of operations.

     The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights, and the Company, together with Cell Genesys, Xenotech and Japan Tobacco, recently settled ongoing litigation with GenPharm regarding certain patents and other intellectual property rights. See "-- Patent Cross-License and Settlement Agreement with GenPharm." The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to enforce patents issued or licensed to the Company, to protect trade secrets or know-how owned or licensed by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation, interference or other administrative proceedings will result in substantial expense to the Company and significant diversion of effort and resources by the Company's technical and management personnel. An adverse determination such proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses which may not be available from third parties or prevent the Company from selling its products in certain markets, if at all. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could restrict or prevent the Company from manufacturing and selling its products, if any, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through confidentiality and proprietary information agreements. There can be no assurance that such confidentiality or proprietary information agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, that the parties to such agreements will not breach such agreements or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors.

  Patent Cross-License and Settlement Agreement with GenPharm

     In 1994, Cell Genesys and GenPharm and, beginning in 1996, Abgenix became involved in litigation primarily relating to intellectual property rights associated with a method for inactivating a mouse's antibody genes and technology pertaining to transgenic mice capable of producing human antibodies. On March 27, 1997, Cell Genesys announced, along with Abgenix, Xenotech and Japan Tobacco, that it had signed a comprehensive patent cross-license and settlement agreement with GenPharm that resolved all related litigation and claims between the parties. Under the cross-license and settlement agreement, the Company has licensed on a non-exclusive basis certain patents, patent applications, third party licenses and inventions pertaining to the development and use of certain transgenic rodents including mice that produce fully human antibodies. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998 for $15.0 million payable by Cell Genesys and convertible into shares of Cell Genesys common stock, currently at $8.62 per share. The note bears interest at a rate of 7% per annum. Of this note, $3.8 million satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997, two patent milestones were achieved and Xenotech was obligated to pay $7.5 million for each milestone. Xenotech paid $7.5 million to satisfy the first milestone and has recorded a payable to GenPharm for the remaining $7.5 million. The Company has recorded a liability of $3.8 million in its balance sheet representing its share of the Xenotech obligation. The payable is due on or before November 1998. No additional payments will accrue under this agreement. The Company has recognized as a non-recurring charge for cross-license and settlement, a total of $22.5 million. See Note 6 of Notes to the Company's Financial Statements. The Company does not have any future financial obligations under the cross-license and settlement agreement.

GOVERNMENT REGULATION

     All new biopharmaceutical products, including the Company's product candidates under development and anticipated future products, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the FD&C Act and other laws including the Public Health Services Act, and by state and local governments. Such regulations govern or influence, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of such products. Non-compliance with applicable requirements can result in fines, warning letters, recall or seizure of products, clinical study holds, total or partial suspension of production, refusal of the government to grant approvals, withdrawal of approval and civil and criminal penalties.

     The Company believes its antibody products will be classified by the FDA as "biologic products" as opposed to "drug products." The steps ordinarily required before a biological product may be marketed in the United States include: (a) preclinical testing; (b) the submission to the FDA of an IND application, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the biologic; (d) the submission to the FDA of a Biologics License Application ("BLA"); and (e) FDA approval of the application, including approval of all product labeling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices ("GLPs"). The results of the preclinical tests together with manufacturing information and analytical data are submitted to the FDA as part of the IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials, that the lack of an objection means that the FDA will ultimately approve an application for marketing approval, or that the Company will not encounter problems in clinical trials that cause it or the FDA to delay, suspend or terminate such trials.

     Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practices ("GCP") under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board ("IRB") and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

     Clinical trials are conducted in three sequential phases but the phases may overlap. Phase I clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of a Phase I clinical trial is to establish initial data about safety and tolerance of the biologic agent in humans. In Phase II clinical trials, evidence is sought about the desired therapeutic efficacy of a biologic agent in limited studies of patients with the target disease. Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data are also gathered from these studies. The Phase III clinical trial program consists of expanded, large-scale, multi-center studies of persons who are susceptible to or have developed the disease. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen.

     As of March 1, 1998, ABX-CBL had only been administered to a total of 90 patients in GVHD and organ transplant rejection indications, and Phase I clinical trials for ABX-IL8 in psoriasis commenced in April 1998. As a result, patient follow up has been limited and clinical data obtained thus far are very preliminary. In addition, the results of early clinical trials may not be predictive of results obtained in later clinical trials, and there can be no assurance that clinical trials conducted by the Company will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. If the Company's product candidates are not shown to be safe and effective in clinical trials, the resulting delays in developing other products and conducting related preclinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on the Company's business, financial condition and results of operations.

     All data obtained from this comprehensive development program are submitted in a BLA to the FDA for review and approval of the manufacture, marketing and commercial shipment of the product. FDA approval of the BLA is required before marketing may begin in the United States. All product candidates of the Company will be subject to demanding and time consuming regulatory procedures in the countries where the Company intends to market its products.

     The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficiency of the biopharmaceutical product. Moreover, if regulatory approval of a biopharmaceutical product is granted, the approval will be limited to specific indications. There can be no assurance that approvals of the Company's product candidates, processes or facilities will be granted on a timely basis, if at all. Any failure to obtain or delay in obtaining such approvals would have a material adverse effect on the Company's business, financial condition and results of operation.

     Even if regulatory approvals for the Company's product candidates are obtained, the Company, its products and the facilities manufacturing the products are subject to continual review and periodic inspection. Domestic manufacturing establishments are subject to preapproval and biennial inspections by the FDA and must comply with the FDA's cGMP regulations. To supply biopharmaceutical products for use in the United States, foreign manufacturing establishments must comply with the FDA's cGMP regulations and are subject to periodic inspection by the FDA or by regulatory authorities in those countries. In complying with cGMP regulations, manufacturers must spend funds, time and effort in the area of production and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

     For clinical investigation and marketing outside the United States, the Company may be subject to the regulatory requirements of other countries, which vary from country to country. The regulatory approval process in other countries includes requirements similar to those associated with FDA approval set forth above.

COMPETITION

     The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. The Company is aware of several pharmaceutical and biotechnology companies, which are actively engaged in research and development in areas related to antibody therapy, that have commenced clinical trials of antibody therapeutics products or have successfully commercialized antibody products. Many of these companies are addressing diseases and disease indications which are being targeted by the Company or its collaborative partners. Certain of these competitors have specific expertise or technology related to antibody development, such as Centocor, Inc., Protein Design Labs, Inc., IDEC Pharmaceuticals Corporation, Cambridge Antibody Technology Group, Inc. and GenPharm. Certain of the Company's competitors are developing or testing product candidates that may be directly competitive with the Company's product candidates. For example, the Company is aware that several companies, including Genentech, Inc., have potential product candidates that may inhibit the activity of IL-8. Furthermore, the Company is aware that ImClone Systems, Inc. has a potential product candidate in clinical development that may inhibit the activity of EGF. Many of these companies and institutions, either alone or together with their corporate partners, have substantially greater financial resources and larger research and development staffs than the Company. In addition, many of these competitors, either alone or together with their corporate partners, have significantly greater experience than the Company in developing products, undertaking preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals of products and manufacturing and marketing products. Accordingly, the Company's competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products more rapidly than the Company. If the Company commences commercial sales of products, it will be competing against companies with greater marketing and manufacturing capabilities, areas in which it has limited or no experience.

     In addition to biotechnology and pharmaceutical companies, the Company faces, and will continue to face, competition from academic institutions, government agencies and research institutions. There are numerous competitors working on products to treat each of the diseases for which the Company is seeking to develop therapeutic products. In addition, any product candidate successfully developed by the Company may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from other drug development technologies and methods of preventing or reducing the incidence of disease and new small molecule or other classes of therapeutic agents. There can be no assurance that developments by others will not render the Company's product candidates or technologies obsolete or noncompetitive. The Company faces and will continue to face intense competition from other companies, including Japan Tobacco, for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with their corporate partners, may succeed in developing technologies or products that are more effective than those of the Company. The Company's collaborative partners may elect to develop other antibody products which compete with the Company's products.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     In both domestic and foreign markets, sales of the Company's potential products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. There can be no assurance that the Company's product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Both federal and state governments in the United States and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products could be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

MANUFACTURING

     The Company currently has limited experience in manufacturing its product candidates and lacks the resources or capability to manufacture any of its products on a commercial scale. While the Company currently manufactures limited quantities of antibody products for preclinical testing, the Company relies on contract manufacturers to produce ABX-CBL and ABX-IL8. With respect to products other than ABX-CBL and ABX-IL8, the Company will either be responsible for manufacturing or contract out manufacturing to third parties.

     The Company's contract manufacturers have limited experience in manufacturing ABX-CBL and ABX-IL8 in quantities sufficient for conducting clinical trials. Contract manufacturers often encounter difficulties in scaling up production, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. Furthermore, there are only a limited number of other third-party contract manufacturers who have the ability and capacity to produce the Company's product candidates. Failure by any contract manufacturer to deliver the required quantities of the Company's product candidates for either clinical or commercial use on a timely basis and at commercially reasonable prices and failure by the Company to find a replacement manufacturer would have a material adverse affect on the Company's business, financial condition and results of operations.

     In addition, the Company and its third party manufacturers are required to register their manufacturing facilities with the FDA and foreign regulatory authorities. The facilities will then be subject to inspections confirming compliance with cGMP established by the FDA or corresponding foreign regulations. Failure to maintain compliance with the cGMP requirements would materially adversely effect the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 31, 1998, Abgenix employed 57 persons, of whom 17 hold Ph.D. or M.D. degrees and 8 hold other advanced degrees. Approximately 42 employees are engaged in research and development, and 15 support business development, intellectual property, finance and other administrative functions.

     The Company's success will depend in large part upon its ability to attract and retain employees. Abgenix faces competition in this regard from other companies, research and academic institutions, government entities and other organizations. The Company believes that it maintains good relations with its employees.

FACILITIES

     Abgenix is currently leasing 52,400 square feet of office and laboratory facilities in Fremont, California. During 1997, the Company built out approximately 42,000 square feet of laboratory and office space at the Fremont site. The Company believes this facility, with potential additional build-outs, will meet its space requirements for research and development and administration for the next several years. The Company's lease expires in the year 2007 with options to extend.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

SCIENTIFIC AND MEDICAL ADVISORY BOARDS

     Abgenix has established Scientific and Medical Advisory Boards to provide specific expertise in areas of research and development relevant to the Company's business. The Scientific and Medical Advisory Boards meet periodically with the Company's scientific and development personnel and management to discuss the Company's present and long-term research and development activities. Scientific and Medical Advisory Board members include:

James Patrick Allison, Ph.D..............  Professor, Immunology, University of
                                           California, Berkeley
Frederick Applebaum, M.D.................  Director, Clinical Research Division,
                                           Fred Hutchinson Cancer Research Center
Benedict Cosimi, M.D.....................  Professor of Surgery, Harvard Medical
                                           School and Chief of Transplant Unit,
                                           Massachusetts General Hospital
Anthony DeFranco, M.D., Ph.D.............  Professor, Biochemistry and Biophysics,
                                           University of California, San Francisco
John Gallin, M.D.........................  Director, Warren Grant Magnusen Clinical
                                           Center, NIH
Raju S. Kucherlapati, Ph.D...............  Professor and Chair, Molecular Genetics,
                                           Albert Einstein College of Medicine
Michele Nussenswieg, M.D., Ph.D..........  Professor, Molecular Immunology
                                           The Rockefeller University
Matthew Scharff, M.D.....................  Professor of Medicine, Albert Einstein
                                           College of Medicine
Lee Simon, M.D...........................  Professor of Medicine, Harvard Medical
                                           School
David Yocum, M.D.........................  Professor of Medicine, University of
                                           Arizona

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, AND KEY EMPLOYEES

     The following table sets forth, as of March 31, 1998, certain information concerning the Company's executive officers, directors and key employees:

                 NAME                    AGE                        POSITION
                 ----                    ---                        --------
Executive Officers and Directors
R. Scott Greer.........................  39    President, Chief Executive Officer and Director
C. Geoffrey Davis, Ph.D................  46    Vice President, Research
Kurt W. Leutzinger.....................  47    Vice President, Finance and Chief Financial Officer
John A. Lipani, M.D....................  57    Vice President, Clinical Development
Raymond M. Withy, Ph.D.................  42    Vice President, Corporate Development
Stephen A. Sherwin, M.D.(1)(2).........  49    Chairman of the Board
M. Kathleen Behrens, Ph.D.(1)(2).......  45    Director
Raju S. Kucherlapati, Ph.D.............  55    Director
Mark B. Logan(1)(2)....................  59    Director
Joseph E. Maroun.......................  68    Director

Key Employees
Aya Jakobovits, Ph.D...................  45    Principal Scientist, Director of Discovery Research
Catherine Maynard......................  33    Director of Operations
Rivka Sherman-Gold, Ph.D...............  49    Director of Business Development
John Ward..............................  38    Director of MIS

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     R. Scott Greer has served as President and Chief Executive Officer and as a director of Abgenix since June 1996. He also serves as a director of Xenotech. From July 1994 to July 1996, Mr. Greer was Senior Vice President of Corporate Development at Cell Genesys. From April 1991 to July 1994, Mr. Greer was Vice President of Corporate Development and from April 1991 to September 1993 was also Chief Financial Officer of Cell Genesys. From 1986 to 1991, Mr. Greer held various positions at Genetics Institute, Inc., a biotechnology company, including Director, Corporate Development. Mr. Greer received a B.A. in economics from Whitman College and an M.B.A. from Harvard University and is a certified public accountant.

     C. Geoffrey Davis, Ph.D., has served as Vice President, Research of Abgenix since June 1996. From January 1995 to June 1996, Dr. Davis was Director of Immunology at the Xenotech Division of Cell Genesys. From November 1991 to December 1994, he served at Repligen Corporation, a biotechnology company, first as Principal Investigator and then as Director of Immunology. Dr. Davis received a B.A. from Swarthmore College and a Ph.D. in immunology from the University of California, San Francisco.

     Kurt W. Leutzinger has served as Vice President, Finance and Chief Financial Officer of Abgenix since July 1997. From June 1987 to July 1997, Mr. Leutzinger was a Vice President of General Electric Investments and a portfolio manager of the $27 billion General Electric Pension Fund responsible for private equity investments with a focus on medical technology. He also serves as a director of C3, Inc. Mr. Leutzinger received a B.A. in economics from Fairleigh Dickenson University and an M.B.A. in finance from New York University and is a certified public accountant.

     John A. Lipani, M.D., has served as Vice President, Clinical Development of Abgenix since April 1997. From 1992 to April 1997, Dr. Lipani was Group Director of Inflammation and Tissue Repair at SmithKline Beecham Corporation, a pharmaceutical company. From 1989 to 1992, Dr. Lipani held clinical development positions at various biopharmaceutical companies, including Immunex Corporation, Norwich Eaton Pharmaceuticals, Inc. and Centocor, Inc. He received a B.A. from Villanova University and an M.D. from Tulane Medical School.

     Raymond M. Withy, Ph.D., has served as Vice President, Corporate Development of Abgenix since June 1996. He also serves as a director of Xenotech. From May 1993 to June 1996, Dr. Withy served in various positions at Cell Genesys, most recently as Director of Business Development. From 1991 to May 1993, Dr. Withy was a private consultant to the biotechnology industry in areas of strategic planning, business development and licensing. From 1984 to 1991, Dr. Withy was an Associate Director and Senior Scientist at Genzyme Corporation, a biotechnology company. Dr. Withy received a B.Sc. in chemistry and biochemistry and a Ph.D. in biochemistry, both from the University of Nottingham.

     Stephen A. Sherwin, M.D., has served as Chairman of the Board of Abgenix since June 1996. Since March 1990, Dr. Sherwin has served as President, Chief Executive Officer and as a director of Cell Genesys. Since March 1994, he has served as Chairman of the Board of Cell Genesys. From 1983 to 1990, Dr. Sherwin held various positions at Genentech, Inc., a biotechnology company, most recently as Vice President, Clinical Research. Dr. Sherwin currently serves as a Director of the California Healthcare Institute. Dr. Sherwin received a B.A. in biology from Yale University and an M.D. from Harvard Medical School.

     M. Kathleen Behrens, Ph.D., has served as a director of Abgenix since December 1997. Dr. Behrens joined Robertson Stephens Investment Management Co. in 1983 and became a general partner in 1986 and a managing director in 1993. In 1988, Dr. Behrens joined the venture capital group of Robertson Stephens Investment Management Co. and has helped in the founding of three biotechnology companies: Mercator Genetics, Inc., Protein Design Laboratories, Inc. and COR Therapeutics, Inc. Dr. Behrens is currently president-elect and a director of the National Venture Capital Association. Dr. Behrens received a Ph.D. in microbiology from the University of California, Davis, where she performed genetic research for six years.

     Raju S. Kucherlapati, Ph.D., has served as a director of Abgenix since June 1996. Dr. Kucherlapati was a founder of Cell Genesys and has served as a director of Cell Genesys since 1988. Since July 1989, he has been the Saul and Lola Kramer Professor and the Chairman of the Department of Molecular Genetics at the Albert Einstein College of Medicine. Dr. Kucherlapati also serves as a director of Megabios Corp. and Millennium Pharmaceuticals, Inc. Dr. Kucherlapati received a B.S. in biology from Andhra University in India and a Ph.D. in genetics from the University of Illinois, Urbana.

     Mark B. Logan has served as a director of Abgenix since August 1997. Mr. Logan has served as Chairman of the Board, President and Chief Executive Officer of VISX, Incorporated, a medical device company, since November 1994. From January 1992 to October 1994, he was Chairman of the Board and Chief Executive Officer of INSMED Pharmaceuticals, Inc., a pharmaceutical company. Previously, Mr. Logan held several senior management positions at Bausch & Lomb, Inc., a medical products company, including Senior Vice President, Healthcare and Consumer Group and also served as a member of its Board of Directors. Mr. Logan received a B.A. from Hiram College and a PMD from Harvard Business School.

     Joseph E. Maroun has served as a director of Abgenix since July 1996 and has served as a director of Cell Genesys since June 1995. Mr. Maroun spent 30 years with Bristol-Myers Squibb, a pharmaceuticals company, serving until his retirement in 1990, at which time he was President of the International Group, Senior Vice President of the corporation, and a member of its Policy Committee. He also headed the U.S.-Japan Pharmaceutical Advisory Group. Mr. Maroun received a B.A. from the University of Witwaterrand, Johannesburg.

     Aya Jakobovits, Ph.D., has served as Principal Scientist and Director of Discovery Research of Abgenix since June 1996. From January 1994 to June 1996, Dr. Jakobovits was Director of Molecular Immunology at Cell Genesys. From October 1989 to January 1994, Dr. Jakobovits served as Scientist and then as Senior Scientist at Cell Genesys. Dr. Jakobovits received a B.Sc. from the Hebrew University of Jerusalem, Israel, a M.Sc. in chemistry and a Ph.D. in life sciences, both from the Weizmann Institute of Science, Israel.

     Catherine Maynard has served as Director of Operations of Abgenix since January 1998. From June 1996 to January 1998, Ms. Maynard was Associate Director, Animal Research Services and Microembryology at the Company. From 1992 to June 1996, Ms. Maynard worked at Cell Genesys in various positions, most recently as Associate Director, Animal Research Services and Microembryology. From 1988 to 1992, Ms. Maynard was Manager of the Core Transgenic Services at Imperial Cancer Research Fund. Ms. Maynard received a B.Sc. from the University of Manchester, U.K.

     Rivka Sherman-Gold, Ph.D., has served as Director of Business Development of Abgenix since October 1996. From September 1993 to October 1996, Dr. Sherman-Gold was Associate Director of Business Development at Athena Neurosciences, Inc., a biotechnology company. Dr. Sherman-Gold received a B.Sc. in chemistry and an M.Sc. in biophysics and physiology, both from the Technion, Israel Institute of Technology, a Ph.D. in life sciences from the Weizmann Institute of Science, Israel and an M.B.A. from California State University in San Jose.

     John Ward has served as Director of MIS of Abgenix since November 1996. From January 1996 to November 1996, Mr. Ward was Department Manager, Distributed Computing Department at Bechtel Nevada, a construction and engineering firm. From July 1988 to December 1995, he held various MIS positions at EG&G Energy Measurements, an engineering and management company. Mr. Ward received a B.S. in computer information systems from Arizona State University.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Compensation Committee consists of Dr. Sherwin, Mr. Logan and Dr. Behrens. The Compensation Committee makes recommendations regarding the Company's various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees and consultants of the Company.

     The Audit Committee consists of Dr. Sherwin, Mr. Logan and Dr. Behrens. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's control functions.

BOARD COMPOSITION

     The Company's Bylaws provide that the number of members of the Company's Board of Directors shall be determined by the Board of Directors. The number of directors is currently set at seven. All members of the Company's Board of Directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. There are no family relationships among any of the directors, officers or key employees of the Company.

     Cell Genesys and the Company have entered into the Governance Agreement which provides that so long as Cell Genesys or a group to which it belongs owns
(i) a majority of the outstanding voting stock of the Company, Cell Genesys or the group shall have the right to nominate four out of the seven directors of the Company, (ii) less than a majority but greater than 25% of the outstanding voting stock of the Company, then Cell Genesys or such group shall have the right to nominate three out of the seven directors of the Company, or (iii) less than 25% but greater than 15% of the outstanding voting stock of the Company, then Cell Genesys or such group shall have the right to nominate one out of the seven directors of the Company. The Governance Agreement also provides that Cell Genesys and each officer and director of the Company who owns voting stock shall agree to vote for the persons nominated by Cell Genesys or the group to which it belongs as set forth above. See "Risk Factors -- Significant Influence by Cell Genesys, Inc."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee was, at any time since the formation of the Company, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. See "Certain Transactions" for a description of transactions between the Company and entities affiliated with members of the Compensation Committee.

DIRECTOR COMPENSATION

     Directors do not currently receive any cash compensation from the Company for their service as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. The Company does not provide additional compensation for Committee participation or special assignments of the Board of Directors. From time to time, certain directors of the Company have received grants of options to purchase shares of the Company's Common Stock pursuant to the 1996 Incentive Stock Plan. On June 4, 1997, R. Scott Greer, Stephen A. Sherwin, Raju S. Kucherlapati and Joseph E. Maroun received options to purchase 67,500, 10,000, 7,500, and 7,500 shares of the Company's Common Stock, respectively, at a per share exercise price of $2.50. On August 8, 1997, Mark B. Logan received an option to purchase 30,000 shares of the Company's Common Stock at a per share exercise price of $4.00. On December 11, 1997, Raju S. Kucherlapati received an option to purchase 20,000 shares of the Company's Common Stock at a per share exercise price of $5.00. There were no other director option grants in 1997. On February 18, 1998, R. Scott Greer, Stephen A. Sherwin, M. Kathleen Behrens, Raju
S. Kucherlapati, Mark B. Logan and Joseph E. Maroun received options to purchase 40,000, 5,900, 30,000, 4,400, 3,200 and 4,400 shares of the Company's Common
Stock, respectively, at a per share exercise price of $6.00. Beginning after the date of this offering, nonemployee directors of the Company will be eligible to receive nondiscretionary, automatic grants of options to purchase shares of the Company's Common Stock pursuant to the 1998 Director Option Plan. See "-- Stock Plans -- 1998 Director Option Plan" and "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company during the year ended December 31, 1997 to the President and Chief Executive Officer and to the Company's four other most highly compensated executive officers, each of whose aggregate compensation during the Company's last fiscal year exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    ------------
                                            ANNUAL COMPENSATION      SECURITIES
                                            --------------------     UNDERLYING      ALL OTHER
       NAME AND PRINCIPAL POSITION           SALARY      BONUS        OPTIONS       COMPENSATION
       ---------------------------          --------    --------    ------------    ------------
R. Scott Greer............................  $252,000    $ 55,200       67,500         $  4,112(1)
  President and Chief Executive Officer
C. Geoffrey Davis, Ph.D...................   152,250      21,750       25,500            1,974(2)
  Vice President, Research
Kurt W. Leutzinger(3).....................    81,555          --      100,000          127,059(4)
  Vice President, Finance and Chief
  Financial Officer
John A. Lipani, M.D.(5)...................   131,250          --      100,000           64,585(6)
  Vice President, Clinical Development
Raymond M. Withy, Ph.D....................   152,250      21,750       25,500               --
  Vice President, Corporate Development

---------------
(1) Consists of imputed interest income on a loan from the Company to Mr. Greer.

(2) Consists of imputed interest income on a loan from the Company to Dr. Davis.

(3) Mr. Leutzinger has been the Company's Vice President, Finance and Chief Financial Officer since July 1997. His 1997 annualized salary is $175,000.

(4) Consists of $126,568 for reimbursement of relocation expenses and $491 for imputed interest income on a loan from the Company to Mr. Leutzinger.

(5) Dr. Lipani has been the Company's Vice President, Clinical Development since April 1997. His 1997 annualized salary is $175,000.

(6) Consists of $63,232 for reimbursement of relocation expenses and $1,353 for imputed interest income on a loan from the Company to Dr. Lipani.

STOCK OPTION GRANTS

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended December 31, 1997. All such options were awarded under the Company's 1996 Incentive Stock Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                --------------------------------------------------      VALUE AT ASSUMED
                                NUMBER OF     PERCENT OF                              ANNUAL RATES OF STOCK
                                SECURITIES   TOTAL OPTIONS                             PRICE APPRECIATION
                                UNDERLYING      GRANTED                                FOR OPTIONS TERM(4)
                                 OPTIONS       IN FISCAL     EXERCISE   EXPIRATION   -----------------------
NAME                            GRANTED(1)      1997(2)      PRICE(3)      DATE          5%          10%
----                            ----------   -------------   --------   ----------   ----------   ----------
R. Scott Greer................    67,500         10.0%        $2.50       6/1/07     $1,040,704   $1,757,104
C. Geoffrey Davis, Ph.D.......    25,500          3.8          2.50       6/1/07        393,155      663,795
Kurt W. Leutzinger............   100,000         14.8          2.50      6/26/07      1,541,784    2,603,117
John A. Lipani, M.D...........   100,000         14.8          0.60      2/12/07      1,731,784    2,793,117
Raymond M. Withy, Ph.D........    25,500          3.8          2.50       6/1/07        393,155      663,795

---------------
(1) The options granted to Mr. Greer and Drs. Davis and Withy became exercisable as to 1/48th of the option shares on the date of grant and an additional 1/48th of the option shares become exercisable on the first day of each calendar month thereafter, with full vesting occurring four years after the date of grant. The options granted to Mr. Leutzinger and Dr. Lipani become exercisable as to 25% of the option shares one year from the date of grant and 1/48th of the option shares become exercisable on the first day of each calendar month thereafter, with full vesting occurring four years after the date of grant. In each case, vesting is subject to the optionee's continued relationship with the Company. Such options expire ten years from the date of grant, or earlier upon termination of employment. See "Stock Plans."

(2) Based on an aggregate of 676,644 options granted by the Company in the year ended December 31, 1997 to employees, non-employee directors of and consultants to the Company, including the Named Executive Officers.

(3) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board of Directors on the date of grant.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers. The potential realizable value is calculated by assuming that the assumed initial public offering price of $11.00 per share appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. The potential realizable value computation is net of the applicable exercise price, but does not take into account applicable federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers the number of shares of Common Stock acquired and the dollar value realized upon exercise of options during the year ended December 31, 1997 and the number and value of securities underlying unexercised options held at December 31, 1997:

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              SHARES                         DECEMBER 31, 1997           DECEMBER 31, 1997(1)
                             ACQUIRED        VALUE      ---------------------------   ---------------------------
           NAME             ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
R. Scott Greer............    107,240     $1,096,592          --         235,260             --      $2,337,158
C. Geoffrey Davis,
  Ph.D. ..................         --             --      39,136          86,364       $399,948         856,802
Kurt W. Leutzinger........         --             --          --         100,000             --         850,000
John A. Lipani, M.D. .....         --             --          --         100,000             --       1,040,000
Raymond M. Withy, Ph.D. ..     10,000        104,000      29,136          86,364        295,948         856,802

---------------
(1) Value realized and value of unexercised in-the-money options are based on a value of $11.00 per share, the assumed initial public offering price. Amounts reflected are based on the value per share, minus the per share exercise price, multiplied by the number of shares acquired on exercise or underlying the option.

STOCK PLANS

     1996 Incentive Stock Plan. As of March 31, 1998, a total of 2,891,250 shares of Common Stock have been authorized for issuance under the Company's 1996 Incentive Stock Plan (the "1996 Plan"). Under the 1996 Plan, as of March 31, 1998, options to purchase an aggregate of 1,702,904 shares were outstanding, 293,160 shares of Common Stock had been purchased pursuant to exercises of stock options and stock purchase rights and 895,186 shares were available for future grant.

     The 1996 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options and stock purchase rights to employees, consultants and nonemployee directors of the Company. Incentive stock options may be granted only to employees. The 1996 Plan is administered by the Board of Directors or a committee appointed by the Board of Directors, which determines the terms of awards granted, including the exercise price and the number of shares subject to the award and the exercisability thereof. The exercise price of incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Company's Common Stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of the Company's stock, the exercise price will be no less than 110% of the fair market value. The exercise price of nonqualified stock options is set by the administrator of the 1996 Plan. However, for any person holding more than 10% of the voting power of all classes of the Company's stock, the exercise price will be no less than 110% of the fair market value. The maximum term of options granted under the 1996 Plan is ten years.

     An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or total and permanent disability) may exercise options in the three-month period following such cessation, or such other period of time as determined by the administrator, unless such options terminate or expire sooner (or for nonstatutory stock options, later), by their terms. The three-month period is extended to twelve months for terminations due to death or total and permanent disability. In the event of a merger of the Company with or into another corporation, any outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which such options shall terminate.

     No employee may be granted, in any fiscal year of the Company, options to purchase more than 750,000 shares (or 1,500,000 shares in the case of a new employee's initial employment with the Company). The 1996 Plan will terminate in June 2006, unless sooner terminated by the Board of Directors.

     The Board of Directors may also grant stock purchase rights to employees and consultants under the 1996 Plan. Such grants are made pursuant to a restricted stock purchase agreement with the price to be paid for the shares granted thereunder being determined by the administrator. The Company is generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The repurchase price shall be the original purchase price paid by the purchaser. The repurchase option shall lapse at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser shall have the rights equivalent to those of a stockholder.

     1998 Employee Stock Purchase Plan. The Company has adopted a 1998 Employee Stock Purchase Plan (the "Purchase Plan"), and has reserved a total of 250,000 shares of Common Stock for issuance thereunder. The Purchase Plan also provides for an annual increase, commencing in 1999, in the number of shares reserved for issuance under the Purchase Plan equal to the lesser of 250,000, 1% of the Company's outstanding capitalization or a lesser amount determined by the Board (such that the maximum number of shares which could be reserved under the Purchase Plan over its term would be 2,500,000 shares). No shares have been issued under the Purchase Plan to date. The Purchase Plan, which is intended to qualify under Section 423 of the Code will be administered by the Board of Directors of the Company or by a committee appointed by the Board of Directors. Under the Purchase Plan, the Company will withhold a specified percentage (not to exceed 15%) of each salary payment to participating employees over certain offering periods. Any employee who is currently employed for at least 20 hours per week and for at least five consecutive months in a calendar year, either by the Company or by a majority-owned subsidiary of the Company, will be eligible to participate in the Purchase Plan. Unless the Board of Directors or the committee determines otherwise, each offering period will run for 24 months and will be divided into consecutive purchase periods of approximately six months. The first offering period and the first purchase period will commence on the date of this Prospectus. Thereafter, new 24 month offering periods will commence every six months on each November 1 and May 1. In the event of a change in control of the Company, including a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the offering and purchase periods then in progress will be shortened. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. The maximum number of shares that a participant may purchase on the last day of any offering period is determined by dividing the payroll deductions accumulated during the purchase period by the purchase price. However, no person may purchase shares under the Purchase Plan to the extent such person would own 5% or more of the total combined value or voting power of all classes of the capital stock of the Company or of any of its subsidiaries, or to the extent that such person's rights to purchase stock under all employee stock purchase plans would exceed $25,000 for any calendar year. The Board of Directors may amend the Purchase Plan at any time. The Purchase Plan will terminate in March 2008, unless terminated earlier in accordance with the provisions of the Purchase Plan.

     1998 Director Option Plan. The Company has adopted a 1998 Director Option Plan (the "Director Plan"), and has reserved a total of 250,000 shares of Common Stock for issuance thereunder. Each nonemployee director who becomes a director of the Company after the date of this offering will be automatically granted a nonstatutory option to purchase 30,000 shares of Common Stock on the date on which such person first becomes a director (the "Initial Grant"). At each annual stockholders meeting beginning with the 1999 Annual Stockholders Meeting, each nonemployee director will automatically be granted a nonstatutory option to purchase 7,500 shares of Common Stock (10,000 shares for the Chairman of the Board if a nonemployee director) (the "Subsequent Grant"). The exercise price of options under the Director Plan will be equal to the fair market value of the Common Stock on the date of grant. The maximum term of the options granted under the Director Plan is ten years. Each Initial Grant under the Director Plan will vest as to 25% of the shares subject to the option one year after the date of grant and at a rate of 1/48th of the shares each month thereafter. Each Subsequent Grant will vest as to 1/48th of the shares subject to the option one month after the date of grant and at a rate of 1/48th of the shares on the last day of each month thereafter. In the event of a merger of the Company with or into another corporation, all outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which such options shall terminate. In the event that a nonemployee-director is involuntarily terminated following option assumption, such option becomes fully vested and exercisable. The Director Plan will terminate in March 2008, unless terminated earlier in accordance with the provisions of the Director Plan.

401(k) PLAN

     The Company's employees who are located in the United States and have been employed by the Company for three months or more are covered by Cell Genesys' Retirement Savings and Investment Plan (the "401(k) Plan"). The 401(k) Plan will cover the Company's eligible employees so long as Cell Genesys owns 50% or more of the Company's outstanding Common Stock. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service Regulations and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions by the Company on behalf of all participants in the 401(k) Plan. The Company has not made any contributions to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401(k) of the Code so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and that contributions by the Company, if any, will be deductible by the Company when made. At such time as Cell Genesys' equity ownership in the Company drops below 50%, the Company's employees will not be eligible to participate in Cell Genesys' 401(k) Plan and the Company intends to implement its own retirement savings and investment plan.

CHANGE IN CONTROL ARRANGEMENTS

     The Company's Board of Directors has approved a plan which provides that in the event of a change in control of the Company, the options of each employee of the Company whose employment is terminated without cause within 24 months of the change in control shall be exercisable in full. For this purpose, a change in control includes: (i) a person becoming the beneficial owner of 50% or more of the Company's outstanding voting securities, (ii) certain changes in the composition of the Board of Directors occurring within a two year period or (iii) a merger or consolidation of the Company in which the stockholders of the Company immediately before the transaction own immediately after the transaction less than a majority of the outstanding voting securities of the surviving entity (or its parent).

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for
(i) any breach of their duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

     Incorporation and Organization of Abgenix. Pursuant to the terms of the Stock Purchase and Transfer Agreement (the "Agreement") between Abgenix and Cell Genesys, Abgenix issued 1,691,667 shares of Series A Senior Convertible Preferred Stock to Cell Genesys in exchange for $10 million, and 2,058,333 shares of Series 1 Subordinated Convertible Preferred Stock to Cell Genesys, and in exchange, Cell Genesys contributed research, development and manufacturing technology, patents and other intellectual property specific to the antibody therapy programs to be pursued by Abgenix, including Cell Genesys' interest in Xenotech, and certain equipment, furniture and fixtures leased by Cell Genesys. Abgenix is responsible for the remaining lease obligations for such capital equipment which total approximately $38,000 per month. Cell Genesys also assigned to the Company two notes receivable totaling $150,000.

     On July 15, 1996, the Registrant, in exchange for a loan in the principal amount of up to $4,000,000, issued a Convertible Promissory Note to Cell Genesys that subsequently was converted into 666,667 shares of Series A Preferred Stock at a conversion price of $6.00 upon the closing of the Series B Preferred Stock Financing in December 1997 (see "Preferred Stock Financings").

     Simultaneously with the execution of the Agreement, Abgenix and Cell Genesys entered into a Governance Agreement, Tax Sharing Agreement, Services Agreement and Patent Assignment Agreement. In addition, Abgenix and Cell Genesys entered into an Immunization Services Agreement, Gene Therapy Agreement and Voting Agreement. The Immunization Services Agreement, Gene Therapy Agreement and Voting Agreement were superseded by the Gene Therapy Rights Agreement. See "Business -- Corporate Arrangements."

     The Governance Agreement provides that so long as Cell Genesys or a group to which it belongs owns (i) a majority of the outstanding voting stock of Abgenix, Cell Genesys or the group shall have the right to nominate four out of the seven directors of the Company, (ii) less than a majority but greater than 25% of the outstanding voting stock of Abgenix, then Cell Genesys or such group shall have the right to nominate three out of the seven directors of the Company, or (iii) less than 25% but greater than 15% of the outstanding voting stock of Abgenix, then Cell Genesys or such group shall have the right to nominate one out of the seven directors of the Company. The Governance Agreement also provides that Cell Genesys and each officer and director of Abgenix who owns voting stock shall agree to vote for the persons nominated as set forth above.

     The Tax Sharing Agreement (the "Tax Agreement") provides for the allocation of federal and state tax liabilities between Abgenix and Cell Genesys. Pursuant to the terms of the Tax Agreement, Abgenix will pay to Cell Genesys the federal and state income and franchise tax liability that Abgenix would have owed if it had filed separate returns. If Abgenix realizes a loss or credit that reduces the consolidated tax liability of Cell Genesys, then Cell Genesys shall pay Abgenix the amount of the reduction. The Tax Agreement shall remain in effect with respect to any taxable year for which consolidated or combined returns are filed by Cell Genesys as a common parent corporation and such party is an includable party in such consolidated return.

     Pursuant to the terms of the Services Agreement, Cell Genesys provided certain administrative services for a quarterly fee. In fiscal 1997, these fees totaled $60,000.

     Pursuant to the terms of the Patent Assignment Agreement, Cell Genesys assigned to Abgenix all of its rights in and to certain patents and patent applications related to antibody development.

     Other Transactions with Cell Genesys. On January 23, 1997 and March 27, 1997, the Company issued two warrants to purchase an aggregate of 121,667 shares of Series A Preferred Stock (convertible into 121,667 shares of Common Stock) to Cell Genesys at the exercise price per share of $6.00 in return for providing guarantees for the Loan and Security Agreement with Silicon Valley Bank and the Master Lease Agreement with Transamerica Business Credit Corporation.

     In October 1997, Cell Genesys extended a short-term, convertible line of credit facility (the "LOC") to Abgenix. The LOC terminated in accordance with its terms, without Abgenix drawing upon the LOC, upon the closing of the Series B Preferred Stock financing in December 1997.

     BancAmerica Robertson Stephens Relationship. M. Kathleen Behrens, Ph.D. a director of the Company, is also a managing director of Robertson Stephens Investment Management Co. BancAmerica Robertson Stephens acted as one of the Company's placement agents in the Series B Preferred Stock financing in December 1997. BancAmerica Robertson Stephens received approximately $759,000 in fees for services provided in the private placement. Also, persons and entities affiliated with BancAmerica Robertson Stephens purchased, in the aggregate, 784,616 shares of the Series B Preferred Stock for an aggregate purchase price of approximately $5.1 million. BancAmerica Robertson Stephens is also serving as one of the underwriters in this offering.

     Preferred Stock Financings. The holders of Preferred Stock include, among others, the following directors and holders of more than 5% of the Company's outstanding stock:

                                                                 PREFERRED STOCK
                                                              ---------------------
                   PREFERRED STOCKHOLDER                      SERIES A     SERIES B
                   ---------------------                      ---------    --------
Cell Genesys, Inc.(1).......................................  4,538,334         --
Robertson Stephens Investment Management Co. Entities(2)....         --    769,231
S-E Banken Entities(3)......................................         --    461,532
Stephen A. Sherwin, M.D.(4).................................  4,538,334         --
M. Kathleen Behrens, Ph.D.(5)...............................         --    784,616
Raju Kucherlapati, Ph.D.(6).................................  4,538,334     10,000
Joseph E. Maroun(7).........................................  4,538,334    153,846

---------------
(1) Includes 121,667 shares issuable pursuant to outstanding warrants to purchase Series A Preferred Stock.

(2) Includes 56,280 shares held by Bayview Investors, LTD, 224,145 shares held by Crossover Fund II, L.P., 67,663 shares held by Crossover Fund IIA, L.P., 334,079 shares held by Omega Ventures II, L.P., 87,064 shares held by Omega Ventures II Cayman, L.P. (collectively, the "Robertson Stephens Investment Management Co. Shares"). Each of the above entities is affiliated with Robertson Stephens Investment Management Co.

(3) Includes 392,305 shares held by S-E Banken -- Lakemedelsfond and 69,227 shares held by S-E Banken -- Luxembourg S.A.

(4) Includes 4,416,667 shares held by Cell Genesys and 121,667 shares issuable pursuant to outstanding warrants to purchase Series A Preferred Stock (collectively, the "Cell Genesys Owned Shares"). Dr. Sherwin is an officer, director and beneficial stockholder of Cell Genesys, Inc. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Dr. Sherwin disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein.

(5) Includes the Robertson Stephens Investment Management Co. Shares. Dr. Behrens, a managing director of Robertson Stephens Investment Management Co., disclaims beneficial ownership of the shares of the Company held by the Robertson Stephens Investment Management Co. Entities except to the extent of her pro rata pecuniary interest therein.

(6) Includes the Cell Genesys Owned Shares. Dr. Kucherlapati is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting power over the Cell Genesys Owned Shares. However, Dr. Kucherlapati disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pecuniary interest therein.

(7) Includes the Cell Genesys Owned Shares. Mr. Maroun is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Mr. Maroun disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein.

     In connection with, and contemporaneous to, the Series B Preferred Stock financing the shares of Series A Senior Convertible Preferred Stock, the shares of Series 1 Subordinated Convertible Preferred Stock and the Convertible Promissory Note issued to Cell Genesys in July 1996 (see above) were all converted into an aggregate 4,416,667 shares of Series A Preferred Stock.

     Holders of Preferred Stock are entitled to certain registration rights with respect to the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights."

     After the completion of this offering, Cell Genesys will beneficially own approximately 40.3% of the outstanding capital stock. As a result, Cell Genesys will have significant influence over all matters requiring the approval of the Company's stockholders, including the election of the Company's Board of Directors. See "Risk Factors -- Significant Influence by Cell Genesys, Inc."

     Three of the Company's directors, Stephen A. Sherwin, M.D., Raju S. Kucherlapati, Ph.D. and Joseph E. Maroun are also directors of Cell Genesys. Dr. Sherwin is also the Chairman of the Board and Chief Executive Officer of Cell Genesys. See above for a description of transactions with Cell Genesys.

     Transactions with Employees. On May 27, 1997, John A. Lipani, M.D. the Company's Vice President, Clinical Development, and Abgenix entered into a Relocation Loan Agreement pursuant to which Abgenix loaned $100,000 to Dr. Lipani in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until May 27, 2002. The outstanding principal balance as of December 31, 1997 was $100,000. In addition, Dr. Lipani received a $35,000 loan from Abgenix to assist with relocation expenses. The $35,000 loan, which is evidenced by a promissory note, will be forgiven in full once Dr. Lipani completes 12 months of employment.

     On December 2, 1992, R. Scott Greer, the Company's President and Chief Executive Officer, and Cell Genesys entered into a Relocation Loan Agreement pursuant to which Cell Genesys loaned $100,000 to Mr. Greer in exchange for an interest free promissory note secured by shares of Cell Genesys' Common Stock owned by Mr. Greer. In June 1996, Cell Genesys assigned its rights under the promissory note to the Company. Mr. Greer repaid the entire loan to the Company in September 1997.

     On April 21, 1995, C. Geoffrey Davis, Ph.D. the Company's Vice President, Research, and Cell Genesys entered into a Relocation Loan Agreement pursuant to which Cell Genesys loaned $30,000 to Dr. Davis in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until January 1, 2000. In June 1996, Cell Genesys assigned its rights under the promissory note to the Company. As of December 31, 1997, the outstanding principal balance was $30,000.

     On August 26, 1997, Mr. Leutzinger received a $25,000 loan from Abgenix to assist with relocation expenses. The $25,000 loan, which is evidenced by a full recourse promissory note, will be forgiven in full once Mr. Leutzinger completes 12 months of employment. On February 27, 1998, Mr. Leutzinger and Abgenix entered into a Relocation Loan Agreement pursuant to which Abgenix loaned $100,000 to Mr. Leutzinger in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until June 30, 2003.

     The Company has entered into indemnification agreements with each of its directors and executive officers. See "Management -- Limitation of Liability and Indemnification Matters."

     All future transactions, including any loans from Abgenix to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to Abgenix than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby for: (i) each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group.

                                                                               PERCENTAGE OF SHARES
                                                                                   BENEFICIALLY
                                                                                     OWNED(1)
                                                                  SHARES       --------------------
                                                               BENEFICIALLY    PRIOR TO     AFTER
                      BENEFICIAL OWNER                            OWNED        OFFERING    OFFERING
                      ----------------                         ------------    --------    --------
Cell Genesys, Inc.(2).......................................    4,538,334        55.0%       40.3%
  342 Lakeside Drive
  Foster City, CA 94404
Robertson Stephens Investment Management Co. Entities(3)....      769,231         9.5         6.9
  555 California Street, Suite 2600
  San Francisco, CA 94104
S-E Banken Entities(4)......................................      461,532         5.7         4.1
  ST-R2, S-106 40
  Stockholm, Sweden
Joseph E. Maroun(5).........................................    4,708,107        56.9        41.8
Stephen A. Sherwin, M.D.(6).................................    4,587,074        55.2        40.6
Raju S. Kucherlapati, Ph.D.(7)..............................    4,566,344        55.2        40.5
M. Kathleen Behrens, Ph.D.(3)...............................      784,616         9.6         7.0
R. Scott Greer(8)...........................................      147,084         1.8         1.3
C. Geoffrey Davis, Ph.D.(9).................................       53,250           *           *
Raymond M. Withy, Ph.D.(10).................................       53,250           *           *
Kurt W. Leutzinger..........................................            0           *           *
John A. Lipani, M.D.(11)....................................       28,411           *           *
Mark B. Logan...............................................            0           *           *
All directors and executive officers as a group (10
  persons)(12)..............................................    5,851,468        69.1        51.0

---------------
  *  Represents beneficial ownership of less than one percent of the Common
Stock.

 (1) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the stockholders named in the table above has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 8,137,512 shares of Common Stock outstanding as of March 31, 1998 and 11,137,512 shares of Common Stock outstanding after completion of this offering.

 (2) Includes 121,667 shares issuable pursuant to warrants exercisable within 60 days of March 31, 1998.

 (3) Includes 56,280 shares held by Bayview Investors, LTD, 224,145 shares held by Crossover Fund II, L.P., 67,663 shares held by Crossover Fund IIA, L.P., 334,079 shares held by Omega Ventures II, L.P. and 87,064 shares held by Omega Ventures II Cayman, L.P. Each of the above entities is affiliated with Robertson Stephens Investment Management Co. Dr. Behrens, a managing director of Robertson Stephens Investment Management Co., disclaims beneficial ownership of the shares of the Company held by the Robertson Stephens Investment Management Co. Entities except to the extent of her pro rata pecuniary interests therein.

 (4) Includes 392,305 shares held by S-E Banken -- Lakemedelsfond and 69,227 shares held by S-E Banken -- Luxembourg S.A.

 (5) Includes the Cell Genesys Owned Shares. Also includes 15,927 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998. Mr. Maroun is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Mr. Maroun disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys.

 (6) Includes the Cell Genesys Owned Shares. Also includes, 48,740 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998. Dr. Sherwin is an officer, director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Dr. Sherwin disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys.

 (7) Includes the Cell Genesys Owned Shares. Also includes, 18,010 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998. Dr. Kucherlapati is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Dr. Kucherlapati disclaims beneficial ownership of the shares of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys.

 (8) Includes 25,574 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998.

 (9) Includes 53,250 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998.

(10) Includes 17,834 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998.

(11) Includes 28,411 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998.

(12) Includes 207,746 shares issuable upon exercise of options exercisable within 60 days of March 31, 1998 and 121,667 shares subject to warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's Restated Certificate of Incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to 50,000,000 shares of Common Stock, $0.0001 par value per share and authorizes the issuance of 5,000,000 shares of Preferred Stock, $0.0001 par value per share, the rights and preferences of which may be established from time to time by the Company's Board of Directors. As of March 31, 1998, 293,160 shares of Common Stock were issued and outstanding and held by 59 stockholders and 7,844,352 shares of Preferred Stock were issued and outstanding and held by 31 stockholders. Upon the closing of this offering, all outstanding shares of Preferred Stock will convert into an aggregate of 7,844,352 shares of Common Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock which the Company may designate in the future.

PREFERRED STOCK

     Upon the closing of this offering, the Board of Directors will be authorized, without any further action by the stockholders, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of Preferred Stock, $0.0001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS AND OTHER OBLIGATIONS TO ISSUE CAPITAL STOCK

     As of March 31, 1998, the Company has two outstanding warrants to purchase an aggregate of 121,667 shares of Series A Preferred Stock at an exercise price of $6.00 per share. These warrants are currently exercisable. One warrant will expire on January 23, 2000 and the other warrant will expire on March 27, 2000. Also, as of March 31, 1998, the Company is obligated to issue 25,000 shares of the Common Stock upon the occurrence of certain milestones pursuant to the terms of a license agreement.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After the offering, the holders of 7,844,352 shares of Common Stock and 121,667 shares of Common Stock issuable upon exercise of outstanding warrants (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement (the "Amended and Restated Stockholder Rights Agreement") between the Company and the holders of the Registrable Securities. The holders of at least 50% of the Registrable Securities may require, subject to the lock-up agreements described under "Underwriting" and certain limitations in the Amended and Restated Stockholder Rights Agreement, on two occasions, that the Company use its best efforts to register the Registrable Securities for public resale. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, other than in connection with the registration of the shares offered hereby and certain other exceptions, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration statement is subject to the right of the underwriters to limit the number of shares included in the offering, subject to certain limitations. The holders of Registrable Securities may also require the Company on no more than two occasions during any 12-month period to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate selling price, net of underwriting discounts and commissions, is at least $500,000. All registration expenses will be borne by the Company (subject to certain limitations) and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being requested. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include Registrable Securities pursuant to the exercise of piggyback registration rights, the sale of such Registrable Securities may have an adverse effect on the Company's ability to raise capital.

CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take certain corporate actions an could have the effect of delaying or preventing a change in control of the Company. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; of (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The Company's Amended and Restated Certificate of Incorporation eliminates the right of stockholders to call special meetings of stockholders to act by written consent without a meeting. The Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


     Upon the completion of this offering, based on the number of shares outstanding as of March 31, 1998, the Company will have 11,137,512 shares of Common Stock outstanding, assuming (i) the issuance by the Company of shares of Common Stock offered hereby, (ii) no exercise of options, warrants or other obligations to issue shares after March 31, 1998 and (iii) no exercise of the Underwriters' over-allotment option to purchase 450,000 shares of Common Stock, except as otherwise noted. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 8,137,512 shares of Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from registration such as Rule 144, 144(k) or 701 under the Securities Act. Ninety days after the date of this Prospectus, 29,668 shares of Common Stock will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The Company's directors, executive officers and certain stockholders, who in the aggregate hold 7,990,025 of the shares of Common Stock of the Company outstanding immediately prior to the completion of this offering, have entered into lock-up agreements under which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of BancAmerica Robertson Stephens. The Company has entered into a similar agreement, except that the Company may grant options and issue stock under its current stock option and stock purchase plans and pursuant to other currently outstanding options, warrants or other obligations to issues shares. Upon expiration of the 180-day lock-up agreement, 4,680,159 shares of Common Stock will become eligible for immediate public resale, subject to volume limitations pursuant to Rule 144. The remaining 3,356,020 shares held by existing stockholders will become eligible for public resale at various times over a period of less than one year following the completion of this offering, subject to volume limitations. In addition, a director and a certain stockholder who in the aggregate hold 71,665 of the shares of Common Stock outstanding immediately prior to the completion of this offering have entered into lock-up agreements substantially similar to the 180-day lock-up agreement described above except that the term of the lock-up is 360 days. Upon expiration of the 360-day lock-up agreements, all 71,655 of these shares will become eligible for public resale, subject to volume limitations imposed by Rule 144. After the offering, the holders of 7,844,352 shares of Common Stock will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. If such holders, exercising the demand registration rights, causes a large number of securities to be registered and sold in the public market, such shares could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise capital. Additionally, 121,667 shares issuable pursuant to warrants and subject to the 180-day lock-up agreement, will also be entitled to such registration rights. The number of shares sold in the public market could increase if such registration rights are exercised.


     As of March 31, 1998, 1,702,904 shares were subject to outstanding options. Approximately 1,592,752 of these shares are subject to the 180-day lock-up agreement described above. Of the remaining 110,152 shares subject to outstanding options, approximately 44,101 were vested as of

March 31, 1998. After this offering, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the Company's 1996 Plan (including shares subject to then outstanding options under such plans), Director Plan and Purchase Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act after expiration of the applicable lock-up agreements and any vesting restrictions. Also as of March 31, 1998, the Company is obligated to issue 25,000 shares of Common Stock upon the occurrence of certain milestones pursuant to the terms of a license agreement.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 180 days or 360 days, as the case may be, after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 111,375 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 180 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancAmerica Robertson Stephens and Lehman Brothers Inc. (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
BancAmerica Robertson Stephens..............................
Lehman Brothers Inc.........................................

                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not in excess of $     per share, of which
$          may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-Day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the Company will receive for the 3,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,000,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.


     Each officer, director and certain other stockholders of the Company together holding or having dispositive power over substantially all of the shares of the Company's Common Stock and Redeemable Preferred Stock have agreed with the Representatives for a period of 180 days after the effective date of this Prospectus (the "180-Day Lock-Up Period") subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. Approximately 4,680,159 of such shares will be eligible for immediate public sale following expiration of the 180-Day Lock-Up Period, subject to the provisions of Rule 144. The remaining 3,356,020 shares will become eligible for public resale at various times over a period of less than one year following the completion of this offering, subject to volume limitations. In addition, a director and a certain stockholder have agreed with the Representatives for a period of 360 days after the effective date of this Prospectus (the "360-Day Lock-Up Period") not to transfer on terms substantially similar to those described above, an aggregate of 71,665 shares of Common Stock held by them. All of the 71,665 shares will be eligible for immediate public sale following expiration of the 360-Day Lock-Up Period, subject to the provisions of Rule 144. However, BancAmerica Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the Company has agreed that during the 180-Day Lock-Up Period, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options and the Company's issuance of options and shares under existing employee stock option and stock purchase plans. See "Shares Eligible For Future Sale."


     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     In December 1997, certain entities and persons affiliated with BancAmerica Robertson Stephens purchased an aggregate of 784,616 shares of the Company's Preferred Stock at a purchase price of $6.50 per share for an aggregate amount of approximately $5.1 million. Such shares convert into 784,616 shares of Common Stock on the closing of this offering. In addition, M. Kathleen Behrens, Ph.D., a director of the Company, is a managing director of Robertson Stephens Investment Management Co.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby was determined through negotiations among the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California. As of March 31, 1998, a certain investment partnership and members of Wilson Sonsini

Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 16,250 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements of Abgenix, Inc. at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Xenotech, L.P. at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 and for the period from inception (June 12, 1991) to December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Abgenix, Inc., Audited Financial Statements
  Report of Ernst & Young LLP, Independent Auditors.........      F-2
  Balance Sheets............................................      F-3
  Statements of Operations..................................      F-4
  Statement of Changes in Redeemable Convertible Preferred
     Stock and
     Stockholders' Equity (Net Capital Deficiency)..........      F-5
  Statements of Cash Flows..................................      F-6
  Notes to Financial Statements.............................      F-7

Xenotech, L.P., Audited Financial Statements
  Report of Ernst & Young LLP, Independent Auditors.........     F-22
  Balance Sheets............................................     F-23
  Statements of Operations..................................     F-24
  Statement of Partners' Capital............................     F-25
  Statements of Cash Flows..................................     F-26
  Notes to Financial Statements.............................     F-27

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Abgenix, Inc.

     We have audited the accompanying balance sheets of Abgenix, Inc. as of December 31, 1996 and 1997, and the related statements of operations, changes in redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abgenix, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Palo Alto, California
January 23, 1998

                                 ABGENIX, INC.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                              PRO FORMA
                                                                                            STOCKHOLDERS'
                                                             DECEMBER 31,                     EQUITY AT
                                                          -------------------   MARCH 31,     MARCH 31,
                                                            1996       1997       1998      1998 (NOTE 9)
                                                          --------   --------   ---------   --------------
                                                                                       (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents............................   $  7,190   $  4,617   $     971
  Short-term investments...............................      2,982     10,704      12,369
  Prepaid expenses and other current assets............        158        550         786
                                                          --------   --------   ---------
Total current assets...................................     10,330     15,871      14,126
Property and equipment, net............................      3,648      5,776       5,536
Deposits and other assets..............................        379        437         535
                                                          --------   --------   ---------
                                                          $ 14,357   $ 22,084   $  20,197
                                                          ========   ========   =========
              LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Short-term payable to parent.........................   $  2,429   $    212   $      68
  Payable to Xenotech for cross-license and settlement
    obligation.........................................         --      3,750       3,750
  Accounts payable.....................................         --        426         168
  Deferred revenue from related party..................        376         --          --
  Accrued stock issuance costs.........................         --      1,200          --
  Other accrued liabilities............................      1,961      2,000       3,337
  Current portion of long-term debt....................         --      1,646       1,658
                                                          --------   --------   ---------
Total current liabilities..............................      4,766      9,234       8,981
Long-term note payable to parent.......................      1,757         --          --
Long-term debt.........................................         --      3,979       3,559
Commitments
Redeemable convertible preferred stock, $0.0001 par
  value; 20,000,000 shares authorized, 3,750,000 and
  7,263,209 shares issued and outstanding at December
  31, 1996 and 1997, and 7,844,352 shares issued and
  outstanding at March 31, 1998; (no shares pro forma),
  at amount paid in; aggregate redemption and
  liquidation value of approximately $45,003 and
  $49,020 at December 31, 1997 and March 31, 1998,
  respectively.........................................     10,150     31,189      35,125      $     --
Redeemable convertible preferred stock subscription
  receivable...........................................         --     (2,737)         --            --
Redeemable convertible preferred stock issuable........         --      2,737          --            --
Stockholders' equity (net capital deficiency):
  Common stock, $0.0001 par value; 50,000,000 shares
    authorized, 1,192, 233,542 and 293,160 shares
    issued and outstanding at December 31, 1996 and
    1997 and March 31, 1998, respectively; (8,137,512
    shares pro forma), at amount paid in...............          1        351         397        35,522
  Contributions from parent............................     14,277     29,277      29,277        29,277
  Additional paid-in capital...........................         --      1,776       2,296         2,296
  Deferred compensation................................         --     (1,248)     (1,619)       (1,619)
  Accumulated deficit..................................    (16,594)   (52,474)    (57,819)      (57,819)
                                                          --------   --------   ---------      --------
Total stockholders' equity (net capital deficiency)....     (2,316)   (22,318)    (27,468)     $  7,657
                                                          --------   --------   ---------      ========
                                                          $ 14,357   $ 22,084   $  20,197
                                                          ========   ========   =========


                            See accompanying notes.

                                 \ABGENIX, INC.


                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          MARCH 31,
                                             ----------------------------   ------------------
                                              1995      1996       1997       1997      1998
                                             -------   -------   --------   --------   -------
                                                                               (UNAUDITED)
Revenues:
  Revenue under collaborative agreements
     from related parties (net of equity
     in losses of Xenotech of $1,702,
     $3,866 and $897 for the years ended
     December 31, 1995, 1996 and 1997, and
     $110 and $115 for the three months
     ended March 31, 1997 and 1998,
     respectively)........................   $ 6,200   $ 4,719   $  1,343   $    335   $   291
  Contract revenue........................        --        --        611         --       600
                                             -------   -------   --------   --------   -------
Total revenues............................     6,200     4,719      1,954        335       891
Operating expenses:
  Research and development................    11,879     9,433     11,405      2,078     5,366
  General and administrative..............     2,603     2,565      3,525      1,004       918
  Charge for cross-license and settlement-
     amount allocated from Cell Genesys...        --        --     11,250     11,250        --
  Equity in losses from the Xenotech joint
     venture (charge for cross-license and
     settlement)..........................        --        --     11,250      3,750        --
                                             -------   -------   --------   --------   -------
Total operating expenses..................    14,482    11,998     37,430     18,082     6,284
                                             -------   -------   --------   --------   -------
Operating loss............................    (8,282)   (7,279)   (35,476)   (17,747)   (5,393)
Other income and expenses:
  Interest income.........................        --       203        307        124       197
  Interest expense........................        --       (24)      (711)       (77)     (149)
                                             -------   -------   --------   --------   -------
Net loss..................................   $(8,282)  $(7,100)  $(35,880)  $(17,700)  $(5,345)
                                             =======   =======   ========   ========   =======
Pro forma net loss per share..............                       $  (9.22)             $ (0.67)
                                                                 ========              =======
Shares used in computing pro forma net
  loss per share..........................                          3,894                7,953
                                                                 ========              =======


                            See accompanying notes.

                                 ABGENIX, INC.

       STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                         REDEEMABLE
                                                        CONVERTIBLE
                                                         PREFERRED       REDEEMABLE
                                        REDEEMABLE         STOCK         CONVERTIBLE
                                        CONVERTIBLE     SUBSCRIPTION   PREFERRED STOCK
                                      PREFERRED STOCK    RECEIVABLE       ISSUABLE
                                      ---------------   ------------   ---------------
Balance at December 31, 1994.......       $    --         $    --          $    --
  Contributions from parent........            --              --               --
  Net loss.........................            --              --               --
                                          -------         -------          -------
Balance at December 31, 1995.......            --              --               --
  Contributions from parent........            --              --               --
  Issuance of 3,750,000 shares of
    Series A redeemable convertible
    preferred stock to parent for
    $10,000 cash and assignment of
    employee notes totalling $150
    in July 1996...................        10,150              --               --
  Issuance of 1,192 shares of
    common stock upon exercise of
    stock options..................            --              --               --
  Net loss.........................            --              --               --
                                          -------         -------          -------
Balance at December 31, 1996.......        10,150              --               --
  Contributions from parent........            --              --               --
  Issuance of 2,846,542 shares of
    Series B redeemable convertible
    preferred stock in December
    1997 for cash at $6.50 per
    share, net of issuance costs of
    $1,463.........................        17,039              --               --
  Conversion of note payable to
    parent into 666,667 shares of
    Series A redeemable convertible
    preferred stock in December
    1997...........................         4,000              --               --
  Stock subscription to purchase
    421,143 shares of Series B
    redeemable convertible
    preferred stock at $6.50 per
    share in December 1997.........            --          (2,737)           2,737
  Issuance of 176,756 shares of
    common stock upon exercise of
    stock options..................            --              --               --
  Issuance of 55,594 shares of
    common stock upon the exercise
    of stock purchase rights.......            --              --               --
  Deferred compensation for stock
    options issued below deemed
    fair value.....................            --              --               --
  Amortization of deferred
    compensation...................            --              --               --
  Net loss.........................            --              --               --
                                          -------         -------          -------
Balance at December 31, 1997.......        31,189          (2,737)           2,737
  Issuance of 160,000 shares of
    Series C redeemable convertible
    preferred stock at $8.00 per
    share (unaudited)..............         1,280              --               --
  Issuance of 421,143 shares of
    Series B redeemable convertible
    preferred stock, net of
    issuance costs of $81
    (unaudited)....................         2,656           2,737           (2,737)
  Issuance of 59,618 shares of
    common stock upon exercise of
    stock options (unaudited)......            --              --               --
  Deferred compensation for stock
    options issued below deemed
    fair value (unaudited).........            --              --               --
  Amortization of deferred
    compensation (unaudited).......            --              --               --
  Net loss (unaudited).............            --              --               --
                                          -------         -------          -------
Balance at March 31, 1998
  (unaudited)......................       $35,125         $    --          $    --
                                          =======         =======          =======

                                                      STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                     --------------------------------------------------------------------------------
                                                                                                            TOTAL
                                                                                                        STOCKHOLDERS'
                                              CONTRIBUTIONS   ADDITIONAL                                 EQUITY (NET
                                     COMMON       FROM         PAID-IN       DEFERRED     ACCUMULATED      CAPITAL
                                     STOCK       PARENT        CAPITAL     COMPENSATION     DEFICIT      DEFICIENCY)
                                     ------   -------------   ----------   ------------   -----------   -------------
Balance at December 31, 1994.......   $ --       $ 1,212        $   --       $    --       $ (1,212)      $     --
  Contributions from parent........     --         8,282            --            --             --          8,282
  Net loss.........................     --            --            --            --         (8,282)        (8,282)
                                      ----       -------        ------       -------       --------       --------
Balance at December 31, 1995.......     --         9,494            --            --         (9,494)            --
  Contributions from parent........     --         4,783            --            --             --          4,783
  Issuance of 3,750,000 shares of
    Series A redeemable convertible
    preferred stock to parent for
    $10,000 cash and assignment of
    employee notes totalling $150
    in July 1996...................     --            --            --            --             --             --
  Issuance of 1,192 shares of
    common stock upon exercise of
    stock options..................      1            --            --            --             --              1
  Net loss.........................     --            --            --            --         (7,100)        (7,100)
                                      ----       -------        ------       -------       --------       --------
Balance at December 31, 1996.......      1        14,277            --            --        (16,594)        (2,316)
  Contributions from parent........     --        15,000            --            --             --         15,000
  Issuance of 2,846,542 shares of
    Series B redeemable convertible
    preferred stock in December
    1997 for cash at $6.50 per
    share, net of issuance costs of
    $1,463.........................     --            --            --            --             --             --
  Conversion of note payable to
    parent into 666,667 shares of
    Series A redeemable convertible
    preferred stock in December
    1997...........................     --            --            --            --             --             --
  Stock subscription to purchase
    421,143 shares of Series B
    redeemable convertible
    preferred stock at $6.50 per
    share in December 1997.........     --            --            --            --             --             --
  Issuance of 176,756 shares of
    common stock upon exercise of
    stock options..................    128            --            --            --             --            128
  Issuance of 55,594 shares of
    common stock upon the exercise
    of stock purchase rights.......    222            --            --            --             --            222
  Deferred compensation for stock
    options issued below deemed
    fair value.....................     --            --         1,776        (1,776)            --             --
  Amortization of deferred
    compensation...................     --            --            --           528             --            528
  Net loss.........................     --            --            --            --        (35,880)       (35,880)
                                      ----       -------        ------       -------       --------       --------
Balance at December 31, 1997.......    351        29,277         1,776        (1,248)       (52,474)       (22,318)
  Issuance of 160,000 shares of
    Series C redeemable convertible
    preferred stock at $8.00 per
    share (unaudited)..............     --            --            --            --             --             --
  Issuance of 421,143 shares of
    Series B redeemable convertible
    preferred stock, net of
    issuance costs of $81
    (unaudited)....................     --            --            --            --             --             --
  Issuance of 59,618 shares of
    common stock upon exercise of
    stock options (unaudited)......     46            --            --            --             --             46
  Deferred compensation for stock
    options issued below deemed
    fair value (unaudited).........     --            --           520          (520)            --             --
  Amortization of deferred
    compensation (unaudited).......     --            --            --           149             --            149
  Net loss (unaudited).............     --            --            --            --         (5,345)        (5,345)
                                      ----       -------        ------       -------       --------       --------
Balance at March 31, 1998
  (unaudited)......................   $397       $29,277        $2,296       $(1,619)      $(57,819)      $(27,468)
                                      ====       =======        ======       =======       ========       ========

                            See accompanying notes.

                                 ABGENIX, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                     THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,             MARCH 31,
                                                 -------------------------------    --------------------
                                                  1995        1996        1997        1997        1998
                                                 -------    --------    --------    --------    --------
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net loss.......................................  $(8,282)   $ (7,100)   $(35,880)   $(17,700)   $ (5,345)
Adjustments to reconcile net loss to net cash
  used by operating activities:
  Equity in losses of Xenotech (including the
    charge for cross-license and settlement)...       --       3,866      12,147       3,860         115
  Depreciation and amortization................       --           8       1,489          85         445
  Charge for cross-license and settlement......       --          --      11,250      11,250          --
  Changes in certain assets and liabilities:
    Prepaid expenses and other current
      assets...................................       --         (58)       (392)       (666)       (236)
    Deposits and other assets..................       --        (337)        (78)         --         (98)
    Short-term payable to parent...............       --         730          --        (939)       (144)
    Accounts payable...........................       --          --         426          --        (258)
    Deferred revenue from related parties......       --         376        (376)       (376)         --
    Accrued stock issuance costs...............       --          --       1,200          --      (1,200)
    Other accrued liabilities..................       --         345          39        (674)      1,337
                                                 -------    --------    --------    --------    --------
Net cash used in operating activities..........   (8,282)     (2,170)    (10,175)     (5,160)     (5,384)
                                                 -------    --------    --------    --------    --------
INVESTING ACTIVITIES
Purchases of short-term investments............       --      (2,982)    (15,505)     (4,824)     (3,643)
Sales of short-term investments at maturity....       --          --       7,783       2,919       1,978
Capital expenditures...........................       --        (334)     (1,075)     (1,195)        (54)
Contributions to Xenotech......................       --      (3,864)     (4,647)        (98)       (117)
                                                 -------    --------    --------    --------    --------
Net cash used in investing activities..........       --      (7,180)    (13,444)     (3,198)     (1,836)
                                                 -------    --------    --------    --------    --------
FINANCING ACTIVITIES
Net proceeds from issuances of redeemable
  convertible preferred stock..................       --      10,000      17,039          --       3,936
Proceeds from issuance of note payable to
  parent.......................................       --       1,757          --         819          --
Proceeds from long-term debt...................       --          --       4,300       4,757          --
Contributions from parent......................    8,282       4,783          --          --          --
Payments under long-term debt..................       --          --        (643)         --        (408)
Proceeds from issuance of common stock.........       --          --         350          --          46
                                                 -------    --------    --------    --------    --------
Net cash provided by financing activities......    8,282      16,540      21,046       5,576       3,574
                                                 -------    --------    --------    --------    --------
Net increase (decrease) in cash and cash
  equivalents..................................       --       7,190      (2,573)     (2,782)     (3,646)
Cash and cash equivalents at the beginning of
  the period...................................       --          --       7,190       7,190       4,617
                                                 -------    --------    --------    --------    --------
Cash and cash equivalents at the end of the
  period.......................................  $    --    $  7,190    $  4,617    $  4,408    $    971
                                                 =======    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid during the year for interest.........  $    --    $     10    $    632    $     --    $    150
                                                 =======    ========    ========    ========    ========
NONCASH INVESTING AND FINANCING ACTIVITIES
Allocation of charges related to the
  cross-license and settlement from parent and
  Xenotech.....................................  $    --    $     --    $ 15,000    $ 15,000    $     --
                                                 =======    ========    ========    ========    ========
Conversion of note payable to parent...........       --          --       4,000          --          --
                                                 =======    ========    ========    ========    ========
Financed property and equipment acquisitions...       --       3,314          --          --          --
                                                 =======    ========    ========    ========    ========
Assignment of note receivable from Xenotech....       --          30          --          --          --
                                                 =======    ========    ========    ========    ========
Assignment of note receivable from parent......       --         150          --          --          --
                                                 =======    ========    ========    ========    ========
Furniture and equipment acquired under capital
  lease financing..............................       --          --       1,968         447          --
                                                 =======    ========    ========    ========    ========
Deferred compensation related to grant of
  certain stock options........................       --          --       1,776          --         520
                                                 =======    ========    ========    ========    ========


                            See accompanying notes.

                                 ABGENIX, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation


     Abgenix, Inc., a Delaware corporation ("Abgenix" or the "Company"), a subsidiary of Cell Genesys, Inc., ("Cell Genesys" or the "Parent") develops and intends to commercialize antibody therapeutic products for the prevention and treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders and cancer. The Company has developed a proprietary technology which it believes enables it to quickly generate high affinity, fully human antibody product candidates to essentially any disease target appropriate for antibody therapy. The operations of Abgenix commenced in 1989 and were initially conducted as a research project within Cell Genesys. On June 24, 1996, Abgenix was incorporated and subsequently on July 15, 1996 it was organized pursuant to a Stock Purchase and Transfer Agreement between the Company and Cell Genesys. The agreement sets forth the terms and conditions for the transfer of the antibody business and operations within Cell Genesys to Abgenix.



     The accompanying financial statements include the operations of Abgenix since July 15, 1996, and the revenues and expenses of Abgenix as a research project within Cell Genesys prior to July 15, 1996. The Company was not a separate business unit or division within Cell Genesys and, therefore, no separate accounting records existed for the Company during the period it was operated as a research project within Cell Genesys. All administrative functions were handled by Cell Genesys and the costs of operations, while part of Cell Genesys, were estimated from project cost records and were recorded as contributions. All assets and liabilities for 1994 and 1995 were combined with Cell Genesys and it was impractical and not meaningful to carve out the balance sheets for such periods. As a result, it is not possible to present a detailed statement of cash flows for the Company for the year ended December 31, 1995.


     Prior to July 15, 1996, specifically identified revenues and costs such as research and development were allocated to Abgenix from Cell Genesys. General and administrative expenses were allocated based on Abgenix research and development expense as a percentage of Cell Genesys' total research and development expenses. From July 16, 1996 to July 31, 1997, Cell Genesys performed certain general and administrative functions on behalf of Abgenix. The Company estimates that the general and administrative costs would have been $500,000 to $1,000,000 higher (unaudited) for each year of operation on a stand-alone basis. The Company believes the allocation methodology used was reasonable.


     In 1997, the Company incurred an aggregate non-recurring charge for cross-license and settlement of $22,500,000 which represents an allocation of $11,250,000 from Cell Genesys and an entry to record the equity in the losses of an equally owned joint venture with JT America, Inc., a medical subsidiary of Japan Tobacco Inc. and the Company ("Xenotech") of $11,250,000 (see Note 6).


  Unaudited Pro Forma Stockholders' Equity (Net Capital Deficiency)

     If the offering contemplated by this Prospectus is consummated, all of the redeemable convertible preferred shares outstanding as of the closing date will automatically be converted into 7,844,352 shares of common stock based on the shares of redeemable preferred stock outstanding as of March 31, 1998. Unaudited pro forma stockholders' equity at March 31, 1998, as adjusted for the conversion of preferred stock, is disclosed on the balance sheet.

  Interim Financial Information

     The financial information at March 31, 1998 and for the three months ended March 31, 1997 and 1998 is unaudited but includes all adjustments (consisting only of normal recurring adjustments)

                                 ABGENIX, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three months ended March 31, 1998 are not necessarily indicative of results for any other interim period or for the entire year.

  Revenue Recognition

     Revenues related to collaborative research agreements with corporate partners are recognized ratably over the related funding periods for each contract. For research funding, the Company is required to perform research activities as specified in each respective agreement on a best efforts basis, and the Company is reimbursed based on the fees stipulated in the respective agreements which approximates cost. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Milestone payments are recognized pursuant to collaborative agreements upon the achievement of the specified milestone, where no future obligation to perform exists for that milestone. Nonrefundable signing fees, under which no future obligation to perform exists, are recognized when the cash is received. Revenues related to the Xenotech research agreement are recognized net of the Company's related contributions to Xenotech.

  Research and Development

     Research and development expenses, including direct and allocated expenses, consist of independent research and development costs and costs associated with sponsored research and development.

  Net Loss Per Share

     In 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share is computed using the weighted average number of common shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Potentially dilutive securities have been excluded from the computation as their effect is antidilutive.

     Pro forma net loss per share has been computed to give effect to the automatic conversion of redeemable convertible preferred stock into common stock upon completion of the Company's initial public offering (using the as-if-converted method) from the original date of issuance.

                                 ABGENIX, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     A reconciliation of shares used in calculation of basic and diluted and pro forma net loss per share follows:

                                           YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                          -------------------------   ----------------------------
                                             1996          1997           1997            1998
                                          -----------   -----------   -------------   ------------
Net loss...............................   $(7,100,000)  $(35,880,000) $(17,700,000)   $(5,345,000)
                                          ===========   ===========   ============    ===========
Basic and diluted:
  Weighted-average shares of common
     stock outstanding used in
     computing basic and diluted net
     loss per share....................           152        34,744          1,242        268,692
                                          ===========   ===========   ============    ===========
Basic and diluted net loss per share...   $(46,710.53)  $ (1,032.69)  $ (14,251.21)   $    (19.89)
                                          ===========   ===========   ============    ===========
Pro forma:
  Shares used in computing basic and
     diluted net loss per share (from
     above)............................           152        34,744          1,242        268,692
  Adjusted to reflect the effect of the
     assumed conversion of preferred
     stock from the date of issuance...     3,750,000     3,858,843      3,750,000      7,684,352
                                          -----------   -----------   ------------    -----------
  Weighted-average shares used in
     computing pro forma net loss per
     share.............................     3,750,152     3,893,587      3,751,242      7,953,044
                                          ===========   ===========   ============    ===========
Pro forma net loss per share...........   $     (1.89)  $     (9.22)  $      (4.72)   $     (0.67)
                                          ===========   ===========   ============    ===========

     Had the Company been in a net income position, diluted earnings per share would have included the shares used in the computation of pro forma net loss per share as well as an additional 1,168,883, 1,623,630, and 1,825,300 shares related to outstanding options and warrants not included above (determined using the treasury stock method at the estimated average fair value) for the years ended December 31, 1996 and 1997, and for the three months ended March 31, 1998, respectively.

     Net loss per share has not been presented prior to the Company's organization on July 15, 1996, as there were no outstanding equity securities prior to that period.

  Cash Equivalents and Short-Term Investments

     The Company considers all highly-liquid investments purchased with a maturity from the date of purchase of three months or less to be cash equivalents; investments with maturities in excess of three months are considered to be short-term investments.

     The Company's investment securities are classified as available-for-sale and carried at fair value. The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date.

  Depreciation and Amortization

     The Company records property and equipment at cost and provides depreciation using the straight-line method over the estimated useful lives of the assets, generally five years. Furniture and equipment leased under capital leases is amortized over the shorter of the useful lives or the lease

                                 ABGENIX, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) term. Amortization of leased assets is included in depreciation and amortization expense and is combined with accumulated depreciation and amortization of the Company's owned assets.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Other Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which require additional disclosures to be adopted beginning in the first quarter of 1998 and on December 31, 1998, respectively. Under SFAS 130, the Company will be required to display comprehensive income and its components as part of the Company's full set of financial statements. SFAS 131 requires that the Company report financial and descriptive information about its reportable operating segments. The Company has determined that the impact of adopting SFAS 130 and SFAS 131 on its future financial statement disclosures is not material.

2. COLLABORATION AGREEMENT WITH XENOTECH

  Xenotech

     In 1991, Cell Genesys and JT America, Inc. formed Xenotech to develop genetically modified strains of mice which can produce human monoclonal antibodies and to commercialize products generated from these mice. Upon the creation of Abgenix, Cell Genesys' rights in the joint venture were assigned to the Company. Xenotech funds its research, which is generally conducted by Abgenix, through capital contributions from the partners. The Company paid and expensed as research and development $350,000, $172,500 and $195,000 related to licensing the rights to this technology from Xenotech for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, respectively.

                                 ABGENIX, INC.

2. COLLABORATION AGREEMENT WITH XENOTECH -- (CONTINUED)
     The Company is obligated to pay 50% of all Xenotech's funding requirements. The Company accounts for its investment in Xenotech under the equity method; 50% of Xenotech's research and development expenses up to the Company's investment amount. Details are as follows:

                                                           THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,            MARCH 31,
                           ----------------------------    -------------------
                            1995      1996       1997       1997       1998
                           ------    ------    --------    ------    ---------
                                             (IN THOUSANDS)
Abgenix's share of
  Xenotech losses......    $2,315    $3,306    $ 12,347    $3,836    $     117
Losses associated with
  cross-license and
  settlement...........        --        --     (11,250)   (3,750)          --
Unabsorbed losses......        --        --          --        --           (2)
Difference due to
  timing and change in
  deferred revenue.....      (613)      560        (200)       24           --
                           ------    ------    --------    ------    ---------
Equity in losses of
  Xenotech.............    $1,702    $3,866    $    897    $  110    $     115
                           ======    ======    ========    ======    =========

     The Company recognized revenue of $6,200,000, $4,719,000, $1,343,000,
$335,000 and $291,000 for the years ended 1995, 1996 and 1997, and for the three months ended March 31, 1997 and 1998, respectively, net of its own payments to the joint venture related to this revenue.

     Summary financial information for Xenotech is as follows:

                                                            THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,            MARCH 31,
                         -------------------------------    ------------------
                           1995       1996        1997       1997       1998
                         --------    -------    --------    -------    -------
                                            (IN THOUSANDS)
Total assets.........    $  1,357    $   492    $  7,569    $ 7,985    $ 7,643
Total liabilities....         601         59       7,556      7,494      7,566
Total revenues.......       4,747      1,912         272         25        210
Total operating
  expenses...........     (11,926)    (8,547)    (24,964)    (7,700)      (445)
Net loss.............      (7,129)    (6,614)    (24,680)    (7,672)      (235)

3. COLLABORATION AND LICENSE AGREEMENTS

  CBL License Agreement

     On February 1, 1997, the Company entered into a license agreement for exclusive worldwide rights to commercialize ABX-CBL. The Company paid an initial license fee and is further obligated to pay annual fees and royalties on potential product sales. The Company is also obligated to issue 25,000 shares of its common stock upon the submission of a Product License Application for the first indication of the product.

  Research Collaboration and License Option Agreement with Pfizer

     In December 1997, Abgenix established a research collaboration with Pfizer Inc. ("Pfizer"). In connection with the execution of the agreement, Pfizer paid the Company a fee upon signing and may

                                 ABGENIX, INC.

3. COLLABORATION AND LICENSE AGREEMENTS -- (CONTINUED) make additional payments to Abgenix upon completion of certain research milestones. Additionally, Pfizer has an option to expand the research collaboration. The agreement expires in December 1999.

     Concurrent with the execution of the research collaboration agreement, Pfizer and Abgenix entered into a license and royalty agreement that grants Pfizer the option to acquire an exclusive, worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If Pfizer chooses to exercise its option to expand the research collaboration, Abgenix could receive potential license fees and milestone payments of up to approximately $8,000,000 per antigen upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pfizer will be responsible for manufacturing, product development and marketing of any products developed through this collaboration.

     In January 1998, the Company also entered into a stock purchase agreement with Pfizer to purchase 160,000 shares of the Company's Series C redeemable convertible preferred stock at $8.00 per share. The holder of each share of Series C redeemable convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock for which each share can be converted into and is convertible, at the option of the holder, into one share of common stock, subject to certain antidilution adjustments. Conversion is automatic upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 at a per share price of $11.00 and an aggregate offering price of not less than $15,000,000. The holders of Series A and Series B preferred stock have priority over the holders of Series C preferred stock in any dividends declared and in liquidation preferences in the event of a winding up of the Company. The liquidation preference for Series C preferred stock is $8.00 per share. Noncumulative dividends on Series C preferred stock are payable at a rate of $0.64 per share per annum out of available earnings if and when declared by the board of directors.

  Research Collaboration with Schering-Plough

     In January 1998, Abgenix established a research collaboration with Schering-Plough Research Institute ("Schering-Plough"). In connection with the execution of the agreement, Schering-Plough paid the Company a fee upon signing and will be obligated to make additional payments to Abgenix upon completion of the research.

     In addition, the agreement provides Schering-Plough with an option, for a limited time, to enter into a research, option and license agreement that provides Schering-Plough an option to obtain with an exclusive worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If the option is exercised, the research, option and license agreement may provide Abgenix with up to approximately $8,000,000 in additional research fees and milestone payments upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Schering-Plough.

4. AVAILABLE-FOR-SALE SECURITIES

     All of the Company's available-for-sale securities consist of commercial paper and U.S. government obligations and are classified as short-term investments. All investments mature within one year.

                                 ABGENIX, INC.

4. AVAILABLE-FOR-SALE SECURITIES -- (CONTINUED)
These investments are carried at market, which approximates cost. There were no significant unrealized gains or losses related to these investments.

     The following is a summary of available-for-sale securities at fair value, which approximates amortized cost:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
                                                             (IN THOUSANDS)
Commercial paper.......................................    $10,093    $12,038
U.S. government obligations............................         --      2,881
                                                           -------    -------
Total..................................................    $10,093    $14,919
                                                           =======    =======

     Included in cash and cash equivalents at December 31, 1996 and 1997 are available-for-sale securities of $7,111,000 and $4,215,000, respectively. Included in short-term investments at December 31, 1996 and 1997 are available-for-sale securities of $2,982,000 and $10,704,000, respectively. At December 31, 1997, the average remaining maturity of the portfolio is less than 12 months.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
                                                             (IN THOUSANDS)
Furniture, machinery and equipment.....................    $   611    $ 2,188
Leasehold improvements.................................      3,037      4,503
                                                           -------    -------
                                                             3,648      6,691
Less accumulated depreciation and amortization.........         --       (915)
                                                           -------    -------
                                                           $ 3,648    $ 5,776
                                                           =======    =======

     The Company did not record any depreciation on assets in 1996 as such assets were all purchased in the last month of the year. Property and equipment financed under capital leases was $1,968,000 at December 31, 1997. Accumulated amortization related to this equipment totaled $383,000 at December 31, 1997.

6. COMMITMENTS

  Long-Term Note Payable to Cell Genesys

     In July 1996, the Company issued a $4,000,000 Convertible Promissory Note (the "Note") to Cell Genesys which the Company could draw against in order to pay for services provided by Cell Genesys. As of December 31, 1996, the Company had drawn $1,757,000 against the Note. Interest accrued at the rate of 6.82% per annum on the outstanding principal until July 15, 1997, whereupon the accrued interest was added to the outstanding principal of the Note. The entire principal and accrued interest amount was due on or before July 14, 2000. In December 1997, the Company had drawn $4,000,000 against the Note and Cell Genesys exercised its option to convert the Note into 666,667 shares of Series A convertible preferred stock at a conversion price of $6.00 per share.

                                 ABGENIX, INC.

6. COMMITMENTS -- (CONTINUED)
  Short-Term Payable to Cell Genesys

     Until June 30, 1997, the Company reimbursed Cell Genesys for payments made to third parties on behalf of the Company. At December 31, 1997 and March 31, 1998, the Company owed $212,000 and $68,000 to Cell Genesys for this reimbursement.

  Loan

     On January 24, 1997, the Company secured a loan with a bank in the amount of $4,300,000 in order to finance tenant improvements on its facility in Fremont, California. The loan matures in January 2001 and bears an annual interest rate of prime plus 1.0% (9.5% for the year ended December 31, 1997). The loan is guaranteed by Cell Genesys until the Company completes an initial public offering of its common stock which raises net proceeds of at least $20,000,000, and the loan is secured by substantially all tangible and intangible assets of the Company.

  Capital Lease

     On March 28, 1997, the Company entered into a lease agreement with a financing company under which the Company may finance up to $3,000,000 of its laboratory and office equipment. The lease term is 48 months and is guaranteed by Cell Genesys until the Company completes its initial public offering of its common stock which raises net proceeds of at least $20,000,000.

     Future principal payments under the loan and minimum payments under the capital lease are as follows:

                                                         CAPITAL     TOTAL
                                               LOAN       LEASE     PAYMENTS
                                              -------    -------    --------
                                                      (IN THOUSANDS)
Year ending December 31,
  1998....................................    $ 1,259    $   594    $  1,853
  1999....................................      1,259        594       1,853
  2000....................................      1,258        594       1,852
  2001....................................        105        432         537
                                              -------    -------    --------
Total.....................................      3,881      2,214       6,095
Less amount representing interest.........         --       (470)       (470)
                                              -------    -------    --------
Present value of future payments..........      3,881      1,744       5,625
Less current portion......................     (1,259)      (387)     (1,646)
                                              -------    -------    --------
Noncurrent portion........................    $ 2,622    $ 1,357    $  3,979
                                              =======    =======    ========

     The carrying value of the loan approximates fair value at December 31, 1997. The fair value of the loan was estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the Company for borrowings with similar terms and maturity.

                                 ABGENIX, INC.

6. COMMITMENTS -- (CONTINUED)
  Facility Lease

     In October 1996, the Company signed an operating lease commencing February 1, 1997, for its facilities in Fremont, California. The lease expires in January 2007, however, the Company has the option to extend the term through 2016. Future minimum payments under the noncancelable operating lease at December 31, 1997 are:

                                      (IN THOUSANDS)
Year ending December 31,
  1998..............................      $  862
  1999..............................         891
  2000..............................         923
  2001..............................         955
  2002..............................         987
  Thereafter........................       4,360
                                          ------
Total lease payments................      $8,978
                                          ======

     Rent expense was approximately $567,000 for the year ended December 31, 1997.

  Charge for Cross-License and Settlement

     On March 27, 1997, Cell Genesys announced, along with Abgenix, Xenotech and Japan Tobacco Inc., that it had signed a comprehensive patent cross-license and settlement agreement with GenPharm that resolved all related litigation and claims between the parties. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998 for $15,000,000 payable by Cell Genesys and convertible into shares of Cell Genesys common stock, currently at $8.62 per share. Of this note, $3,750,000 satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997, two patent milestones were achieved and Xenotech was obligated to pay $7,500,000 for each milestone. Xenotech paid $7,500,000 to satisfy the first milestone and has recorded a payable to GenPharm for the remaining $7,500,000. The Company has recorded a liability of $3,750,000 in its balance sheet representing its share of the Xenotech obligation since the joint venture partners are equally obligated to fund the cash requirements of Xenotech. The payable is due on or before November 1998. No additional payments will accrue under this agreement.

     The Company has recognized as a non-recurring charge for cross-license and settlement, a total of $22,500,000 ($15,000,000 through March 31, 1997). The full amount of the cross-license and settlement costs has been recognized in the Company's statement of operations for the year ended December 31, 1997 because the Company has determined that the technology rights obtained do not have alternative future uses in research and development projects or otherwise.

     Pursuant to Staff Accounting Bulletin 55, Cell Genesys allocated its portion of the settlement obligation, $11,250,000, to Abgenix since the related technology was contributed upon formation of Abgenix. The $15,000,000 note issued by Cell Genesys was recorded as a capital contribution by Abgenix. In accordance with the joint venture agreement, Abgenix has also recorded an expense of $11,250,000 representing 50% of the Xenotech expense.

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY

  Redeemable Convertible Preferred Stock

     In December 1997, the Company created a new series of preferred stock, designated as Series A redeemable convertible preferred stock and converted each outstanding share of Series A senior and Series 1 subordinated convertible preferred stock, par value of $0.0001 per share, into one share of Series A redeemable convertible preferred stock, par value of $0.0001 per share. No value was attributed to the conversion as the preferred stock rights given up substantially equalled the new rights received. The financial statements as presented reflect only the Series A redeemable convertible preferred stock as if converted at the date of original issuance.

     The following table describes information with respect to the various series of redeemable convertible preferred stock as of March 31, 1998:

                                                                            LIQUIDATION
                                                SHARES       ISSUANCE     PREFERENCES AND    DIVIDEND
                                   SHARES     ISSUED AND       PRICE      REDEMPTION PRICE     RATE
                                 DESIGNATED   OUTSTANDING    PER SHARE       PER SHARE       PER SHARE
                                 ----------   -----------   -----------   ----------------   ---------
Series A......................   5,396,667     4,416,667    $2.71-$6.00        $6.00           $0.48
Series B......................   3,385,000     3,267,685       $6.50           $6.50           $0.52
Series C......................     160,000       160,000       $8.00           $8.00           $0.64
                                 ---------     ---------
                                 8,941,667     7,844,352
                                 =========     =========

     Each share of preferred stock is entitled to voting rights equivalent to the number of shares of common stock for which each share can be converted into and is convertible, at the option of the holder, into one share of common stock, subject to certain antidilution adjustments. Conversion is automatic upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 at a per share price of not less than $11.00 and an aggregate offering price of not less than $15,000,000.

     Preferred stockholders have certain rights of first refusal which allow them to participate ratably in any future issuances of stock to maintain their original ownership percentages. This right terminates upon a public offering. Noncumulative dividends on the preferred stock are payable at the above stated rates per share out of available earnings if and when declared by the board of directors.

     The holders of Series B preferred stock shall have priority over the holders of Series A preferred stock and Series A preferred stock over Series C preferred stock in liquidation preferences in the event of a winding up of the Company.

     After the fourth anniversary of the respective first issuance of Series B preferred stock (in the case of holders of Series A and Series B preferred stock) and Series C preferred stock (in the case of holders of Series C preferred stock), the preferred stockholders have the right to redeem all or part of their preferred shares if, and only if, at least a majority of the preferred stockholders entitled to redemption agree in writing. The redemption price is initially set at the liquidation preference per share and is adjusted upon the occurrence of certain events.

  Warrants

     In connection with the loan guaranteed by Cell Genesys in January 1997, the Company issued a warrant to purchase 71,667 shares of Series A redeemable convertible preferred stock at an exercise price of $6.00 per share to Cell Genesys. The warrants are exercisable immediately and expire three years from issuance. Should all of the Company's preferred stock be redeemed or converted into

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY -- (CONTINUED)
common stock, then the warrant becomes exercisable for the number of shares of common stock as if the warrant had been exercised in full for preferred stock.

     In connection with the loan guaranteed by Cell Genesys in March 1997, the Company issued a second warrant to purchase 50,000 shares of convertible preferred stock at an exercise price of $6.00 per share to Cell Genesys. The terms for exercise and expiration are the same as the January 1997 warrants.

     The fair value of the above warrants was insignificant for accounting purposes.

  1996 Incentive Stock Plan

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The 1996 Incentive Stock Plan (the "Plan") provides for the granting of options to purchase common stock to employees, outside directors and consultants of the Company. Stock purchase rights are granted only to employees or consultants. The Company grants shares of common stock for issuance under the Plan at no less than the fair value of the stock (85% of fair value for nonqualified options and stock purchase rights). Options granted under the Plan generally have a term of ten years and vest over four years at the rate of 25% one year from the grant date and 1/48 monthly thereafter.

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY -- (CONTINUED)
     Information with respect to the Plan activity is as follows:

                                                                     WEIGHTED-
                                          SHARES      NUMBER OF       AVERAGE
                                        AVAILABLE      SHARES      EXERCISE PRICE
                                        ----------    ---------    --------------
Authorized at inception.............     1,600,000           --           --
  Options granted below fair
     value..........................    (1,185,100)   1,185,100        $0.60
  Options exercised.................            --       (1,192)       $0.60
  Options canceled..................        15,025      (15,025)       $0.60
                                        ----------    ---------        -----
Balances at December 31, 1996.......       429,925    1,168,883        $0.60
  Authorized........................       791,250           --           --
  Options granted below fair
     value..........................      (676,644)     676,644        $2.36
  Options exercised.................            --     (232,350)       $1.51
  Options canceled..................       104,751     (104,751)       $1.14
                                        ----------    ---------        -----
Balances at December 31, 1997.......       649,282    1,508,426        $1.24
  Authorized (unaudited)............            --           --           --
  Options granted below fair value
     (unaudited)....................      (260,175)     260,175        $6.00
  Options exercised (unaudited).....            --      (59,618)       $0.69
  Options canceled (unaudited)......         6,079       (6,079)       $3.84
                                        ----------    ---------        -----
Balances at March 31, 1998..........       395,186    1,702,904        $1.98
                                        ==========    =========        =====

     Exercise prices for options outstanding as of December 31, 1997 ranged from $0.60 to $5.00. The following table summarizes information about options outstanding at December 31, 1997:

                                           OUTSTANDING OPTIONS
                               -------------------------------------------
                                                                 NUMBER
                                               REMAINING           OF
         EXERCISE              NUMBER OF      CONTRACTUAL        OPTIONS
          PRICES                OPTIONS     LIFE, IN YEARS     EXERCISABLE
         --------              ---------    ---------------    -----------
$0.60......................    1,089,619         8.64            257,697
$1.00......................        3,800         9.32                 --
$2.50......................      315,416         9.34             19,921
$4.00......................       74,800         9.65              5,817
$5.00......................       24,800         9.95                 --
                               ---------                         -------
                               1,508,426                         283,435
                               =========                         =======

     From inception to December 31, 1997, options to purchase a total of 1,861,744 shares of common stock were granted at prices ranging from $0.60 to $5.00 per share. Deferred compensation of $1,776,000 was recorded for these option grants based on the deemed fair value of common stock (ranging from $1.20 to $6.50 per share). The Company amortized $528,000 of this balance during the year ended December 31, 1997. In the first quarter of 1998, the Company granted options to purchase 260,175 shares of common stock at $6.00 per share for which deferred compensation of approximately $520,000 was recorded based on the deemed fair value of common stock at $8.00 per share.

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY -- (CONTINUED)
  Pro Forma Information

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996 and 1997, respectively: risk-free interest rate of 6.65% and 6.46%; no dividend yield in 1996 or 1997; volatility factor of 0.68 and 0.67; and an expected life of the option of five years in 1996 and 1997. These same assumptions were applied in the determination of the option values related to stock options granted to non-employees, which value has been recorded in the financial statements.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The weighted-average fair value of options granted during the years ended December 31, 1996 and 1997 were $0.87 and $3.00 per share (all options were granted at exercise prices below the deemed fair value of the underlying common stock). The following table illustrates what net loss would have been had the Company accounted for its stock-based awards under the provisions of SFAS 123. Pro forma amounts may not be representative of future years.

                                                           1996        1997
                                                          -------    --------
                                                            (IN THOUSANDS,
                                                           EXCEPT PER SHARE
                                                               AMOUNTS)
Net loss:
  As reported.........................................    $(7,100)   $(35,880)
                                                          -------    --------
  Pro forma...........................................    $(7,190)   $(36,103)
                                                          -------    --------
Net loss per share:
  As reported.........................................    $ (1.89)   $  (9.22)
                                                          -------    --------
  Pro forma...........................................    $ (1.92)   $  (9.27)
                                                          -------    --------

  Stock Plans

     In March 1998, the board of directors adopted the 1998 Employee Stock Purchase Plan, the 1998 Director Option Plan and approved the amended and restated 1996 Incentive Stock Plan, subject to stockholder approval. An additional 500,000 shares of common stock have been reserved for issuance under the amended and restated 1996 Incentive Stock Plan and 250,000 shares of common stock have been reserved under both the 1998 Employee Stock Purchase Plan and the 1998 Director Option Plan.

 8. OTHER RELATED PARTY TRANSACTIONS

     Through July 31, 1997, pursuant to the terms of the Service Agreement with Cell Genesys, Cell Genesys provided Abgenix certain administrative services. In addition, beginning July 15, 1996, the Company leased equipment from Cell Genesys on a month-to-month basis pursuant to the Stock Purchase and Transfer Agreement. Total fees incurred under the Services Agreement and the Stock

                                 ABGENIX, INC.

 8. OTHER RELATED PARTY TRANSACTIONS (CONTINUED)
Purchase and Transfer Agreement were approximately $1,816,000, $825,000 and $107,000 in 1996, 1997, and the three months ended March 31, 1998, respectively. The Company chose to draw down on its Promissory Note with Cell Genesys in order to pay for the fees incurred through December 1997. In December 1997, the entire principal amount of the Promissory Note was converted into preferred stock.

     In addition, the Company had an agreement with Cell Genesys under which the Company provided immunization services as requested by Cell Genesys. Under this agreement, the Company recognized revenue of $100,375 and $111,000 in 1996 and 1997, respectively.

     On December 31, 1996, the Company purchased Xenotech's remaining laboratory equipment. The Company paid $154,360, which approximated net book value at the time of purchase.

     In July 1996, the Company assumed from Cell Genesys a $100,000 loan issued to a Director and officer. The loan did not bear interest and was evidenced by a promissory note secured by the common stock of Cell Genesys owned by the Director and officer. The note was repaid in September 1997.

     In May 1997, the Company granted a 10-year loan for $100,000 to an officer of the Company. Interest is accrued per annum at 6.6% beginning May 2002. The loan is payable in five equal installments beginning June 2003.

     On February 27, 1998, the Chief Financial Officer and the Company entered into a Relocation Loan Agreement pursuant to which Abgenix loaned $100,000 to the Chief Financial Officer in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until June 30, 2003.

 9. INITIAL PUBLIC OFFERING

     In March 1998, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting Abgenix to sell shares of its common stock to the public. If the offering is consummated under the terms presently anticipated, all of the currently outstanding preferred stock will automatically convert into 7,844,352 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the conversion of the preferred stock is set forth in the accompanying balance sheets.

10. INCOME TAXES

     As of December 31, 1997, the Company had federal net operating loss carryforwards of approximately $15,400,000. The Company also had federal research and development tax credit carryforwards of approximately $220,000 as of December 31, 1997. The Company's net operating loss carryforwards exclude losses incurred prior to the organization of Abgenix in July 1996. Further, the amounts associated with the cross-license and settlement have been expensed for financial statement accounting purposes and have been capitalized and will be amortized over a period of approximately fifteen years for tax purposes. The net operating loss and credit carryforwards will expire in the years 2011 through 2012, if not utilized.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                 ABGENIX, INC.

     Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                             DECEMBER 31,
                                                           -----------------
                                                           1996       1997
                                                           -----    --------
                                                            (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.....................    $ 700    $  5,400
  Research credit carryforwards........................      100         400
  Capitalized research and development.................      100         200
  Capitalized cross-license and settlement.............       --       8,000
  Other, net...........................................       --         400
                                                           -----    --------
Net deferred tax assets................................      900      14,400
Valuation allowance....................................     (900)    (14,400)
                                                           -----    --------
          Total........................................    $  --    $     --
                                                           =====    ========

     The net valuation allowance increased by $900,000 during the year ended December 31, 1996. Deferred tax assets relate primarily to net operating loss carryforwards and to the capitalization of the cross-license and settlement agreement.

11. SUBSEQUENT EVENT (UNAUDITED)

     Research License and Option Agreement with Genentech

     In April 1998, Abgenix established a research collaboration with Genentech to develop antibody products for an undisclosed antigen designated by Genentech in the field of growth factor modulation. Under the research license and option agreement, Abgenix will allow Genentech to use XenoMouse technology to generate fully human antibodies to the antigen target. Genentech is obligated to make payments to Abgenix for performance of research activities.

     In addition, the agreement provides Genentech with an option, for a limited time, to enter into a product license agreement that provides Genentech with an exclusive worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If the option is exercised, the product license agreement specifies license fee and milestone payments to be made upon completion of certain milestones, including clinical trials and receipt of regulatory approvals. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Genentech. Genentech will be responsible for manufacturing, product development and marketing of any product developed through the collaboration.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Xenotech, L.P.

     We have audited the accompanying balance sheets of Xenotech, L.P. (a development stage enterprise) as of December 31, 1996 and 1997, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1997 and for the period from inception (June 12, 1991) to December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xenotech, L.P. (a development stage enterprise) at December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the three years ended December 31, 1997 and for the period from inception (June 12, 1991) to December 31, 1997, in conformity with generally accepted accounting principles.

                                                           /S/ ERNST & YOUNG LLP

Palo Alto, California
January 23, 1998

                                 XENOTECH, L.P.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                DECEMBER 31,
                                                            --------------------     MARCH 31,
                                                              1996        1997         1998
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
ASSETS
Cash....................................................    $    292    $     58     $     52
Short-term investments..................................          --       3,750        3,798
Prepaid expenses and other current assets...............         200          11           10
Receivable from partner.................................          --       3,750        3,783
                                                            --------    --------     --------
Total current assets....................................    $    492    $  7,569     $  7,643
                                                            ========    ========     ========
LIABILITIES AND PARTNERS' CAPITAL
Accrued liabilities.....................................    $     59    $     56     $     66
Payable related to cross-license and settlement
  agreement.............................................          --       7,500        7,500
                                                            --------    --------     --------
Total current liabilities...............................          59       7,556        7,566
Partners' capital:
  Paid-in capital.......................................      36,486      60,746       61,045
  Deficit accumulated during the development stage......     (36,053)    (60,733)     (60,968)
                                                            --------    --------     --------
Total partners' capital.................................         433          13           77
                                                            --------    --------     --------
Total liabilities and partners' capital.................    $    492    $  7,569     $  7,643
                                                            ========    ========     ========

                            See accompanying notes.

                                 XENOTECH, L.P.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                                    PERIOD FROM
                                                                            THREE MONTHS ENDED       INCEPTION
                                               YEAR ENDED DECEMBER 31,           MARCH 31,        (JUNE 12, 1991)
                                             ----------------------------   -------------------    TO MARCH 31,
                                              1995      1996       1997       1997       1998          1998
                                             -------   -------   --------   --------   --------   ---------------
                                                                                (UNAUDITED)         (UNAUDITED)
Research and license revenues from
  partners.................................  $ 4,747   $ 1,912   $    272   $     25   $    210      $ 10,514
Expenses:
  Research and development.................   11,270     8,240      2,396        215        438        47,547
  General and administrative...............      656       307         98         15          7         1,646
  Cross-license and settlement expense.....       --        --     22,470      7,470         --        22,470
                                             -------   -------   --------   --------   --------      --------
Total expenses.............................   11,926     8,547     24,964      7,700        445        71,663
Interest income............................       50        21         12          3         --           181
                                             -------   -------   --------   --------   --------      --------
Net loss...................................  $(7,129)  $(6,614)  $(24,680)  $ (7,672)  $   (235)     $(60,968)
                                             =======   =======   ========   ========   ========      ========

                            See accompanying notes.

                                 XENOTECH, L.P.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         STATEMENT OF PARTNERS' CAPITAL

                                                               LIMITED PARTNERS               TOTAL
                                           GENERAL    ----------------------------------    PARTNERS'
                                           PARTNER    JAPAN TOBACCO INC.      ABGENIX        CAPITAL
                                           -------    ------------------    ------------    ---------
  Capital contributed at inception.......   $  60          $  4,750           $     --      $  4,810
  Capital distribution of interest
     income..............................      --                --                (34)          (34)
  Net loss...............................     (47)           (4,705)                32        (4,720)
                                            -----          --------           --------      --------
Balance at December 31, 1991.............      13                45                 (2)           56
  Capital contribution...................     130             5,500                 --         5,630
  Capital distribution of interest
     income..............................      --                --                 (1)           (1)
  Net loss...............................     (55)           (5,481)                 4        (5,532)
                                            -----          --------           --------      --------
Balance at December 31, 1992.............      88                64                  1           153
  Capital contribution...................      12             6,800                700         7,512
  Net loss...............................     (75)           (6,770)              (607)       (7,452)
                                            -----          --------           --------      --------
Balance at December 31, 1993.............      25                94                 94           213
  Capital contribution...................      40             5,000                 --         5,040
  Net loss...............................     (47)           (4,780)               220        (4,607)
                                            -----          --------           --------      --------
Balance at December 31, 1994.............      18               314                314           646
  Capital contribution...................      72             4,833              2,333         7,238
  Net loss...............................     (71)           (4,779)            (2,279)       (7,129)
                                            -----          --------           --------      --------
Balance at December 31, 1995.............      19               368                368           755
  Capital contribution...................      63             3,114              3,115         6,292
  Net loss...............................     (66)           (3,274)            (3,274)       (6,614)
                                            -----          --------           --------      --------
Balance at December 31, 1996.............      16               208                209           433
  Capital contribution...................     230            12,015             12,015        24,260
  Net loss...............................    (246)          (12,217)           (12,217)      (24,680)
                                            -----          --------           --------      --------
Balance at December 31, 1997.............      --                 6                  7            13
  Capital contribution (unaudited).......       2               149                148           299
  Net loss (unaudited)...................      (2)             (117)              (116)         (235)
                                            -----          --------           --------      --------
Balance at March 31, 1998 (unaudited)....   $  --          $     38           $     39      $     77
                                            =====          ========           ========      ========

                            See accompanying notes.

                                 XENOTECH, L.P.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                    PERIOD
                                                                                                     FROM
                                                                                                   INCEPTION
                                                                           THREE MONTHS ENDED      (JUNE 12,
                                       YEAR ENDED DECEMBER 31,                 MARCH 31,           1991) TO
                                --------------------------------------    --------------------     MARCH 31,
                                  1995       1996           1997            1997        1998         1998
                                --------    -------    ---------------    --------    --------    -----------
                                                                              (UNAUDITED)         (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss....................    $ (7,129)   $(6,614)      $(24,680)       $ (7,672)   $   (235)     $(60,968)
Adjustments to reconcile net
  loss to net cash used by
  operating activities:
  Charge for cross-license
    and settlement..........          --         --          3,735              --          --         3,735
  Depreciation and
    amortization expense....          71         74              8               8          --           170
Changes in certain assets
  and liabilities:
  Decrease (increase) in
    prepaid and other
    current assets..........        (109)       108            181             156           1           145
  Decrease (increase) in
    receivable from
    partner.................         (30)        30             --              --         (33)          (33)
  Increase (decrease) in
    accrued liabilities.....         292       (298)            (3)            (35)         10            65
  Decrease in deferred
    revenue.................      (1,650)      (250)            --              --          --            --
  Increase in payable for
    cross-license and
    settlement..............          --         --          7,500           7,470          --         7,500
                                --------    -------       --------        --------    --------      --------
Net cash used in operating
  activities................      (8,555)    (6,950)       (13,259)            (73)       (256)      (49,386)
                                --------    -------       --------        --------    --------      --------

CASH USED BY INVESTING
  ACTIVITIES
Capital expenditures........         (62)        --             --              --          --          (325)
Purchases of short-term
  investments...............          --         --         (3,750)             --         (48)       (3,798)
                                --------    -------       --------        --------    --------      --------
Net cash used by investing
  activities................         (62)        --         (3,750)             --         (48)       (4,123)

CASH FLOWS FROM FINANCING
  ACTIVITIES
Capital contributions.......       7,237      6,292         16,775             198         299        53,561
                                --------    -------       --------        --------    --------      --------
NET INCREASE (DECREASE) IN
  CASH......................      (1,380)      (658)          (234)            125          (6)           52
CASH AT BEGINNING OF
  PERIOD....................       2,330        950            292             292          58            --
                                --------    -------       --------        --------    --------      --------
CASH AT END OF PERIOD.......    $    950    $   292       $     58        $    417    $     52      $     52
                                ========    =======       ========        ========    ========      ========

                            See accompanying notes.

                                 XENOTECH, L.P.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Xenotech, L.P., a California limited partnership and a development stage enterprise (the "Partnership"), was organized on June 12, 1991 pursuant to a Limited Partnership Agreement between Xenotech, Inc. (the "General Partner"), Cell Genesys, Inc. ("Cell Genesys") and JT Immunotech USA, Inc., the predecessor company of JT America, Inc. and a medical subsidiary of Japan Tobacco, Inc. ("JT America"), (the "Limited Partners"), to develop genetically modified strains of mice which can produce human monoclonal antibodies, and to commercialize products generated therefrom. On July 15, 1996, Cell Genesys transferred its partnership interest to its subsidiary, Abgenix Inc. ("Abgenix").

     The General Partner must make cash contributions as necessary to maintain a minimum capital balance of 1% of the total positive capital account balances for the Partnership. Since July 1995, net losses are allocated 49.5% to Abgenix, 49.5% to JT America and 1% to the General Partner. Prior to July 1995, operating expenses were allocated 99% to JT America and 1% to the General Partner until JT America had been allocated, on a cumulative basis, partnership losses and deductions in an amount equal to the sum of JT America's total research support capital contributions and 50% of JT America's initial capital contribution. Since 1992, interest income has been allocated 49.5% to Abgenix, 49.5% to JT America and 1% to the General Partner. No allocation of expenses and losses shall create a deficit in the Limited Partners' capital accounts. Such item, to the extent it would increase or create such a deficit, shall be allocated 100% to the General Partner. Cash distributions are generally to be made in accordance with the percentage interests.

     See related discussion in Note 3 -- Related Party Transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     Research revenues from partners or their affiliates are recorded when earned as defined under the terms of the respective collaboration agreements. Payments received in advance under these agreements are recorded as deferred revenue until earned (see Notes 3 and 4).

  Depreciation

     The Partnership depreciates equipment using the straight-line method over the estimated useful lives of the assets, generally four years.

  Income Taxes

     The financial statements include no provision for income taxes as Partnership income or loss is reported in the Partners' separate income tax returns.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Interim Financial Information

     The financial information at March 31, 1998 and for the three months ended March 31, 1997 and 1998 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Partnership considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three months ended

                                 XENOTECH, L.P.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

March 31, 1998 are not necessarily indicative of results for any other interim period or for the entire year.

3. RELATED PARTY TRANSACTIONS

     Abgenix provides contract research and development services to the Partnership to develop genetically modified strains of mice which can produce human monoclonal antibodies pursuant to a collaboration agreement under which Abgenix receives certain minimum payments. During the years ended 1995, 1996 and 1997 and the quarters ended March 31, 1997 and 1998, the Partnership paid Abgenix $5,300,000, $1,200,000, $2,300,000, $196,000 and $400,000, respectively
($41,600,000 for the period from inception to March 31, 1998) to perform research.

     In January 1994, the Partnership, Abgenix and JT America executed an agreement creating the Xenotech Division within Abgenix to conduct ongoing preclinical research of human monoclonal antibodies derived from the genetically modified strains of mice. Abgenix and Japan Tobacco Inc. ("JT"), the indirect parent company of JT America, are providing significant funding to the Partnership for research funding and in consideration of the Partnership granting marketing rights for specified products in certain territories to Abgenix and JT (see Note 4). The Partnership reimbursed Abgenix for the costs of the operation of the Xenotech Division. During 1995 and 1996, the Partnership recognized expenses of $5,500,000 and $5,500,000, respectively ($13,300,000 for the period from inception to December 31, 1997) which were paid to Abgenix for the costs of operating the Xenotech Division.

     Pursuant to an agreement dated June 28, 1996, the Xenotech Division was terminated as of December 31, 1996. In conjunction with this agreement, Xenotech paid Abgenix $1,200,000 to satisfy Xenotech's obligations under the Xenotech Division Research Agreement. In addition, Abgenix purchased Xenotech's capital equipment at net book value, and was assigned Xenotech's note receivable, which was reflected as a reduction of capital contributions.

4. RESEARCH REVENUES

     The Partnership recorded research and license revenues of $4,700,000, $1,900,000 and $272,000 for the years ended December 31, 1995, 1996 and 1997, respectively. For the quarters ended March 31, 1997 and 1998 the amount recorded was $25,000 and $210,000, respectively. The research revenues were derived from research payments made by JT and Abgenix. Of research payments made by JT and Abgenix, $250,000 was deferred revenue at December 31, 1995.

5. CROSS-LICENSE AND SETTLEMENT AGREEMENT

     On March 27, 1997, Cell Genesys announced, along with Abgenix, Xenotech and Japan Tobacco, that it had signed a comprehensive patent cross-license and settlement agreement with GenPharm, International, Inc., a subsidiary of Medarex, Inc. ("GenPharm") that resolved all related litigation and claims between the parties. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998 for $15,000,000 payable by Cell Genesys and convertible into shares of Cell Genesys common stock, currently at $8.62 per share. Of this note, $3,750,000 satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997, two patent milestones were achieved and Xenotech was obligated to pay $7,500,000 for each milestone. Xenotech paid $7,500,000 to satisfy the first milestone and has recorded a payable to GenPharm for the remaining $7,500,000. The payable is due on or before November 1998. No additional payments will accrue under this agreement. Xenotech has recognized as a non-recurring charge for cross-license and settlement, a total of $22,500,000.

                                   [ARTWORK]

ABX-CBL is an antibody in clinical trials for the treatment of Graft Versus Host Disease (GVHD). ABX-CBL selectively destroys activated immune cells that are involved in GVHD by binding to the CBL antigen. Abgenix believes that ABX-CBL has the ability to destroy activated immune cells without adversely affecting the entire immune system.

--------------------------------------------------------------------------------


   All of the Company's product candidates are at early stages of research and development and have not been approved for sale in the United States by the United States Food and Drug Administration ("FDA"), and therefore, no sales have been generated. Approval of the Company's product candidates by the FDA or corresponding European regulatory authorities could take several years and there can be no assurance that such approval will ever be obtained. See "Risk Factors -- Uncertainty Associated with XenoMouse Technology," "-- No Assurance of Successful Product Development" and
   "-- Uncertainties Related to Clinical Trials."

--------------------------------------------------------------------------------

                                   APPENDIX



                            DESCRIPTION OF GRAPHICS

INSIDE FRONT COVER:

HEADER     "XenoMouse Technology"

SUBHEADER 1:   "XenoMouse has reached the goal of eliminating mouse protein from antibody therapeutics"

        This diagram depicts four Y-shaped figures, extending horizontally across the page, which represent antibodies produced by four alternate methods. From left to right, the figures are labeled "Ordinary Mouse," "Chimeric," "Humanized" and "XenoMouse," with arrows connecting the labels. A legend indicates that the color green represents mouse protein, while the color yellow represents human protein. The left-most Y-shaped figure is entirely green and is labeled "100% Mouse Protein." The next figure from the left is yellow with a thick green stripe on each upper arm of the "Y" and is labeled "34% mouse protein." The following figure from the left is yellow with three small green stripes on each upper arm of the "Y" and is labeled "10% mouse protein." The right-most figure is completely yellow and is labeled "Human."

SUBHEADER 2:    "XenoMouse Enables Faster Product Development"

        This diagram contains three horizontal, segmented arrows that present comparative timelines of the stages preceeding clinical trials of three approaches to antibody production. A legend below the timelines indicates that the color red represents the "Antibody Generation" period, green represents the "Antibody Engineering" period, blue represents the "Cell Line Development" period, and purple represents the "Manufacturing Scale-up" period.

        From top to bottom, the three timelines are:

        1. The "XenoMouse" timeline has a 3-month red segment followed by a 12-month purple segment;

        2. The "Humanization" timeline has a 3-month red segment, a 6-month green segment, a 6-month blue segment and a 12-month purple segment; and

        3. The "Phage Display" timeline has a 1-month red period, a 12-month green period, a 6-month blue period and a 12-month purple period.

        A column on the right side of the timelines labeled "Approximate Time to Clinical Trials" indicates that the total XenoMouse period is 15 months, the total Humanization period is 27 months, and the total Phage Display period is 31 months.

PAGE 29:

HEADER:         "Structure of an Antibody"

        This illustration shows a Y-shaped antibody structure composed of two "Heavy Chains" and two "Light Chains." The heavy chains form the base and branches of the "Y," while the shorter light chains only run parallel to the arms of the "Y." A legend indicates that shaded areas represent "Constant Domain," and unshaded areas represent "Variable Domain." The top halves of the light chains are unshaded, while the remainder is shaded. The upper tips of the heavy chains are unshaded, while the remainer is shaded.

PAGE 29:

HEADER:         "Source of Antibody Diversity"

        Four gene segments, represented by numerically labeled squares within rectangles, are labeled "DNA before recombination (heavy chain)." One arrow from a particular section of each of the four segments points toward a combined segment and demonstrates how recombination produces an antibody gene. The "Antibody gene produced by recombination" is represented by a rectangle containing four numerically labeled squares. An arrow leads from this antibody gene to a Y-shaped antibody, labeled "Antibody produced by gene."

PAGE 31:

        This diagram depicts four Y-shaped figures, extending horizontally across the page, which represent antibodies produced by four alternate methods. From left to right, the figures are labeled "Ordinary Mouse," "Chimeric," "Humanized" and "XenoMouse," with arrows connecting the labels. A legend indicates that shaded areas represent mouse protein while unshaded areas represent human protein. The left-most Y-shaped figure is entirely shaded and below is labeled "100% Mouse Protein." The next figure from the left is unshaded with a thick shaded stripe on each upper arm of the "Y" and below is labeled "34% mouse protein." The following figure from the left is unshaded with three small shaded stripes on each upper arm of the "Y" and below is labeled "10% mouse protein." The right-most figure is completely unshaded and below is labeled "Human."

INSIDE BACK COVER:

SUBHEADER 1:    "Grafted Immune Cells Attack the Patient (Host)"

        A cell labeled "Activated Graft T-Cell" is shown attaching itself to a cell labeled "Host Cell," resulting in a damaged Host Cell. Nearby, a cell labeled "Non-Activated Graft T-Cell" is shown interacting with nothing.

SUBHEADER 2:    "ABX-CBL Selectively Destroys Immune Cells Involved in GVHD"

        Antibodies, represented by Y-shaped figures, are shown attacking a cell in a process labeled "Activated Graft T-Cell Killed." In the diagram, the antibodies do not attack another cell, which is next to the caption "Nonactivated Graft T-Cell Not Killed." Nearby, a cell labeled "Host Cell" is shown undamaged.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and sales of the Common Stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC Registration Fee........................................   $ 12,213
NASD Filing Fee.............................................      4,640
The Nasdaq National Market Listing Fee......................     82,000
Blue Sky Qualification Fees and Expenses....................     10,000
Printing and Engraving Expenses.............................    130,000
Legal Fees and Expenses.....................................    350,000
Accounting Fees and Expenses................................    150,000
Transfer Agent and Registrar Fees and Expenses..............     10,000
Miscellaneous Expenses......................................      1,147
                                                               --------
     TOTAL..................................................   $750,000
                                                               ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Amended and Restated Certificate of Incorporation to be filed upon the closing of the offering to which this Registration Statement relates (Exhibit 3.3 hereto) and the Registrant's Bylaws (Exhibit 3.4 hereto) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and executive officers that will require the Registrant among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent not prohibited by Delaware law. The Company has also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Act.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, and its directors and officers for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) Since the Company's incorporation (June 24, 1996), the Registrant has issued and sold the following unregistered securities:

          (1) On July 15, 1996, the Registrant issued 1,691,667 shares of Series A Senior Convertible Preferred Stock to Cell Genesys in exchange for $10 million.

          (2) On July 15, 1996, the Registrant issued 2,058,333 shares of Series 1 Subordinated Convertible Preferred Stock to Cell Genesys, and in exchange, Cell Genesys contributed research, development and manufacturing technology, as well as patents and other intellectual property specific to the antibody therapy programs to be pursued by the Company, including Cell Genesys's interest in its joint venture with Japan Tobacco Inc.

          (3) On July 15, 1996, the Registrant, in exchange for a loan in the principal amount of up to $4,000,000, issued a Convertible Promissory Note to Cell Genesys convertible at an exercise price per share of $6.00 into up to 666,667 shares of Series A Convertible Preferred Stock.

          (4) From July 15, 1996 to March 31, 1997, the Registrant has granted options to purchase 2,121,919 shares of Common Stock to employees, directors and consultants under the 1996 Plan at exercise prices ranging from $0.60 to $6.00 per share. Of the 2,121,919 shares granted, 1,702,904 remain outstanding, 293,160 shares of Common Stock have been purchased pursuant to exercises of stock options or stock purchase rights under the 1996 Plan and 125,855 shares have been canceled and returned to the 1996 Plan.

          (5) On January 23, 1997 and March 27, 1997, the Registrant issued two warrants to purchase an aggregate of 121,667 shares of Series A Senior Convertible Preferred Stock (convertible into 121,667 shares of Common Stock) to Cell Genesys with a weighted average exercise price per share of $6.00.

          (6) On December 23, 1997, the Registrant issued 3,267,685 shares of Series B Preferred Stock to 29 accredited or institutional purchasers at a purchase price per share of $6.50. In connection with and contemporaneous to this transaction the 1,691,667 shares of Series A Senior Convertible Preferred Stock, the 2,058,333 shares of Series 1 Subordinated Convertible Preferred Stock and the $4,000,000 Convertible Promissory Note issued to Cell Genesys, described above, were all converted into an aggregate 4,416,667 shares of Series A Convertible Preferred Stock.

          (7) On January 12, 1998, the Registrant issued 160,000 shares of Series C Preferred Stock to Pfizer at a per share purchase price of $8.00. This issuance was in connection with a collaborative arrangement entered into between the Registrant and Pfizer.

     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationship with the Company, to information about the Registrant.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits


      1.1           Form of Underwriting Agreement.
      3.1       *   Certificate of Incorporation of the Registrant, as currently in effect.
      3.2       *   Certificate of Designations of Series A Preferred Stock,
                    Series B Preferred Stock and Series C Preferred Stock.
      3.3       *   Form of Amended and Restated Certificate of Incorporation of
                    the Registrant, to be filed immediately following the
                    closing of the offering made under this Registration
                    Statement.
      3.4       *   Bylaws of the Registrant, as currently in effect '
      3.5       *   Form of Amended and Restated Bylaws of the Registrant, to be
                    adopted immediately following the closing of the offering
                    made under this Registration Statement.
      4.1       *   Specimen Common Stock Certificate.

      5.1       *   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation.
     10.1       *   Form of Indemnification Agreement between the Registrant and each of its directors and officers.
     10.2       *   1996 Incentive Stock Plan and form of agreement thereunder.
     10.3       *   1998 Employee Stock Purchase Plan and form of agreement
                    thereunder.
     10.4       *   1998 Director Option Plan and form of agreement thereunder.
     10.5       *   Warrant dated January 23, 1997 exercisable for shares of
                    Series A Preferred Stock.
     10.6       *   Warrant dated March 27, 1997 exercisable for shares of
                    Series A Preferred Stock.
    +10.7(1)        Joint Venture Agreement dated June 12, 1991 between Cell
                    Genesys and JT Immunotech USA Inc.
    +10.7A(4)       Amendment No. 1 dated January 1, 1994 to Joint Venture
                    Agreement.
    +10.7B(7)       Amendment No. 2 dated June 28, 1996 to Joint Venture
                    Agreement.
    +10.8(1)        Collaboration Agreement dated June 12, 1991 among Cell
                    Genesys, Xenotech, Inc. and JT Immunotech USA Inc.
    +10.8A(3)       Amendment No. 1 dated June 30, 1993 to Collaboration
                    Agreement.
     10.8B(11)      Amendment No. 2 dated January 1, 1994 to Collaboration
                    Agreement.
    +10.8C(5)       Amendment No. 3 dated July 1, 1995 to Collaboration
                    Agreement.
    +10.8D(7)       Amendment No. 4 dated June 28, 1996 to Collaboration
                    Agreement.
    +10.8E      *   Amendment No. 5 dated November 1997 to Collaboration
                    Agreement.
    +10.9(1)        Limited Partnership Agreement dated June 12, 1991 among Cell
                    Genesys, Xenotech, Inc. and JT Immunotech USA Inc.
    +10.9A(4)       Amendment No. 2 dated January 1, 1994 to Limited Partnership
                    Agreement.
     10.9B(6)       Amendment No. 3 dated July 1, 1995 to Limited Partnership
                    Agreement.
     10.9C(8)       Amendment No. 4 dated June 28, 1996 to Limited Partnership
                    Agreement.
     10.10(2)       Field License dated June 12, 1991 among Cell Genesys, JT
                    Immunotech USA Inc. and Xenotech, L.P.
     10.10A(8)      Amendment No. 1 dated March 22, 1996 to Field License.
     10.10B(8)      Amendment No. 2 dated June 28, 1996 to Field License.
    +10.11(1)       Expanded Field License dated June 12, 1991 among Cell
                    Genesys, JT Immunotech USA Inc. and Xenotech, L.P.
     10.11A(8)      Amendment No. 1 dated June 28, 1996 to Expanded Field
                    License.
    +10.12      *   Amended and Restated Anti-IL-8 License Agreement dated March
                    19, 1996 among Xenotech, L.P., Cell Genesys and Japan
                    Tobacco Inc.
    +10.13(7)       Master Research License and Option Agreement dated June 28,
                    1996 among Cell Genesys, Japan Tobacco Inc. and Xenotech,
                    L.P.
    +10.13A     *   Amendment No. 1 dated November 1997 to the Master Research
                    License and Option Agreement.
    +10.14      *   Stock Purchase and Transfer Agreement dated July 15, 1996 by and between Cell Genesys and the Registrant.
     10.15      *   Governance Agreement dated July 15, 1996 between Cell
                    Genesys and the Registrant.
     10.15A     *   Amendment No. 1 dated October 13, 1997 to the Governance
                    Agreement.
     10.15B     *   Amendment No. 2 dated December 22, 1997 to the Governance
                    Agreement.
     10.16      *   Tax Sharing Agreement dated July 15, 1996 between Cell
                    Genesys and the Registrant.
    +10.17      *   Gene Therapy Rights Agreement effective as of November 1,
                    1997 between the Registrant and Cell Genesys.
    +10.18      *   Patent Assignment Agreement dated July 15, 1996 by Cell
                    Genesys in favor of the Registrant.

     10.19(9)       Lease Agreement dated July 31, 1996 between John Arrillaga,
                    Trustee, or his Successor Trustee, UTA dated 7/20/77
                    (Arrillaga Family Trust) as amended, and Richard T. Peery,
                    Trustee, or his Successor Trustee, UTA dated 7/20/77
                    (Richard T. Peery Separate Property Trust) as amended, and the Registrant.
     10.20      *   Loan and Security Agreement dated January 23, 1997 between
                    Silicon Valley Bank and the Registrant.
     10.21      *   Master Lease Agreement dated March 27, 1997 between
                    Transamerica Business Credit Corporation and the Registrant.
    +10.22      *   License Agreement dated February 1, 1997 between Ronald J.
                    Billing, Ph.D. and the Registrant.
    +10.23(10)      Release and Settlement Agreement dated March 26, 1997 among
                    Cell Genesys, the Registrant, Xenotech, L.P., Japan Tobacco
                    Inc. and GenPharm International, Inc.
    +10.24(10)      Cross License Agreement effective as of March 26, 1997,
                    among Cell Genesys, the Registrant, Xenotech, L.P., Japan
                    Tobacco Inc. and GenPharm International, Inc.
    +10.25(10)      Interference Settlement Procedure Agreement, effective as of
                    March 26, 1997, among Cell Genesys, the Registrant,
                    Xenotech, L.P., Japan Tobacco Inc. and GenPharm
                    International, Inc.
    +10.26      *   Agreement dated March 26, 1997 among Xenotech, L.P.,
                    Xenotech, Inc., Cell Genesys, the Registrant, Japan Tobacco
                    Inc. and JT Immunotech USA Inc.
    +10.27      *   Collaborative Research Agreement dated December 22, 1997
                    between Pfizer, Inc. and the Registrant.
     10.28      *   Amended and Restated Stockholder Rights Agreement dated
                    January 12, 1998 among the Registrant and certain holders of the Registrant's capital stock.
    +10.29      *   Collaborative Research Agreement effective as of January 28,
                    1998 between Schering-Plough Research Institute and the
                    Registrant.
     10.30      *   Excerpts from the Minutes of a Meeting of the Board of
                    Directors of the Registrant, dated October 23, 1996.
     10.31      *   Excerpts from the Minutes of a Meeting of the Board of
                    Directors of the Registrant, dated October 22, 1997.
    +10.32      *   Exclusive Worldwide Product License dated November 1997
                    between Xenotech, L.P. and the Registrant.
    +10.33      *   Research License and Option Agreement effective as of April
                    6, 1998 between the Registrant and Genentech, Inc.
     23.1           Consent of Ernst & Young LLP, Independent Auditors.
     23.2       *   Consent of Counsel.
     24.1       *   Power of Attorney.
     27.1       *   Financial Data Schedule.


---------------

*   Previously filed.


+   Confidential treatment requested for portions of these exhibits. Omitted portions have been filed separately with the Commission.


(1) Incorporated by reference to the same exhibit filed with Cell Genesys's Registration Statement on Form S-1 (File No. 33-46452), portions of which have been granted confidential treatment.

(2) Incorporated by reference to the same exhibit filed with Cell Genesys's Registration Statement on Form S-1 (File No. 33-46452).

(3) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, portions of which have been granted confidential treatment.

(4) Incorporated by reference to the same exhibit filed with Cell Genesys's Annual Report on Form 10-K for the year ended December 31, 1993, portions of which have been granted confidential treatment.

(5) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, portions of which have been granted confidential treatment.

(6) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(7) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, portions of which have been granted confidential treatment.

(8) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

(9) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly report on Form 10-Q for the quarter ended September 30, 1996.

(10)Incorporated by reference to the same exhibit filed with Cell Genesys's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, portions of which have been granted confidential treatment.


(11) Incorporated by reference to the same exhibit filed with Cell Genesys's Annual Report on Form 10-K for the year ended December 31, 1993.


     (b)  Financial Statement Schedules:

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification by the Registrant for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (a) It will provide to the Underwriters at the closing as specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (c) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 19th day of May, 1998.


                                          ABGENIX, INC.

                                          By:      /s/ R. SCOTT GREER
                                            ------------------------------------
                                                       R. Scott Greer
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----
             /s/ R. SCOTT GREER                President, Chief Executive Officer and   May 19, 1998
---------------------------------------------  Director (Principal Executive Officer)
               R. Scott Greer

           /s/ KURT W. LEUTZINGER              Vice President, Finance and Chief        May 19, 1998
---------------------------------------------  Financial Officer (Principal Financial
             Kurt W. Leutzinger                and
                                               Accounting Officer)

          *STEPHEN A. SHERWIN, M.D.            Chairman of the Board                    May 19, 1998
---------------------------------------------
          Stephen A. Sherwin, M.D.

         *M. KATHLEEN BEHRENS, PH.D.           Director                                 May 19, 1998
---------------------------------------------
         M. Kathleen Behrens, Ph.D.

        *RAJU S. KUCHERLAPATI, PH.D.           Director                                 May 19, 1998
---------------------------------------------
         Raju S. Kucherlapati, Ph.D.

               *MARK B. LOGAN                  Director                                 May 19, 1998
---------------------------------------------
                Mark B. Logan

              *JOSEPH E. MAROUN                Director                                 May 19, 1998
---------------------------------------------
              Joseph E. Maroun

           *By: /s/ R. SCOTT GREER
   ---------------------------------------
               R. Scott Greer
             (Attorney-In-Fact)

                                 EXHIBIT INDEX


      EXHIBIT
       NUMBER                         DESCRIPTION OF DOCUMENT
    ------------    -----------------------------------------------------------
      1.1           Form of Underwriting Agreement.
      3.1       *   Certificate of Incorporation of the Registrant, as
                    currently in effect.
      3.2       *   Certificate of Designations of Series A Preferred Stock,
                    Series B Preferred Stock and Series C Preferred Stock.
      3.3       *   Form Restated Certificate of Incorporation of the
                    Registrant, to be filed immediately following the closing
                    of the offering made under this Registration Statement.
      3.4       *   Bylaws of the Registrant, as currently in effect
      3.5       *   Form of Amended and Restated Bylaws of the Registrant, to
                    be adopted immediately following the closing of the
                    offering made under this Registration Statement.
      4.1       *   Specimen Common Stock Certificate.
      5.1       *   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation.
     10.1       *   Form of Indemnification Agreement between the Registrant
                    and each of its directors and officers.
     10.2       *   1996 Incentive Stock Plan and form of agreement thereunder.
     10.3       *   1998 Employee Stock Purchase Plan and form of agreement
                    thereunder.
     10.4       *   1998 Director Option Plan and form of agreement thereunder.
     10.5       *   Warrant dated January 23, 1997 exercisable for shares of
                    Series A Preferred Stock.
     10.6       *   Warrant dated March 27, 1997 exercisable for shares of
                    Series A Preferred Stock.
    +10.7(1)        Joint Venture Agreement dated June 12, 1991 between Cell
                    Genesys and JT Immunotech USA Inc.
    +10.7A(4)       Amendment No. 1 dated January 1, 1994 to Joint Venture
                    Agreement.
    +10.7B(7)       Amendment No. 2 dated June 28, 1996 to Joint Venture
                    Agreement.
    +10.8(1)        Collaboration Agreement dated June 12, 1991 among Cell
                    Genesys, Xenotech, Inc. and JT Immunotech USA Inc.
    +10.8A(3)       Amendment No. 1 dated June 30, 1993 to Collaboration
                    Agreement.
     10.8B(11)      Amendment No. 2 dated January 1, 1994 to Collaboration
                    Agreement.
    +10.8C(5)       Amendment No. 3 dated July 1, 1995 to Collaboration
                    Agreement.
    +10.8D(7)       Amendment No. 4 dated June 28, 1996 to Collaboration
                    Agreement.
    +10.8E      *   Amendment No. 5 dated November 1997 to Collaboration
                    Agreement.

      EXHIBIT
       NUMBER                         DESCRIPTION OF DOCUMENT
    ------------    -----------------------------------------------------------
    +10.9(1)        Limited Partnership Agreement dated June 12, 1991 among
                    Cell Genesys, Xenotech, Inc. and JT Immunotech USA Inc.
    +10.9A(4)       Amendment No. 2 dated January 1, 1994 to Limited
                    Partnership Agreement.
     10.9B(6)       Amendment No. 3 dated July 1, 1995 to Limited Partnership
                    Agreement.
     10.9C(8)       Amendment No. 4 dated June 28, 1996 to Limited Partnership
                    Agreement.
     10.10(2)       Field License dated June 12, 1991 among Cell Genesys, JT
                    Immunotech USA Inc. and Xenotech, L.P.
     10.10A(8)      Amendment No. 1 dated March 22, 1996 to Field License.
     10.10B(8)      Amendment No. 2 dated June 28, 1996 to Field License.
    +10.11(1)       Expanded Field License dated June 12, 1991 among Cell
                    Genesys, JT Immunotech USA Inc. and Xenotech, L.P.
     10.11A(8)      Amendment No. 1 dated June 28, 1996 to Expanded Field
                    License.
    +10.12      *   Amended and Restated Anti-IL-8 License Agreement dated
                    March 19, 1996 among Xenotech, L.P., Cell Genesys and Japan
                    Tobacco Inc.
    +10.13(7)       Master Research License and Option Agreement dated June 28,
                    1996 among Cell Genesys, Japan Tobacco Inc. and Xenotech,
                    L.P.
    +10.13A     *   Amendment No. 1 dated November 1997 to the Master Research
                    License and Option Agreement.
    +10.14      *   Stock Purchase and Transfer Agreement dated July 15, 1996
                    by and between Cell Genesys and the Registrant.
     10.15      *   Governance Agreement dated July 15, 1996 between Cell
                    Genesys and the Registrant.
     10.15A     *   Amendment No. 1 dated October 13, 1997 to the Governance
                    Agreement.
     10.15B     *   Amendment No. 2 dated December 19, 1997 to the Governance
                    Agreement.
     10.16      *   Tax Sharing Agreement dated July 15, 1996 between Cell
                    Genesys and the Registrant.
    +10.17      *   Gene Therapy Rights Agreement effective as of November 1,
                    1997 between the Registrant and Cell Genesys.
    +10.18      *   Patent Assignment Agreement dated July 15, 1996 by Cell
                    Genesys in favor of the Registrant.
     10.19(9)       Lease Agreement dated July 31, 1996 between John Arrillaga,
                    Trustee, or his Successor Trustee, UTA dated 7/20/77
                    (Arrillaga Family Trust) as amended, and Richard T. Peery,
                    Trustee, or his Successor Trustee, UTA dated 7/20/77
                    (Richard T. Peery Separate Property Trust) as amended, and the Registrant.
     10.20      *   Loan and Security Agreement dated January 23, 1997 between
                    Silicon Valley Bank and the Registrant.

      EXHIBIT
       NUMBER                         DESCRIPTION OF DOCUMENT
    ------------    -----------------------------------------------------------
     10.21      *   Master Lease Agreement dated March 27, 1997 between
                    Transamerica Business Credit Corporation and the
                    Registrant.
    +10.22      *   License Agreement dated February 1, 1997 between Ronald J.
                    Billing, Ph.D. and the Registrant.
    +10.23(10)      Release and Settlement Agreement dated March 26, 1997 among
                    Cell Genesys, the Registrant, Xenotech, L.P., Japan Tobacco
                    Inc. and GenPharm International, Inc.
    +10.24(10)      Cross License Agreement effective as of March 26, 1997,
                    among Cell Genesys, the Registrant, Xenotech, L.P., Japan
                    Tobacco Inc. and GenPharm International, Inc.
    +10.25(10)      Interference Settlement Procedure Agreement, effective as
                    of March 26, 1997, among Cell Genesys, the Registrant,
                    Xenotech, L.P., Japan Tobacco Inc. and GenPharm
                    International, Inc.
    +10.26      *   Agreement dated March 26, 1997 among Xenotech, L.P.,
                    Xenotech, Inc., Cell Genesys, the Registrant, Japan Tobacco
                    Inc. and JT Immunotech USA Inc.
    +10.27      *   Collaborative Research Agreement dated December 22, 1997
                    between Pfizer, Inc. and the Registrant.
     10.28      *   Amended and Restated Stockholder Rights Agreement dated
                    January 12, 1998 among the Registrant and certain holders
                    of the Registrant's capital stock.
    +10.29      *   Collaborative Research Agreement effective as of January
                    28, 1998 between Schering-Plough Research Institute and the
                    Registrant.
     10.30      *   Excerpts from the Minutes of a Meeting of the Board of
                    Directors of the Registrant, dated October 23, 1996.
     10.31      *   Excerpts from the Minutes of a Meeting of the Board of
                    Directors of the Registrant, dated October 22, 1997.
    +10.32      *   Exclusive Worldwide Product License dated November 1997
                    between Xenotech, L.P. and the Registrant.
    +10.33      *   Research License and Option Agreement effective as of April
                    6, 1998 between the Registrant and Genentech, Inc.
     23.1           Consent of Ernst & Young LLP, Independent Auditors.
     23.2       *   Consent of Counsel.
     24.1       *   Power of Attorney (see page II-6).
     27.1       *   Financial Data Schedule.


---------------

*     Previously filed.


+     Confidential treatment requested for portions of these exhibits. Omitted portions have been filed separately with the Commission.


 (1) Incorporated by reference to the same exhibit filed with Cell Genesys's Registration Statement on Form S-1 (File No. 33-46452), portions of which have been granted confidential treatment.

 (2) Incorporated by reference to the same exhibit filed with Cell Genesys's Registration Statement on Form S-1 (File No. 33-46452).

 (3) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, portions of which have been granted confidential treatment.

 (4) Incorporated by reference to the same exhibit filed with Cell Genesys's Annual Report on Form 10-K for the year ended December 31, 1993, portions of which have been granted confidential treatment.

 (5) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, portions of which have been granted confidential treatment.

 (6) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

 (7) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, portions of which have been granted confidential treatment.

 (8) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (9) Incorporated by reference to the same exhibit filed with Cell Genesys's Quarterly report on Form 10-Q for the quarter ended September 30, 1996.

(10) Incorporated by reference to the same exhibit filed with Cell Genesys's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, portions of which have been granted confidential treatment.


(11) Incorporated by reference to the same exhibit filed with Cell Genesys's Annual Report on Form 10-K for the year ended December 31, 1993.